TELEPHONE AND DATA SYSTEMS™

2013 Annual Report

www.teldta.com

U.S. Cellular

TDS

2013 Annual Report www.teldta.com 2013 Annual Report www.teldta.com

Ensuring a strong financial foundation TDS U.S. Cellular Shares Repurchased (in millions of shares) 8 7 6 5 4 3 2 1 0 07 08 09 10 11 12 13 Capital Allocation Strategy $0.60 $0.50 $0.40 $0.30 $0.20 $0.10 $0.00 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09 10 11 12 13 TDS Annual Dividend Per Share At TDS, we take a balanced approach to capital allocation, investing to build our businesses for the long term, and returning value to our shareholders. Investing for our future Over the next several years, we expect to allocate approximately 75 percent of our available resources to build and strengthen our cable and hosted and managed services businesses through attractive acquisition opportunities. Returning value to our shareholders At the same time, we plan to return approximately 25 percent of our available resources to our shareholders, through cash dividends and share repurchases. We are proud to have increased our annual dividend for 40 consecutive years—an achievement accomplished by only a handful of companies. Over the past seven years, TDS has repurchased $930 million of TDS and U.S. Cellular shares. 40 years of consecutive dividend increases New $250 million TDS share repurchase program authorized in 2013 Investing for our future Returning value to shareholders

TELEPHONE AND DATA SYSTEMS 1 To Our Shareholders Total Company Performance For TDS, 2013 was a year of signifi cant strategic action. We divested underperforming wireless markets to focus on stronger markets. We identified cable as an attractive growth area and made our first acquisition, Baja Broadband, to build the business. We united our hosted and managed services businesses under one brand to focus more effectively on attracting midmarket commercial customers. We also took action to return value to TDS and U.S. Cellular shareholders, and to strengthen our financial foundation by monetizing non-strategic assets. TDS’ mission is to provide outstanding communication services to our customers and meet the needs of our shareholders, our people and our communities. In pursuing this mission, we seek to continuously grow our businesses, create opportunities for our associates and employees, and steadily build value over the long term for our shareholders. While our financial and operating results continue to refl ect the competitive environment and the impact of necessary investments, we believe the actions we’ve taken to better position our businesses will enable us to improve our performance over time. In addition to the initiatives above, we made progress in a number of important areas: U.S. Cellular continued to increase smartphone penetration and data use through its expanded 4G LTE network, shared data plans, and a competitive portfolio of Android, Apple, and Windows devices. U.S. Cellular further expanded retail distribution through agreements with Sam’s Club and Amazon, and launched a new billing and operational system that provides an important platform for future growth. Although implementation challenges impacted customer service more than anticipated, we believe the long-term benefits will be substantial. TDS Telecom increased wireline residential average revenue per connection and maintained strong growth in commercial managedIP customers. TDS has invested in substantial initiatives over the past few years to position our businesses to operate more efficiently and compete more effectively. We are confident that the short-term impact to performance is worth the long-term benefits for our businesses and our customers. Thank you to the leadership teams at TDS and each of our businesses for leading us through challenges and opportunities with the highest ethical and professional standards. We appreciate your vision and dedication. TDS Telecom began integrating the Baja Broadband acquisition and implementing strategies to increase residential and commercial penetration in Baja markets. We strengthened our hosted and managed services business with the acquisition of solutions provider MSN Communications, and then united all five HMS businesses under a single brand—OneNeck IT Solutions.

2 TELEPHONE AND DATA SYSTEMS J.D. Power Customer Champion, 2014 Attracting Customers and Building Loyalty Attracting new customers and reducing churn are our highest priorities. We enhanced our value proposition in 2013 by expanding 4G LTE access to nearly 90 percent of our customers, launching Apple devices to strengthen our portfolio, offering shared data plans, and working to provide a seamless and consistently high-quality experience across our sales and service channels. We introduced customizable plans for small and medium businesses, and expanded our distribution to Sam’s Club and Amazon. We also converted to a new billing and operational support system—an essential platform for delivering services and products more efficiently. During and following the conversion, many of our customers experienced extended reductions in service levels as we worked through implementation issues, and this led to an increase in postpaid churn. These experiences were below our standards, and we provided additional rewards points to postpaid customers in appreciation for their patience and commitment. We launched Apple devices for the fi rst time in November of 2013, and reinstituted contracts for postpaid customers, to help reduce postpaid churn over time. Our strategy is to provide the best customer experiences in the wireless industry, centered around a best-in-class network. A fast and reliable 4G LTE network is the backbone for our competitive data products and services and strong portfolio of Android, Apple, and Windows devices. Our Rewards Program—unique in the wireless industry—creates a membership experience for our customers. More than ever, we believe network quality is the most important element of customer satisfaction. U.S. Cellular Value Proposition Data Products & Services Membership Experience Local Market Foc us Competitive devices, plans, and pricing Understanding customer needs in each of our markets Outstanding customer service and Rewards Program Best-in-Class Network

TELEPHONE AND DATA SYSTEMS 3 Growth in data use is a critical driver of U.S. Cellular’s future success. Total data traffic increased 97 percent from 2012 to 2013. Increasing Smartphone Penetration and Monetizing Data Use A best-in-class 4G LTE network is the foundation for competitive data offerings and devices that enable us to maximize and monetize the dramatic growth in data use. By the end of 2013, we offered our strongest-ever portfolio of Android, Apple, and Windows devices, along with attractive shared data plans. Fifty-one percent of postpaid customers were smartphone customers in the fourth quarter, and 80 percent of total devices sold in the quarter were smartphones. We expanded 4G LTE coverage to nearly 90 percent of customers by year end, and 4G LTE devices were 69 percent of devices sold in the fourth quarter. Comprehensive 4G LTE coverage provides signifi cant capacity to promote and monetize smartphone adoption and data use in all of our markets. The recent Federal Communications Commission decision to mandate device interoperability supports our strategy by ensuring that we can continue to offer a greater choice of devices to our customers, and offer nationwide 4G LTE roaming coverage in the future. “Highest Network Quality Performance Among Wireless Cell Phone Users in North Central Region” - J.D. Power Smartphones as a Percentage of Total Devices Sold 90% 80% 70% 60% 50% 40% 30% 20% 10% 0 63% 62% 66% 80% 65% 69% Q4 12 Q1 13 Q2 13 Q3 13 Q4 13 4G 3G 46% 46% 58% 55% Q4 12 Q1 13 Q2 13 Q3 13 Q4 13 Smartphone Customers as a Percentage of Postpaid Customers 55% 50% 45% 40% 35% 30% 25% 20% 15% 10% 5% 0 42% 43% 46% 51% 47% 42% 15% 21% 29% 4G 3G 33%

Wireline Residential TDS Telecom is increasing average revenue per residential connection as customers chose faster broadband speeds and higher-tier packages of our IPTV service, TDS TV®. We continued to increase broadband speeds and expand TDS TV availability in our markets, and we marketed high-speed fiber and TDS TV services in new neighborhoods to build momentum prior to buildouts. By the fourth quarter, TDS TV was available in 11 markets, and 13 percent of residential households were passed by facilities that enable TDS TV. Broadband and video service bundles are key to our retention strategy, and by the end of 2013, 73 percent of residential customers had double- or triple-play bundles. We also neared completion of stimulus projects nationwide that will bring broadband access to approximately 27,000 previously underserved households when complete. Commercial Our commercial strategy is to be a trusted partner to our business customers, and our reputation for service quality and reliability enabled us to achieve a 35 percent increase in connections for managedIP, a hosted VoIP voice and data solution. This offset a decline in traditional voice services, which resulted in a slight increase in commercial revenues in 2013. TDS TELECOM Our strategy is to attract customers by providing high-quality, reliable communications services and products. We expanded our business strategically in 2013 by entering the cable sector through the acquisition of Baja Broadband, opening substantial opportunities to leverage our existing products, services, and infrastructure in new markets. We also positioned our hosted and managed services business to offer comprehensive IT solutions through a unified brand and sales force. 4 TELEPHONE AND DATA SYSTEMS Twenty-five percent of customers had access to 25Mbps or faster broadband service at the end of 2013. The average monthly churn rate for customers with three services is very low, at approximately one-half of one percent. 130 120 110 100 90 80 70 60 50 40 30 20 10 0 15 30 54 128 95 managedIP Connections (in thousands) 09 10 11 12 13

Suttle-Straus Suttle-Straus, a marketing and graphic communications solutions provider, continued to improve its performance in 2013, expanding its commercial client base and enhancing its bundled packages of marketing services, from creative development through print and distribution. Suttle-Straus also improved margins and increased productivity through continuous improvement initiatives. Airadigm Communications Airadigm Communications, Inc. offers mobile services to customers in Wisconsin. Airadigm operates independently of U.S. Cellular. OTHER TDS SUBSIDIARIES TELEPHONE AND DATA SYSTEMS 5 The high-capacity cable pipeline offers significant growth potential for our residential and commercial data products and services. Recurring hosted and managed services revenues increased 10 percent in 2013. Cable We identified cable broadband as an attractive growth area and entered the sector in 2013 with the acquisition of Baja Broadband, which provides a high-capacity data pipeline to homes and businesses in the southwest U.S. After the acquisition closed in August, we began leveraging our marketing experience and network capabilities to increase residential and commercial penetration in Baja’s markets. As we execute on our integration and growth strategies, we’re identifying operational and infrastructure synergies to increase effi ciency. We plan to continue to build our cable portfolio with acquisitions that offer signifi cant growth potential in complementary markets. Hosted and Managed Services Our strategy is to sell comprehensive IT solutions to mid-market commercial customers. We strengthened our value proposition in 2013 with the acquisition of solutions provider MSN Communications, and then unified our fi ve hosted and managed services businesses under one brand—OneNeck IT Solutions. With a comprehensive, unifi ed service portfolio that includes colocation, cloud and hosting solutions, managed services, professional services, ERP application management, and IT hardware, OneNeck is well positioned to be a single, trusted source of end-to-end IT solutions for commercial customers.

6 TELEPHONE AND DATA SYSTEMS TDS Telecom We’re working to attract residential and commercial customers through superior experiences and highquality, reliable services. We plan to bring faster broadband, high-quality video service, and competitive bundles to more residential customers, and increase fiber network coverage for both residential and commercial customers. We’ll continue to optimize our investment in Baja Broadband and seek additional opportunities to build our cable business through acquisitions. We’re focused on developing comprehensive hosted and managed solutions through OneNeck IT Solutions, and increasing recurring revenues from mid-market customers. Our strategic imperative is to increase customer and revenue growth in our businesses by leveraging our improved competitive positioning and allocating our resources effectively to support growth initiatives. U.S. Cellular We plan to attract new customers and build customer loyalty with customer experiences grounded in network quality, competitive data products and services and devices, an innovative Rewards Program that makes customers feel like members, and localized attention to customer needs. We’re focused on driving revenues through smartphone penetration and monetized data use, as we continue to expand and enhance 4G LTE access. We will continue to increase operational efficiency. LOOKING FORWARD Thank you to the employees and associates of the TDS companies for their dedication and innovation in providing outstanding services, products, and experiences to our customers. Thank you also to our shareholders and debt holders for your continuing support of our long-term strategies. Sincerely, LeRoy T. Carlson, Jr. Walter C.D. Carlson President and Chief Chairman of the Board Executive Officer

TELEPHONE AND DATA SYSTEMS, INC.

ANNUAL REPORT TO SHAREHOLDERS FOR THE YEAR ENDED DECEMBER 31, 2013
Pursuant to SEC Rule 14a-3

The following audited financial statements and certain other financial information for the year ended December 31, 2013, represent Telephone and Data Systems' annual report to shareholders as required by the rules and regulations of the Security and Exchange Commission ("SEC").

The following information was filed with the SEC on February 28, 2014 as Exhibit 13 to Telephone and Data Systems' Annual Report on Form 10-K for the year ended December 31, 2013. Such information has not been updated or revised since the date it was originally filed with the SEC. Accordingly, you are encouraged to review such information together with any subsequent information that we have filed with the SEC and other publicly available information.

Exhibit 13

Telephone and Data Systems, Inc.

Financial Reports Contents

Telephone and Data Systems, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Telephone and Data Systems, Inc. ("TDS") is a diversified telecommunications company providing high-quality telecommunications services to approximately 4.8 million wireless customers and 1.1 million wireline and cable connections at December 31, 2013. TDS conducts substantially all of its wireless operations through its 84%-owned subsidiary, United States Cellular Corporation ("U.S. Cellular"). TDS provides wireline services, cable services and hosted and managed services ("HMS"), through its wholly-owned subsidiary, TDS Telecommunications Corporation ("TDS Telecom").

TDS conducts printing and distribution services through its majority-owned subsidiary, Suttle-Straus, Inc. ("Suttle-Straus") and provides wireless services through its wholly-owned subsidiary, Airadigm Communications, Inc. ("Airadigm"), a Wisconsin-based service provider. At this time, Airadigm operates independently from U.S. Cellular. Suttle-Straus and Airadigm's financial results were not significant to TDS' operations for the year ended December 31, 2013 and collectively represent the "Non-Reportable Segment."

The following discussion and analysis should be read in conjunction with TDS' audited consolidated financial statements and the description of TDS' business included in Item 1 of the TDS Annual Report on Form 10-K ("Form 10-K") for the year ended December 31, 2013. The discussion and analysis contained herein refers to consolidated data and results of operations, unless otherwise noted.

OVERVIEW

The following is a summary of certain selected information contained in the comprehensive Management's Discussion and Analysis of Financial Condition and Results of Operations that follows. The overview does not contain all of the information that may be important. You should carefully read the entire Management's Discussion and Analysis of Financial Condition and Results of Operations and not rely solely on the overview.

Previously, TDS had reported the following reportable segments: U.S. Cellular, TDS Telecom's incumbent local exchange carrier ("ILEC"), its competitive local exchange carrier ("CLEC"), its HMS operations and the Non-Reportable Segment. As a result of recent acquisitions and changes in TDS' strategy, operations and internal reporting, TDS has reevaluated and changed its operating segments during the year ended December 31, 2013, which resulted in the following reportable segments: U.S. Cellular, TDS Telecom's Wireline, Cable and HMS operations, and the Non-Reportable Segment. The Wireline segment consists of the former ILEC and CLEC segments. The Cable segment consists of Baja Broadband, LLC ("Baja"), which was acquired in August 2013. The HMS segment remains unchanged. Periods presented for comparative purposes have been re-presented to conform to this revised presentation.

U.S. Cellular

In its consolidated operating markets, U.S. Cellular serves approximately 4.8 million customers in 23 states. As of December 31, 2013, U.S. Cellular's average penetration rate in its consolidated operating markets was 15.0%. U.S. Cellular operates on a customer satisfaction strategy, striving to meet or exceed customer needs by providing a comprehensive range of wireless products and services, excellent customer support, and a high-quality network. U.S. Cellular's business development strategy is to obtain interests in and access to wireless licenses in its current operating markets and in areas that are adjacent to or in close proximity to its other wireless licenses, thereby building contiguous operating market areas with strong spectrum positions. U.S. Cellular believes that the acquisition of additional licenses within its current operating markets will enhance its network capacity to meet its customers' increased demand for data services. U.S. Cellular anticipates that grouping its operations into market areas will continue to provide it with certain economies in its capital and operating costs.

Financial and operating highlights in 2013 included the following:

•
On April 3, 2013, U.S. Cellular entered into an agreement relating to St. Lawrence Seaway RSA Cellular Partnership ("NY1") and New York RSA 2 Cellular Partnership ("NY2" and, together with NY1,

Telephone and Data Systems, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

  the "Partnerships") with Cellco Partnership d/b/a Verizon Wireless, which required U.S. Cellular to deconsolidate the Partnerships and thereafter account for them as equity method investments (the "NY1 & NY2 Deconsolidation"). In connection with the deconsolidation, U.S. Cellular recognized a non-cash pre-tax gain of $18.5 million which was recorded in Gain on investments in the Consolidated Statement of Operations. See Note 7—Investments in Unconsolidated Entities in the Notes to Consolidated Financial Statements for additional information regarding this transaction.

•
On May 16, 2013, U.S. Cellular completed the sale of customers and certain PCS license spectrum in U.S. Cellular's Chicago, central Illinois, St. Louis and certain Indiana/Michigan/Ohio markets ("Divestiture Markets"), to Sprint Corp., fka Sprint Nextel Corporation, for $480 million in cash (the "Divestiture Transaction"). In connection with the sale, U.S. Cellular recognized a pre-tax gain of $266.4 million which was recorded in (Gain) loss on sale of business and other exit costs, net in the Consolidated Statement of Operations. See Note 5—Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements for additional information regarding this transaction.

•
On June 25, 2013, U.S. Cellular paid a special cash dividend of $5.75 per share, for an aggregate amount of $482.3 million, to all holders of U.S. Cellular Common Shares and Series A Common Shares as of June 11, 2013. Of the $482.3 million paid, TDS received $407.1 million while noncontrolling public shareholders received $75.2 million.

•
On October 4, 2013, U.S. Cellular sold the majority of its Mississippi Valley non-operating market license ("unbuilt license") for $308.0 million. A pre-tax gain of $250.6 million was recorded in (Gain) loss on license sales and exchanges in the Consolidated Statement of Operations.

•
In the fourth quarter of 2013, U.S. Cellular issued loyalty reward points with a value of $43.5 million as a loyalty bonus in recognition of the inconvenience experienced by customers during U.S. Cellular's recent billing system conversion. The loyalty bonus reduced Operating revenues in the Consolidated Statement of Operations and increased Customer deposits and deferred revenues in the Consolidated Balance Sheet.

•
Total consolidated customers were 4,774,000 at December 31, 2013, including 4,610,000 retail customers (97% of total).

The following operating information is presented for Core Markets. As used here, Core Markets is defined as all consolidated markets in which U.S. Cellular currently conducts business and, therefore, excludes the Divestiture Markets and the NY1 & NY2 Deconsolidated Markets. Core Markets as defined also includes any other income or expenses due to U.S. Cellular's direct or indirect ownership interests in other spectrum in the Divestiture Markets which was not included in the Divestiture Transaction and other retained assets from the Divestiture Markets.

•
Retail customer net losses were 215,000 in 2013 compared to net additions of 32,000 in 2012. In the postpaid category, there were net losses of 217,000 in 2013, compared to net losses of 92,000 in 2012. Prepaid net additions were 2,000 in 2013 compared to net additions of 124,000 in 2012.

•
Postpaid customers comprised approximately 93% of U.S. Cellular's retail customers as of December 31, 2013 and December 31, 2012. The postpaid churn rate was 1.7% in 2013 and 1.5% in 2012. The prepaid churn rate was 6.7% in 2013 and 5.2% in 2012.

•
Billed average revenue per user ("ARPU") increased to $50.82 in 2013 from $50.54 in 2012 reflecting an increase in postpaid ARPU due to increases in smartphone adoption and corresponding revenues from data products and services, offset by a decrease in prepaid ARPU. Service revenue ARPU decreased to $57.66 in 2013 from $58.49 in 2012 due primarily to decreases in inbound roaming and eligible telecommunications carriers ("ETC") revenues. The special issuance of loyalty rewards points in the fourth quarter of 2013 negatively impacted both billed ARPU and service revenue ARPU by $0.73 in 2013.

Telephone and Data Systems, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

•
Postpaid customers on smartphone service plans increased to 51% as of December 31, 2013 compared to 41% as of December 31, 2012. In addition, smartphones represented 69% of all devices sold in 2013 compared to 56% in 2012.

The following financial information is presented for U.S. Cellular consolidated results:

•
Retail service revenues of $3,165.5 million decreased $382.5 million year-over-year, due to a decrease of 619,000 in the average number of customers (including approximately 550,000 due to the reductions caused by the Divestiture Transaction and NY1 & NY2 Deconsolidation).

•
Total additions to Property, plant and equipment were $737.5 million, including expenditures to deploy fourth generation Long-Term Evolution ("4G LTE") equipment, construct cell sites, increase capacity in existing cell sites and switches, outfit new and remodel existing retail stores, develop new billing and other customer management related systems and platforms, and enhance existing office systems. Total cell sites in service decreased 13% year-over-year to 6,975 primarily as a result of the NY1 & NY2 Deconsolidation and the deactivation of certain cell sites in the Divestiture Markets.

•
Operating income decreased $9.8 million, or 6%, to $146.9 million in 2013 from $156.7 million in 2012, reflecting lower service revenues as discussed above as well as lower inbound roaming revenues, higher equipment subsidies and accelerated depreciation related to the Divestiture Transaction. The impacts of these items were offset by lower operating expenses in other categories and gains related to sales of the Divestiture Markets and spectrum licenses. See additional discussion below in "Results of Operations—U.S. Cellular".

U.S. Cellular anticipates that future results will be affected by the following factors:

•
Impacts of selling Apple iPhone products;

•
Relative ability to attract and retain customers in a competitive marketplace in a cost effective manner;

•
Effects of industry competition on service and equipment pricing as well as the impacts associated with the expanding presence of carriers and other retailers offering low-priced, unlimited prepaid service;

•
Expanded distribution of products and services in third-party national retailers;

•
Potential increases in prepaid customers, who generally generate lower ARPU and higher churn, as a percentage of U.S. Cellular's customer base in response to changes in customer preferences and industry dynamics;

•
The nature and rate of growth in the wireless industry, requiring U.S. Cellular to grow revenues primarily from selling additional products and services to its existing customers, increasing the number of multi-device users among its existing customers, increasing the use of data products and services and attracting wireless customers switching from other wireless carriers;

•
Continued growth in revenues and costs related to data products and services and declines in revenues from voice services;

•
Rapid growth in the demand for new data devices and services which may result in increased cost of equipment sold and other operating expenses and the need for additional investment in network capacity and enhancements;

•
Further consolidation among carriers in the wireless industry, which could result in increased competition for customers and/or cause roaming revenues to decline;

•
Uncertainty related to various rulemaking proceedings under way at the Federal Communications Commission ("FCC");

•
The ability to negotiate satisfactory 4G LTE data roaming agreements with other wireless operators;

Telephone and Data Systems, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

•
U.S. Cellular completed the migration of its customers to a new Billing and Operational Support System ("B/OSS") in the third quarter of 2013. This conversion caused billing delays, which were largely resolved in the fourth quarter of 2013. In addition, intermittent system outages and delayed system response times negatively impacted customer service and sales operations at certain times. Continuing operational problems associated with the conversion to the new billing system could have adverse effects on U.S. Cellular's business (in areas such as overall customer satisfaction, customer attrition, uncollectible accounts receivable, gross customer additions, or operating expenses). All of these factors could have a material adverse effect on U.S. Cellular's results of operations or cash flows; and

•
On August 14, 2013 U.S. Cellular entered into a definitive agreement to sell the majority of its St. Louis area unbuilt license for $92.3 million. The sale will result in an estimated pre-tax gain of $76.2 million. This transaction is subject to regulatory approval and is expected to close in the first quarter of 2014 at which time, the gain on sale will be recorded. In accordance with GAAP, the book value of the license has been accounted for and disclosed as "held for sale" in the Consolidated Balance Sheet at December 31, 2013.

See "Results of Operations—U.S. Cellular."

TDS Telecom

The Wireline and Cable segments seek to be the preferred telecommunications solutions providers in their chosen markets serving both residential and commercial customers by developing and delivering high-quality products that meet or exceed customers' needs and to outperform the competition by maintaining superior customer service. TDS Telecom provides broadband, voice, and video services to residential customers through value-added bundling of products. The commercial focus is to provide advanced IP-based voice and data services to small to medium sized businesses. The HMS segment provides colocation, dedicated hosting, hosted application management, cloud computing services and planning, engineering, procurement, installation, sales and management of Information Technology ("IT") infrastructure hardware solutions.

On October 4, 2013, TDS acquired 100% of the outstanding shares of MSN Communications, Inc. ("MSN") for $43.6 million in cash. The operations of MSN are included in the HMS segment since the date of acquisition.

On August 1, 2013, TDS Telecom acquired substantially all of the assets of Baja Broadband, LLC ("Baja") for $264.1 million in cash. Baja operates in markets primarily in Colorado, New Mexico, Texas, and Utah. The operations of Baja are included in the Cable segment since the date of acquisition.

TDS Telecom acquired Vital Support Systems, LLC ("Vital") in June 2012 and OneNeck IT Services Corporation ("OneNeck IT Services") in July 2011. The operations of Vital and OneNeck IT Services are included in the HMS segment since their respective dates of acquisition.

All of these acquisitions impact the comparability of TDS Telecom operating results.

Financial and operating highlights in 2013 included the following:

•
Operating revenues increased $92.5 million or 11% to $947.0 million in 2013. The increase was due primarily to $100.1 million from acquisitions of Vital in June 2012, Baja in August 2013 and MSN in October 2013, partially offset by a decrease in revenues due to declines in Wireline connections and a decline in Wireline wholesale revenues.

•
Operating expenses increased $88.4 million or 11% to $902.2 million in 2013 due primarily to $101.2 million from the acquisitions noted above, partially offset by a decrease in Wireline expenses.

•
Additions to Property, plant and equipment totaled $164.9 million in 2013 including strategic investment in increased network capabilities for broadband services, HMS expansion, IPTV expansion,

Telephone and Data Systems, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

  and software tools that improve management of the network and support sales and customer service processes.

TDS anticipates that TDS Telecom's future results will be affected by the following factors:

•
Continued increases in competition from wireless and other wireline providers, cable providers, and technologies such as VoIP, DOCSIS 3.0 and fourth generation ("4G") mobile technology;

•
Continued increases in consumer data usage and demand for high-speed data services;

•
Continued declines in Wireline voice connections;

•
Continued focus on customer retention programs, including discounting for "triple-play" bundles including voice, broadband and video or satellite video;

•
The expansion of IPTV into additional market areas;

•
Continued growth in hosted and managed services which may result in the need for additional investment in data centers;

•
Continued focus on cost-reduction initiatives through product and service cost improvements and process efficiencies;

•
The Federal government's disbursement of Broadband Stimulus Funds to bring broadband to rural customers;

•
The National Broadband Plan and other rulemaking by the FCC, including uncertainty related to future funding from the Universal Service Fund ("USF"), broadband requirements, intercarrier compensation and changes in access reform;

•
Impacts of the Baja and MSN transactions, including, but not limited to, the ability to successfully integrate and operate these businesses and the financial impacts of such transactions; and

•
Potential acquisitions or divestitures by TDS and/or TDS Telecom of wireline, cable, HMS, or other businesses.

See "Results of Operations—TDS Telecom."

Pro Forma Financial Information

Refer to TDS' Form 8-K filed on February 26, 2014 for pro forma financial information related to the Divestiture Transaction and the NY1 & NY2 Deconsolidation for the three and twelve months ended December 31, 2013, as if the transactions had occurred at the beginning of the respective periods. Also refer to TDS' Form 8-K filed on May 3, 2013 for pro forma financial information related to the Divestiture Transaction and the NY1 & NY2 Deconsolidation for the twelve months ended December 31, 2012.

REGULATORY DEVELOPMENTS

FCC Reform Order

In 2011, the FCC released an order ("Reform Order") to: reform its universal service and intercarrier compensation mechanisms; establish a new, broadband-focused support mechanism; and propose further rules to advance reform. Appeals of the Reform Order were consolidated and argued in the U.S. Court of Appeals for the 10th Circuit on November 19, 2013, with a decision anticipated in 2014.

There have been no significant changes to the Reform Order since December 31, 2012 that are expected to adversely affect U.S. Cellular or TDS Telecom. U.S. Cellular and TDS Telecom cannot predict the outcome of the consolidated appeals referred to above or any future rulemaking, reconsideration or legal challenges and, as a consequence, the impacts that such potential developments may have on U.S. Cellular's or TDS Telecom's business, financial condition or results of operations.

Telephone and Data Systems, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

FCC Interoperability Order

On October 25, 2013, the FCC adopted a Report and Order and Order of Proposed Modification confirming a voluntary industry agreement on interoperability in the Lower 700 MHz spectrum band. The FCC's Report and Order lays out a roadmap for the voluntary commitments of AT&T and DISH Network Corporation ("DISH") to become fully binding under a regulatory framework which will require the FCC to take additional actions proposed to be completed by the first quarter of 2014. Pursuant to this voluntary agreement, AT&T will begin incorporating changes in its network and devices that will foster interoperability across all paired spectrum blocks in the Lower 700 MHz Band, collectively comprising "Band 12" under the standards of the 3rd Generation Partnership Project ("3GPP"). AT&T also agreed to support LTE roaming on its networks for carriers with compatible Band 12 devices, consistent with the FCC's rules on roaming. As outlined in its voluntary commitment, AT&T will be implementing the foregoing changes in phases starting with network software enhancement taking place possibly through the third quarter of 2015 with its Band 12 device roll-out to follow. In addition the FCC has adopted changes in its technical rules for certain unpaired spectrum licensed to AT&T and DISH in the Lower 700 MHz band to enhance prospects for Lower 700 MHz interoperability. AT&T's network and devices currently only interoperate across two of the three paired blocks in the Lower 700 MHz band. U.S. Cellular's LTE deployment, carried out in conjunction with its partner, King Street Wireless, utilizes spectrum in all three of these blocks and consequently was not interoperable with the AT&T configuration. U.S. Cellular believes that the FCC action will broaden the ecosystem of devices available to U.S. Cellular's customers over time.

Telephone and Data Systems, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS—CONSOLIDATED

Year Ended December 31,	2013	Increase/ (Decrease)	Percentage Change	2012	Increase/ (Decrease)	Percentage Change	2011
(Dollars in thousands, except per share amounts)
Operating revenues
U.S. Cellular	$3,918,836	$(533,248)	(12)%	$4,452,084	$108,738	3%	$4,343,346
TDS Telecom	947,003	92,497	11%	854,506	39,118	5%	815,388
All other(1)	35,397	(3,290)	(9)%	38,687	16,950	78%	21,737

Total operating revenues	4,901,236	(444,041)	(8)%	5,345,277	164,806	3%	5,180,471
Operating expenses
U.S. Cellular	3,771,971	(523,457)	(12)%	4,295,428	232,862	6%	4,062,566
TDS Telecom	902,171	88,407	11%	813,764	97,027	14%	716,737
All other(1)	(8,265)	(60,487)	>(100)%	52,222	13,556	35%	38,666

Total operating expenses	4,665,877	(495,537)	(10)%	5,161,414	343,445	7%	4,817,969
Operating income (loss)
U.S. Cellular	146,865	(9,791)	(6)%	156,656	(124,124)	(44)%	280,780
TDS Telecom	44,832	4,090	10%	40,742	(57,909)	(59)%	98,651
All other(1)	43,662	57,197	>100%	(13,535)	3,394	20%	(16,929)

Total operating income	235,359	51,496	28%	183,863	(178,639)	(49)%	362,502
Other income (expenses)
Equity in earnings of unconsolidated entities	132,714	39,847	43%	92,867	10,329	13%	82,538
Interest and dividend income	9,092	(156)	(2)%	9,248	103	1%	9,145
Gain (loss) on investments	14,547	18,265	>100%	(3,718)	(27,821)	>(100)%	24,103
Interest expense	(98,811)	12,066	14%	(86,745)	(31,456)	(27)%	(118,201)
Other, net	(37)	(757)	>(100)%	720	(2,938)	(80)%	3,658

Total other income (expenses)	57,505	45,133	>100%	12,372	11,129	>100%	1,243

Income before income taxes	292,864	96,629	49%	196,235	(167,510)	(46)%	363,745
Income tax expense	126,043	52,461	71%	73,582	(39,921)	(35)%	113,503

Net income	166,821	44,168	36%	122,653	(127,589)	(51)%	250,242
Less: Net income attributable to noncontrolling interests, net of tax	24,894	(15,898)	(39)%	40,792	(8,884)	(18)%	49,676

Net income attributable to TDS shareholders	141,927	60,066	73%	81,861	(118,705)	(59)%	200,566
Preferred dividend requirement	(49)	(1)	(2)%	(50)	—	—	(50)

Net income available to common shareholders	$141,878	$60,067	73%	$81,811	$(118,705)	(59)%	$200,516

Basic earnings per share attributable to TDS shareholders	$1.31	$0.56	75%	$0.75	$(1.10)	(59)%	$1.85
Diluted earnings per share attributable to TDS shareholders	$1.29	$0.54	72%	$0.75	$(1.08)	(59)%	$1.83

N/M—Percentage change not meaningful

(1)
Consists of Non-Reportable Segment, corporate operations and intercompany eliminations between U.S. Cellular, TDS Telecom, the Non-Reportable Segment and corporate operations. TDS recognized an incremental gain of $53.5 million compared to U.S. Cellular upon closing of the Divestiture Transaction as a result of lower asset basis in the assets disposed.

Operating Revenues and Expenses

See "Results of Operations—U.S. Cellular" and "Results of Operations—TDS Telecom" below for factors that affected Operating revenues and expenses.

Telephone and Data Systems, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Equity in earnings of unconsolidated entities

Equity in earnings of unconsolidated entities represents TDS' share of net income from entities in which it has a noncontrolling interest and that are accounted for by the equity method. TDS generally follows the equity method of accounting for unconsolidated entities in which its ownership interest is less than or equal to 50% but equals or exceeds 20% for corporations and 3% for partnerships and limited liability companies, or for unconsolidated entities in which its ownership is greater than 50% but TDS does not have a controlling financial interest.

TDS' investment in the Los Angeles SMSA Limited Partnership ("LA Partnership") contributed $78.4 million, $67.2 million and $55.3 million to Equity in earnings of unconsolidated entities in 2013, 2012 and 2011, respectively. TDS received cash distributions from the LA Partnership of $71.5 million in 2013 and $66.0 million in 2012 and 2011.

On April 3, 2013, TDS deconsolidated the NY1 & NY2 Partnerships and began reporting them as equity method investments in its consolidated financial statements as of that date. In 2013, TDS' investment in the NY1 & NY2 Partnerships contributed $24.7 million to Equity in earnings of unconsolidated entities subsequent to their deconsolidation. No amounts were included in 2012 or 2011 because the NY1 & NY2 Partnerships were consolidated in those years. Distributions from the NY1 & NY2 Partnerships of $29.4 million in 2013, after the deconsolidation on April 1, 2013, are included in Distributions from unconsolidated entities on the Consolidated Statement of Cash Flows.

Gain (loss) on investments

In connection with the deconsolidation of the NY1 & NY2 Partnerships, TDS recognized a non-cash pre-tax gain of $14.5 million which was recorded in Gain (loss) on investments in 2013. See Note 7—Investments in Unconsolidated Entities for additional information.

Loss on investment in 2012 includes a provision for loss of $3.7 million related to a note receivable and preferred stock acquired by U.S. Cellular in connection with an acquisition in 1998. Gain on investment in 2011 includes a gain of $12.7 million from TDS' acquisition of 63% of Airadigm in September 2011 and a $13.4 million gain recorded as a result of adjusting the carrying value of a pre-existing noncontrolling interest for which U.S. Cellular purchased the remaining interest in May 2011, as more fully described in Note 5—Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements.

Interest expense

Interest expense increased $12.1 million due primarily to the issuance of TDS' 5.875% Senior Notes in November 2012 for $195.0 million. This amount was partially offset by an increase in capitalized interest during 2013. TDS recorded $15.4 million in interest expense to write-off unamortized debt issuance costs related to TDS' $282.5 million, 7.6% Senior Notes, and U.S. Cellular's $330 million, 7.5% Senior Notes, redeemed on May 2, 2011 and June 20, 2011, respectively. The impact of these write-offs in 2011, along with lower effective interest rates on long-term debt and an increase in capitalized interest for multi-year projects during 2012, resulted in the year-over-year decrease of $31.5 million expense from 2011 to 2012.

Income tax expense

The effective tax rates on Income before income taxes and extraordinary items ("pre-tax income") for 2013, 2012 and 2011 were 43.0%, 37.5% and 31.2%, respectively. The following significant discrete and other items impacted income tax expense for these years:

2013—Includes tax expense of $14.9 million related to the NY1 & NY2 Deconsolidation and the Divestiture Transaction, and a tax benefit of $5.5 million resulting from statute of limitation expirations.

Telephone and Data Systems, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

2012—Includes tax benefits of $11.3 million resulting from statute of limitation expirations and $6.1 million resulting from corrections relating to prior periods, offset by tax expense of $1.3 million related to state income tax audits and tax expense associated with increases to state deferred tax asset valuation allowances of $5.2 million.

2011—Includes a tax benefit of $26.9 million resulting from state tax law changes, a tax benefit of $9.0 million resulting from statute of limitation expirations and tax expense of $6.0 million resulting from correction of partnership tax basis relating to a prior period.

See Note 3—Income Taxes in the Notes to Consolidated Financial Statements for further information on the effective tax rate.

Net income attributable to noncontrolling interests, net of tax

Net income attributable to noncontrolling interests, net of tax includes the noncontrolling public shareholders' share of U.S. Cellular's net income, the noncontrolling shareholders' or partners' share of certain U.S. Cellular subsidiaries' net income or loss and other TDS noncontrolling interests.

Year Ended December 31,	2013	2012	2011
(Dollars in thousands)
Net income attributable to noncontrolling interest, net of tax U.S. Cellular
Noncontrolling public shareholders'	$21,775	$18,431	$28,934
Noncontrolling shareholders' or partners'(1)	3,119	22,361	20,742

	$24,894	$40,792	$49,676

(1)
The large decrease in 2013 is primarily due to the elimination of the noncontrolling interest as a result of the NY1 & NY2 Deconsolidation on April 3, 2013.

Telephone and Data Systems, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS—U.S. CELLULAR

TDS provides wireless telephone service through U.S. Cellular, an 84%-owned subsidiary. U.S. Cellular owns, manages and invests in wireless markets throughout the United States.

Summary Operating Data for U.S. Cellular Consolidated Markets

Following is a table of summarized operating data for U.S. Cellular's Consolidated Markets. Consolidated Markets herein refers to markets which U.S. Cellular currently consolidates, or previously consolidated in the periods presented, and is not adjusted in prior periods presented for subsequent divestitures or deconsolidations. Unless otherwise noted, figures reported in Results of Operations are representative of consolidated results.

As of or for the Year Ended December 31,	2013	2012	2011
Retail Customers
Postpaid
Total at end of period	4,267,000	5,134,000	5,302,000
Gross additions	697,000	880,000	836,000
Net additions (losses)	(325,000)	(165,000)	(117,000)
ARPU(1)	$54.31	$54.32	$52.20
Churn rate(2)	1.8%	1.7%	1.5%
Smartphone penetration(3)(4)	50.8%	41.8%	30.5%
Prepaid
Total at end of period	343,000	423,000	306,000
Gross additions	309,000	368,000	228,000
Net additions (losses)	(21,000)	118,000	(8,000)
ARPU(1)	$31.44	$33.26	$33.42
Churn rate(2)	7.0%	6.0%	6.6%
Total customers at end of period	4,774,000	5,798,000	5,891,000
Billed ARPU(1)	$50.73	$50.81	$48.63
Service revenue ARPU(1)	$57.61	$58.70	$56.54
Smartphones sold as a percent of total devices sold	68.4%	55.8%	44.0%
Total Population
Consolidated markets(5)	58,013,000	93,244,000	91,965,000
Consolidated operating markets(5)	31,759,000	46,966,000	46,888,000
Market penetration at end of period
Consolidated markets(6)	8.2%	6.2%	6.4%
Consolidated operating markets(6)	15.0%	12.3%	12.6%
Capital expenditures (000s)	$737,501	$836,748	$782,526
Total cell sites in service	6,975	8,028	7,882
Owned towers in service	4,448	4,408	4,311

Telephone and Data Systems, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Summary Operating Data for U.S. Cellular Core Markets

Following is a table of summarized operating data for U.S. Cellular's Core Markets (which excludes the Divestiture Markets and NY1 and NY2 markets) as of or for the year ended December 31, 2013 or 2012.

As of or for the Year Ended December 31,	2013	2012
Retail Customers
Postpaid
Total at end of period	4,267,000	4,496,000
Gross additions	682,000	746,000
Net additions (losses)	(217,000)	(92,000)
ARPU(1)	$54.23	$53.65
Churn rate(2)	1.7%	1.5%
Smartphone penetration(3)(4)	50.8%	41.1%
Prepaid
Total at end of period	343,000	342,000
Gross additions	295,000	288,000
Net additions (losses)	2,000	124,000
ARPU(1)	$31.45	$32.98
Churn rate(2)	6.7%	5.2%
Total customers at end of period	4,774,000	5,022,000
Billed ARPU(1)	$50.82	$50.54
Service revenue ARPU(1)	$57.66	$58.49
Smartphones sold as a percent of total devices sold	68.6%	56.1%
Total Population
Consolidated markets(5)	58,013,000	83,384,000
Consolidated operating markets(5)	31,759,000	31,445,000
Market penetration at end of period
Consolidated markets(6)	8.2%	6.0%
Consolidated operating markets(6)	15.0%	16.0%
Capital expenditures (000s)	$735,082	$768,884
Total cell sites in service	6,161	6,130
Owned towers in service	3,913	3,847

(1)
ARPU metrics are calculated by dividing a revenue base by an average number of customers by the number of months in the period. These revenue bases and customer populations are shown below:

a.
Postpaid ARPU consists of total postpaid service revenues and postpaid customers.

b.
Prepaid ARPU consists of total prepaid service revenues and prepaid customers.

c.
Billed ARPU consists of total postpaid, prepaid and reseller service revenues and postpaid, prepaid and reseller customers.

d.
Service revenue ARPU consists of total retail service revenues, inbound roaming and other service revenues and postpaid, prepaid and reseller customers.

(2)
Churn metrics represent the percentage of the postpaid or prepaid customers that disconnects service each month. These metrics represent the average monthly postpaid or prepaid churn rate for each respective period.

(3)
Smartphones represent wireless devices which run on an Android, Apple, BlackBerry or Windows Mobile operating system, excluding tablets.

Telephone and Data Systems, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

(4)
Smartphone penetration is calculated by dividing postpaid smartphone customers by total postpaid customers.

(5)
Used only to calculate market penetration of consolidated and core markets and consolidated and core operating markets, respectively. See footnote (6) below.

(6)
Market penetration is calculated by dividing the number of wireless customers at the end of the period by the total population of consolidated and core markets and consolidated and core operating markets, respectively, estimated by Claritas.

Components of Operating Income

Year Ended December 31,	2013	Increase/ (Decrease)	Percentage Change	2012	Increase/ (Decrease)	Percentage Change	2011
(Dollars in thousands)
Retail service	$3,165,496	$(382,483)	(11)%	$3,547,979	$61,457	2%	$3,486,522
Inbound roaming	263,186	(85,531)	(25)%	348,717	408	N/M	348,309
Other	166,091	(36,069)	(18)%	202,160	(16,806)	(8)%	218,966

Service revenues	3,594,773	(504,083)	(12)%	4,098,856	45,059	1%	4,053,797
Equipment sales	324,063	(29,165)	(8)%	353,228	63,679	22%	289,549

Total operating revenues	3,918,836	(533,248)	(12)%	4,452,084	108,738	3%	4,343,346
System operations (excluding Depreciation, amortization and accretion reported below)	763,435	(183,370)	(19)%	946,805	17,426	2%	929,379
Cost of equipment sold	999,000	63,053	7%	935,947	144,145	18%	791,802
Selling, general and administrative	1,677,395	(87,538)	(5)%	1,764,933	(4,768)	N/M	1,769,701
Depreciation, amortization and accretion	803,781	195,148	32%	608,633	35,076	6%	573,557
(Gain) loss on asset disposals, net	30,606	(12,518)	(69)%	18,088	(8,199)	(83)%	9,889
(Gain) loss on sale of business and other exit costs, net	(246,767)	267,789	>100%	21,022	(21,022)	N/M	—
(Gain) loss on license sales and exchanges	(255,479)	255,479	N/M	—	(11,762)	N/M	(11,762)

Total operating expenses	3,771,971	(523,457)	(12)%	4,295,428	232,862	6%	4,062,566

Operating income	$146,865	$(9,791)	(6)%	$156,656	$(124,124)	(44)%	$280,780

N/M—Percentage change not meaningful

Operating Revenues

Service revenues

Service revenues consist primarily of: (i) charges for access, airtime, roaming, recovery of regulatory costs and value-added services, including data products and services, provided to U.S. Cellular's retail customers and to end users through third-party resellers ("retail service"); (ii) charges to other wireless carriers whose customers use U.S. Cellular's wireless systems when roaming, including long-distance roaming ("inbound roaming"); and (iii) amounts received from the Federal USF.

Retail service revenues

Retail service revenues decreased by $382.5 million, or 11%, to $3,165.5 million due primarily to a decrease in U.S. Cellular's average customer base (including the reductions caused by the Divestiture Transaction and NY1 & NY2 Deconsolidation) and a slight decrease in billed ARPU. In 2012, retail service revenues increased by $61.5 million, or 2%, to $3,548.0 million due primarily to the impact of an increase in billed ARPU, partially offset by a decrease in U.S. Cellular's average customer base.

In the fourth quarter of 2013, U.S. Cellular issued loyalty reward points with a value of $43.5 million as a loyalty bonus in recognition of the inconvenience experienced by customers during U.S. Cellular's recent billing system conversion. The value of the loyalty bonus reduced Operating revenues in the Consolidated Statement of Operations and increased Customer deposits and deferred revenues in the Consolidated Balance Sheet.

Telephone and Data Systems, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Billed ARPU of $50.73 in 2013 was relatively flat compared to $50.81 in 2012. The special issuance of loyalty rewards points in the fourth quarter of 2013 negatively impacted billed ARPU by $0.70 in 2013, which was partially offset by an increase in smartphone adoption and corresponding revenues from data products and services. The increase in billed ARPU in 2012 from $48.63 in 2011 also reflects the impact of a larger portion of the customer base using smartphones which drives incremental data access revenue.

U.S. Cellular expects continued pressure on revenues in the foreseeable future due to industry competition for customers and related effects on pricing of service plan offerings offset to some degree by continued adoption of smartphones and data usage.

Inbound roaming revenues

Inbound roaming revenues decreased by $85.5 million, or 25% in 2013 to $263.2 million. The decrease was due primarily to lower rates ($47.9 million) and the impacts of the Divestiture Transaction and NY1 & NY2 Deconsolidation ($37.6 million). Data volume increased year-over year but the impact of this increase was offset by the combined impacts of lower volume for voice and lower rates for both data and voice. The decline in roaming revenues was offset by a decline in roaming expense also due to lower rates. U.S. Cellular expects continued growth in data volume but also expects that the revenue impact of this growth will be offset by the impacts of decreases in data rates and voice volume.

Inbound roaming revenues of $348.7 million were flat in 2012 compared to 2011 as higher data revenues, reflecting significantly higher volumes but lower negotiated rates, were offset by lower voice revenues, reflecting both lower volumes and rates.

Other revenues

Other revenues decreased by $36.1 million, or 18%, in 2013 compared to 2012. In 2012, Other revenues decreased by $16.8 million, or 8%. The decreases in both years are due primarily to decreases in ETC support.

Pursuant to the FCC's Reform Order (See "Overview—FCC Reform Order"), U.S. Cellular's current ETC support is being phased down at the rate of 20% per year beginning July 1, 2012. If the Phase II Mobility Fund is not operational by July 2014, the phase down will halt at that time and U.S. Cellular will continue to receive 60% of its baseline support until the Phase II Mobility Fund is operational.

At this time, U.S. Cellular cannot predict the net effect of the FCC's changes to the USF high cost support program in the Reform Order. Accordingly, U.S. Cellular cannot predict whether such changes will have a material adverse effect on U.S. Cellular's business, financial condition or results of operations.

Equipment sales revenues

Equipment sales revenues include revenues from sales of wireless devices and related accessories to both new and existing customers, as well as revenues from sales of wireless devices and accessories to agents. All Equipment sales revenues are recorded net of rebates.

U.S. Cellular offers a competitive portfolio of quality wireless devices to both new and existing customers. U.S. Cellular's customer acquisition and retention efforts include offering new wireless devices to customers at discounted prices; in addition, customers on currently offered rate plans receive loyalty reward points that may be used to purchase a new wireless device or accelerate the timing of a customer's eligibility for a wireless device upgrade at promotional pricing. U.S. Cellular also continues to sell wireless devices to agents including national retailers; this practice enables U.S. Cellular to provide better control over the quality of wireless devices sold to its customers, establish roaming preferences and earn quantity discounts from wireless device manufacturers which are passed along to agents and other retailers.

Telephone and Data Systems, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The decrease in 2013 equipment sales revenues of $29.2 million, or 8%, to $324.1 million was driven primarily by selling fewer devices, partially due to the Divestiture Transaction. Declines in volume were offset by an increase of 12.0% in average revenue per device. The increase in 2012 equipment sales revenues of $63.7 million, or 22%, to $353.2 million was driven primarily by a 17% increase in average revenue per wireless device sold; an increase in equipment activation fees also was a factor. Average revenue per wireless device sold increased in both years due to a continued shift in customer preference to higher priced smartphones.

Operating Expenses

System operations expenses (excluding Depreciation, amortization and accretion)

System operations expenses (excluding Depreciation, amortization and accretion) include charges from telecommunications service providers for U.S. Cellular's customers' use of their facilities, costs related to local interconnection to the wireline network, charges for cell site rent and maintenance of U.S. Cellular's network, long-distance charges, outbound roaming expenses and payments to third-party data product and platform developers.

System operations expenses decreased $183.4 million, or 19%, to $763.4 million in 2013 and increased $17.4 million, or 2%, to $946.8 million in 2012. Key components of the net changes in System operations expenses were as follows:

•
Expenses incurred when U.S. Cellular's customers used other carriers' networks while roaming decreased $64.1 million, or 27%, in 2013 and $11.1 million, or 4%, in 2012, due primarily to lower rates and the impacts of the Divestiture Transaction and NY1 & NY2 Deconsolidation. For both years, data roaming usage increased; however, the impact of the increase was more than offset by lower rates for both data and voice and lower voice volume.

•
Maintenance, utility and cell site expenses decreased $61.6 million, or 15%, in 2013 and increased $24.4 million, or 6%, in 2012. The decrease in 2013 is driven primarily by impacts of the Divestiture Transaction and reductions in expenses related to 3G equipment support and network costs, offset by increases in charges related to 4G LTE equipment and network costs. The increase in 2012 is driven primarily by an increase in the number of cell sites within U.S. Cellular's network and costs related to the deployment and operation of LTE networks.

•
Customer usage expenses decreased by $57.7 million, or 19%, in 2013, and increased by $4.1 million, or 1%, in 2012. The decrease in 2013 is driven by impacts of the Divestiture Transaction and decreases in intercarrier charges as a result of the FCC's Reform Order and certain data costs, partially offset by increases due to network costs for 4G LTE. The increase in 2012 is due primarily to an increase in data capacity and usage, offset by a decline in voice usage as well as reduced intercarrier compensation expenses as a result of the FCC's Reform Order.

U.S. Cellular expects system operations expenses to increase in the future to support the continued growth in cell sites and other network facilities as it continues to add capacity, enhance quality and deploy new technologies as well as to support increases in total customer usage, particularly data usage. However, these increases are expected to be offset to some extent by cost savings generated by shifting data traffic to the 4G LTE network from the 3G network.

Cost of equipment sold

Cost of equipment sold increased $63.1 million, or 7%, in 2013 and $144.1 million, or 18% in 2012. In both years, the increase was driven primarily by an increase in the average cost per wireless device sold (33% in 2013 and 18% in 2012). Average cost per device sold increased due to general customer preference for higher priced 4G LTE smartphones, including the introduction of Apple products in the fourth quarter of 2013. In 2013, total devices sold decreased by 18% partially due to the Divestiture Transaction; in 2012, total devices sold increased by 1%.

Telephone and Data Systems, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

U.S. Cellular's loss on equipment, defined as equipment sales revenues less cost of equipment sold, was $674.9 million, $582.7 million and $502.3 million for 2013, 2012 and 2011, respectively. U.S. Cellular expects loss on equipment to continue to be a significant cost in the foreseeable future as wireless carriers continue to use device pricing as a means of competitive differentiation. In addition, U.S. Cellular expects increasing sales of data centric wireless devices to result in higher equipment subsidies over time; these devices generally have higher purchase costs which cannot be recovered through proportionately higher selling prices to customers under the standard contract/subsidy model the industry has operated with for many years. However, U.S. Cellular is beginning to offer new equipment pricing constructs such as device financing to offset a higher proportion of increasing equipment costs.

Selling, general and administrative expenses

Selling, general and administrative expenses include salaries, commissions and expenses of field sales and retail personnel and facilities; telesales department salaries and expenses; agent commissions and related expenses; corporate marketing and merchandise management; and advertising expenses. Selling, general and administrative expenses also include bad debts expense, costs of operating customer care centers and corporate expenses.

Selling, general and administrative expenses decreased by $87.5 million to $1,677.4 million in 2013 and by $4.8 million to $1,764.9 in 2012. Key components of the net changes in Selling, general and administrative expenses were as follows:

2013—

•
Selling and marketing expenses decreased by $75.7 million, or 9%, primarily from lower commission expenses, more cost-effective advertising spending and reduced employee and facilities costs as a result of the Divestiture Transaction.

•
General and administrative expenses decreased by $11.8 million, or 1%, driven by corporate cost containment and reduction initiatives and reduced spending as a result of the Divestiture Transaction, offset by costs associated with launching the new billing system of $55.8 million and higher bad debts expense of $31.5 million due to higher customer accounts receivable balances resulting from billing issues experienced after the system conversion.

2012—

•
Selling and marketing expenses decreased by $24.8 million, or 3%, primarily from more cost-effective advertising spending.

•
General and administrative expenses increased by $20.1 million, or 2%, driven by increases in bad debts expense, Federal Universal Service Charge ("FUSC") expense and non-income tax expense. FUSC charges are assessed to customers and also included in Service revenues.

Depreciation, amortization and accretion

Depreciation, amortization and accretion expense increased $195.1 million, or 32%, in 2013, and $35.1 million, or 6%, in 2012 due primarily to the acceleration of depreciation, amortization and accretion in the Divestiture Markets. The impact of the acceleration year over year was $158.5 million in 2013. The accelerated depreciation, amortization and accretion in the Divestiture Markets is expected to conclude in the first quarter of 2014.

(Gain) loss on asset disposals, net

(Gain) loss on asset disposals, net was a loss of $30.6 million in 2013 and $18.1 million in 2012 due primarily to losses resulting from the write-off and disposals of certain network assets.

Telephone and Data Systems, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

(Gain) loss on sale of business and other exit costs, net

(Gain) loss on sale of business and other exit costs, net was a gain of $246.8 million in 2013, primarily related to the closing of the Divestiture Transaction. The loss of $21.0 million in 2012 was due primarily to employee severance costs and asset write-offs in the Divestiture Markets, partially offset by a $4.2 million gain resulting from the sale of a wireless market in March 2012.

(Gain) loss on license sales and exchanges

(Gain) loss on license sales and exchanges resulted from the sale of the Mississippi Valley non-operating market license for $308.0 million, which resulted in a pre-tax gain of $250.6 million.

RESULTS OF OPERATIONS—TDS TELECOM

TDS conducts its Wireline, Cable and HMS operations through TDS Telecom, a wholly-owned subsidiary. The following table summarizes operating data for Wireline and Cable operations:

As of December 31,	2013	2012	2011
Wireline
Residential connections
Voice(1)	352,100	374,700	399,300
Broadband(2)	227,000	229,900	230,600
IPTV	13,800	7,900	4,600

Wireline residential connections	592,900	612,500	634,500

Commercial connections
Voice(1)	218,400	243,100	271,700
Broadband(2)	27,100	29,700	32,800
managedIP(3)	127,600	94,600	53,500

Wireline commercial connections	373,100	367,400	358,000

Total Wireline connections	966,000	979,900	992,500

Total residential revenue per connection(4)	$40.53	$39.65	$38.86
Residential broadband penetration(5)	66%	63%	60%
Cable
Cable connections
Video(6)	69,200
Broadband(7)	61,000
Voice(7)	17,200

Cable connections	147,400

Total residential revenue per connection(4)	$55.43

(1)
The individual circuit connecting a customer to TDS Telecom's central office facilities.

(2)
The number of customers provided high-capacity data circuits via various technologies, including DSL and dedicated internet circuit technologies.

(3)
The number of telephone handsets, data lines and IP trunks providing communications using IP networking technology.

(4)
Total residential revenue divided by the average number of total residential connections.

(5)
Total number of broadband connections divided by total primary residential connections.

Telephone and Data Systems, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

(6)
Generally, a home or business receiving video programming counts as one video connection. In counting bulk residential or commercial connections, such as an apartment building or a hotel, connections are counted based on the number of units/rooms within the building receiving service.

(7)
Broadband and voice connections reflect billable number of lines into a building for high speed data and voice services, respectively.

TDS Telecom Total (Wireline, Cable and HMS Operations)

Components of Operating Income

Year Ended December 31,	2013	Increase/ (Decrease)	Percentage Change	2012	Increase/ (Decrease)	Percentage Change	2011
(Dollars in thousands)
Operating revenues
Wireline	$726,567	$(15,181)	(2)%	$741,748	$(26,460)	(3)%	$768,208
Cable	35,883	35,883	N/M	—	—	N/M	—
HMS	185,616	72,606	64%	113,010	65,830	>100%	47,180
Intra-company elimination	(1,063)	(811)	>(100)%	(252)	(252)	N/M	—

TDS Telecom operating revenues	947,003	92,497	11%	854,506	39,118	5%	815,388
Operating expenses
Wireline	661,561	(21,805)	(3)%	683,366	18,760	3%	664,606
Cable	35,927	35,927	N/M	—	—	N/M	—
HMS	205,746	75,096	57%	130,650	78,519	>100%	52,131
Intra-company elimination	(1,063)	(811)	>(100)%	(252)	(252)	N/M	—

TDS Telecom operating expenses	902,171	88,407	11%	813,764	97,027	14%	716,737

TDS Telecom operating income	$44,832	$4,090	10%	$40,742	$(57,909)	(59)%	$98,651

N/M—Not meaningful

Telephone and Data Systems, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Wireline Operations

Components of Operating Income

Year Ended December 31,	2013	Increase/ (Decrease)	Percentage Change	2012	Increase/ (Decrease)	Percentage Change	2011
(Dollars in thousands)
Operating revenues
Residential	$293,217	$(3,375)	(1)%	$296,592	$(5,272)	(2)%	$301,864
Commercial	232,910	2,436	1%	230,474	(951)	N/M	231,425
Wholesale	200,440	(14,242)	(7)%	214,682	(20,237)	(9)%	234,919

Total operating revenues	726,567	(15,181)	(2)%	741,748	(26,460)	(3)%	768,208
Operating expenses
Cost of services and products (excluding depreciation, amortization and accretion reported below)	270,466	(3,599)	(1)%	274,065	(636)	N/M	274,701
Selling, general and administrative expenses	220,097	(15,619)	(7)%	235,716	14,602	7%	221,114
Depreciation, amortization and accretion	170,868	(1,658)	(1)%	172,526	4,863	3%	167,663
Loss on asset disposals, net	130	(890)	(87)%	1,020	(108)	(10)%	1,128
Loss on sale of business and other exit costs, net	—	(39)	N/M	39	39	N/M	—

Total operating expenses	661,561	(21,805)	(3)%	683,366	18,760	3%	664,606

Total operating income	$65,006	$6,624	11%	$58,382	$(45,220)	(44)%	$103,602

N/M—Not meaningful

Operating Revenues

Residential revenues consist of voice, data and video services to Wireline's residential customer base.

Residential revenues decreased $3.4 million or 1% to $293.2 million in 2013. A 3% reduction in the number of average residential connections reduced revenues by $7.9 million partially offset by a $5.2 million increase due to growth in average revenue per residential connection of 2%. The growth in average revenue was mainly driven by broadband price increases, growth in customers opting for faster broadband speeds and the growth of customers selecting higher tier IPTV packages.

Residential revenues decreased $5.3 million or 2% to $296.6 million in 2012. Reductions in the number of residential connections of 4% negatively impacted residential revenues by $9.8 million. Customers choosing higher speed data plans primarily drove a 2% increase in average revenue per residential connection in 2012, which increased residential revenues $6.6 million.

Commercial revenues consist of data and voice services and sales and installation of IP-based telecommunications systems to Wireline's commercial customer base.

Commercial revenues increased $2.4 million or 1% to $232.9 million in 2013. A 2% increase in average commercial connections, which was driven by the 49% growth in managedIP as customers converted from traditional voice and data connections, increased revenues by $4.4 million. This increase was partially offset by a 1% decline in average revenue per commercial connection, primarily driven by lower managedIP rates, which decreased revenues $2.7 million.

Telephone and Data Systems, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Commercial revenues decreased $1.0 million to $230.5 million in 2012 due primarily to a $2.5 million decline in business systems sales and charges for directory assistance. A $4.8 million increase in revenue resulting from an increase in commercial connections was partially offset by a $3.2 million decrease in the average revenue per commercial connection primarily driven by lower managedIP rates.

Wholesale revenues consist of compensation from other carriers for utilizing TDS Telecom's network infrastructure and regulatory recoveries.

Wholesale revenues decreased $14.2 million or 7% to $200.4 million in 2013. Network access revenues decreased $6.8 million in 2013 as a result of changes in support mechanisms and in intercarrier compensation resulting from the Reform Order released by the FCC in November 2011. Wholesale revenues also declined $5.3 million due to a 15% reduction in intra-state minutes-of-use.

Wholesale revenues decreased $20.2 million or 9% to $214.7 million in 2012. Wholesale revenues decreased $10.0 million in 2012 as a result of changes in support mechanisms and in intercarrier compensation resulting from the Reform Order. Revenues received through interstate and intrastate regulatory recovery mechanisms also decreased $5.7 million due to changes in eligible expense recovery thresholds and reductions in the pool earnings. Additionally, Wholesale revenues declined $5.1 million due to a 11% decline in intrastate minutes of use.

Operating Expenses

Cost of services and products (excluding Depreciation, amortization and accretion)

Cost of services and products decreased $3.6 million or 1% to $270.5 million in 2013 due primarily to a $5.4 million decrease in cost of goods sold related to long distance services and promotional giveaways. In addition, carrier interconnection charges decreased $2.3 million as a result of lower access charges that became effective related to the Reform Order. Employee expense decreased $1.1 million due to a reduction in employees. Offsetting the decreases were increases in charges related to IPTV expansion.

Cost of services and products of $274.1 million in 2012 were flat compared to 2011. Increases in employee related costs, charges related to IPTV expansion and network maintenance costs were mostly offset by decreased long-distance costs, lower circuit charges, lower purchased network services, and a decrease in reciprocal compensation expense related to the FCC Reform Order which mandated rate reductions that became effective in July of 2012.

Selling, general and administrative expenses

Selling, general and administrative expenses decreased $15.6 million or 7% to $220.1 million in 2013 due primarily to decreases in employee expenses, Federal USF contributions due to lower revenues, bad debts, and property taxes.

Selling, general and administrative expenses increased $14.6 million or 7% to $235.7 million in 2012. Discrete benefits recorded in 2011 including receipt of insurance proceeds, the refund of certain prior year regulatory contributions and the settlement of a legal dispute, which decreased 2011 Selling, general and administrative expenses by $7.7 million. These discrete benefits in 2011 were the primary cause of the overall expense increase from 2011 to 2012. Additionally, higher employee related and contractor costs and Federal USF contributions added to the increase in 2012.

Telephone and Data Systems, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Cable Operations

Components of Operating Income

Year Ended December 31,	2013(1)
(Dollars in thousands)
Operating revenues
Residential	$29,016
Commercial	6,867

Total operating revenues	35,883
Operating expenses
Cost of services and products (excluding depreciation, amortization and accretion reported below)	17,274
Selling, general and administrative expenses	11,054
Depreciation, amortization and accretion	7,571
Loss on asset disposals, net	28

Total operating expenses	35,927

Total operating income (loss)	$(44)

(1)
Represents the operations of Baja from August 1, 2013 (date of acquisition) to December 31, 2013.

Operating Revenues

Residential revenues consist of video, broadband and voices services to Cable's residential customer base.

Baja had 104,900 residential connections which generated revenues of $29.0 million since the acquisition of Baja on August 1, 2013.

Commercial revenues consist of video, broadband and voice services to Cable's commercial customer base.

Baja had 42,500 commercial connections which generated revenues of $6.9 million since the acquisition of Baja.

Operating Expenses

Cost of services and products (excluding Depreciation, amortization and accretion)

Cost of services and products (excluding Depreciation, amortization and accretion) of $17.3 million were incurred for programming costs and expenses related to the delivery and support of services since the acquisition of Baja.

Selling, general and administrative expenses

Selling, general and administrative expenses of $11.1 million include legal and consulting costs of $2.0 million related to the acquisition.

Depreciation, amortization and accretion expense

Depreciation, amortization and accretion expense of $7.6 million was incurred since the acquisition of Baja. Amortization of the acquired customer list and trade name contributed $3.0 million of expense.

Telephone and Data Systems, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

HMS Operations

Components of Operating Income

Year Ended December 31,	2013	Increase/ (Decrease)	Percentage Change	2012	Increase/ (Decrease)	Percentage Change	2011
(Dollars in thousands)
Operating revenues	$185,616	$72,606	64%	$113,010	$65,830	>100%	$47,180
Operating expenses
Cost of services and products (excluding depreciation, amortization and accretion reported below)	136,414	60,633	80%	75,781	52,279	>100%	23,502
Selling, general and administrative expenses	44,945	10,752	31%	34,193	18,546	>100%	15,647
Depreciation, amortization and accretion	24,262	3,694	18%	20,568	7,701	60%	12,867
Loss on asset disposals, net	125	17	16%	108	(7)	(6)%	115

Total operating expenses	205,746	75,096	57%	130,650	78,519	>100%	52,131

Total operating income (loss)	$(20,130)	$(2,490)	(14)%	$(17,640)	$(12,689)	>(100)%	$(4,951)

Operating Revenues

HMS operating revenues consist primarily of colocation, cloud computing and hosted managed services, application management, and sales, installation and management of IT infrastructure hardware solutions.

Operating revenues increased $72.6 million to $185.6 million in 2013. The acquisitions of Vital in June of 2012 and MSN in October of 2013 contributed $64.3 million of incremental revenues. The remaining increase was due to 10% growth in recurring services primarily consisting of colocation, cloud and hosted managed services, and application management.

Operating revenues increased $65.8 million to $113.0 million in 2012. The acquisitions of OneNeck IT Services in June of 2011 and Vital in June of 2012 contributed $64.1 million of incremental revenues.

Operating Expenses

Cost of services and products (excluding Depreciation, amortization and accretion)

Cost of services and products increased $60.6 million to $136.4 million in 2013 and increased $52.3 million to $75.8 million in 2012. Acquisitions increased Cost of services and products $52.8 million and $47.7 million in 2013 and 2012, respectively. Employee related expense also increased in 2013 by $5.7 million in addition to increased data center costs to support revenue growth.

Selling, general and administrative expense

Selling, general and administrative expense increased $10.8 million to $44.9 million in 2013 and increased $18.5 million to $34.2 million in 2012. Acquisitions increased Selling, general and administrative expense $10.6 million and $15.1 million in 2013 and 2012, respectively. Additional expenses were incurred in both 2013 and 2012 as TDS Telecom developed the infrastructure and products and services to support growth of the HMS operations.

Telephone and Data Systems, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Depreciation, amortization and accretion expense

Depreciation, amortization and accretion expense increased $3.7 million to $24.3 million in 2013 and increased $7.7 million to $20.6 million in 2012 due primarily to acquisitions. Customer list and trade name amortization contributed $2.2 million and $4.4 million of the increase in 2013 and 2012, respectively.

INFLATION

Management believes that inflation affects TDS' business to no greater or lesser extent than the general economy.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In general, recently issued accounting pronouncements did not have and are not expected to have a significant effect on TDS' financial condition and results of operations.

See Note 1—Summary of Significant Accounting Policies and Recent Accounting Pronouncements in the Notes to Consolidated Financial Statements for information on recently issued accounting pronouncements.

FINANCIAL RESOURCES

TDS operates a capital- and marketing-intensive business. TDS utilizes cash on hand, cash from operating activities, cash proceeds from divestitures and disposition of investments, short-term credit facilities and long-term debt financing to fund its acquisitions (including licenses), construction costs, operating expenses and share repurchases. Cash flows may fluctuate from quarter to quarter and year to year due to seasonality, the timing of acquisitions, capital expenditures and other factors. The table below and the following discussion in this Financial Resources section summarize TDS' cash flow activities in 2013, 2012 and 2011.

	2013	2012	2011
(Dollars in thousands)
Cash flows from (used in)
Operating activities	$494,610	$1,105,172	$1,255,711
Investing activities	(260,653)	(998,069)	(866,089)
Financing activities	(144,424)	70,103	(168,030)

Net increase in cash and cash equivalents	$89,533	$177,206	$221,592

Cash Flows from Operating Activities

Cash flows from operating activities were $494.6 million in 2013 and $1,105.2 million in 2012. Significant items to note are as follows:

•
Net income increased by $44.2 million. This increase resulted primarily from the gains recognized as a result of the closing of the Divestiture Transaction, the NY1& NY2 Deconsolidation and the Mississippi Valley license sale. These gains were partially offset by a decrease in Operating revenues, higher cost of equipment sold, and an increase in non-cash expenses, including depreciation expense.

•
Net income tax payments of $175.6 million were recorded in 2013 compared to net income tax refunds of $62.0 million in 2012. The 2013 tax payments were due primarily to the gain recognized as a result of the closing of the Divestiture Transaction and the Mississippi Valley license sale. Federal tax refunds of $71.5 million were received in 2012 primarily related to a federal net operating loss in 2011 largely attributable to 100% bonus depreciation applicable to qualified capital expenditures.

Telephone and Data Systems, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

  TDS carried back this federal net operating loss to prior tax years and received these refunds in 2012 for carrybacks to 2009 and 2010 tax years.

•
Changes in Accounts receivable combined with the impact of Bad debts expense required $188.7 million and $6.4 million in 2013 and 2012, respectively. Changes in Accounts receivable were driven primarily by billing delays encountered as a result of the conversion to a new U.S. Cellular billing system in the third quarter of 2013, which caused Accounts receivable to increase at December 31, 2013. Given these billing delays and the corresponding increase in Accounts receivable, U.S. Cellular believes it has made an adequate provision for allowance for doubtful accounts at December 31, 2013. However, such provision is an estimate, and U.S. Cellular's actual experience with uncollectible accounts in future periods could materially differ from the amounts provided in the allowance for doubtful accounts at December 31, 2013. Any such difference could have a material adverse impact on future results of operations and cash flow.

•
Changes in Inventory required $83.5 million in 2013 and required $29.9 million in 2012. This change was due primarily to higher costs per unit related to 4G LTE smartphones.

•
Changes in Accounts payable provided $86.0 million in 2013 and required $12.3 million in 2012. Changes in Accounts payable were driven primarily by payment timing differences related to operating expenses, capital expenditures and device purchases.

Cash flows from operating activities were $1,105.2 million in 2012 and $1,255.7 million in 2011. Significant items to note are as follows:

•
Net income decreased by $127.6 million. This decrease resulted primarily from increases in Cost of services and products and non-cash expenses, including depreciation expense.

•
Net income tax refunds of $62.0 million were recorded in 2012 compared to net income tax refunds of $67.0 million in 2011. Tax refunds received in 2012 were primarily for federal net operating loss carrybacks from the 2011 tax year to the 2009 and 2010 tax years. Tax refunds received in 2011 primarily represented federal refunds related to overpayment of 2010 taxes.

•
Changes in Accounts receivable combined with the impact of Bad debts expense required $6.4 million and $26.8 million in 2012 and 2011, respectively. Accounts receivable balances fluctuate based on the timing of customer payments, promotions and other factors.

•
Changes in Inventory required $29.9 million in 2012 and $13.4 million in 2011. This change was due primarily to higher inventory levels and a change in inventory mix, resulting in a higher cost per unit.

•
Changes in Accounts payable required $12.3 million in 2012 and provided $29.3 million in 2011. Changes in Accounts payable were primarily driven by payment timing differences related to network equipment and device purchases.

•
Changes in Other assets and liabilities required $30.5 million and $4.4 million in 2012 and 2011, respectively. This change was due primarily to an increase in LTE-related deferred charges.

Cash Flows from Investing Activities

TDS makes substantial investments to acquire wireless licenses and properties and to construct and upgrade telecommunications networks and facilities as a basis for creating long-term value for shareholders. In recent years, rapid changes in technology and new opportunities have required substantial investments in potentially revenue-enhancing and cost-reducing upgrades to TDS' networks.

Capital expenditures (i.e., additions to property, plant and equipment and system development expenditures) totaled $909.7 million in 2013, $1,004.6 million in 2012 and $987.2 million in 2011. Cash used for additions to property, plant and equipment is reported in the Consolidated Statement of Cash Flows, and excludes amounts accrued in Accounts receivable and Accounts payable for capital expenditures at December 31 of the current year and includes amounts received and/or paid in the

Telephone and Data Systems, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

current period that were accrued at December 31 of the prior year. Cash used for additions to property, plant and equipment totaled $883.8 million, $995.5 million and $971.8 million in 2013, 2012 and 2011, respectively. These expenditures were made to provide for customer and usage growth (in recent periods, particularly with respect to data usage growth), to upgrade service and to take advantage of service-enhancing and cost-reducing technological developments in order to maintain competitive services.

•
U.S. Cellular's capital expenditures totaled $737.5 million in 2013, $836.7 million in 2012 and $782.5 million in 2011 representing expenditures made to construct new cell sites, build out 4G LTE networks in certain markets, increase capacity in existing cell sites and switches, develop new and enhance existing office systems such as the new Billing and Operational Support System ("B/OSS") and customer relationship management platforms, and construct new and remodel existing retail stores.

•
TDS Telecom's capital expenditures totaled $164.9 million, $173.9 million, and $191.2 million in 2013, 2012, and 2011, respectively. Capital expenditures for Wireline operations totaled $140.0 million in 2013, $158.6 million in 2012 and $164.2 million in 2011 primarily representing expenditures to upgrade plant and equipment to provide enhanced services. Capital expenditures for Cable operations totaled $8.4 million in 2013. Capital expenditures for HMS operations totaled $16.5 million in 2013, $15.3 million in 2012 and $27.0 million in 2011 representing expenditures to expand data center facilities and the purchase of IT-related equipment to deliver products and services.

Cash payments for acquisitions in 2013, 2012 and 2011 were as follows:

Cash Payments for Acquisitions	2013	2012	2011
(Dollars in thousands)
U.S. Cellular licenses	$16,540	$122,690	$4,406
U.S. Cellular business	—	—	19,367
TDS Telecom HMS businesses	33,961	40,692	95,865
TDS Telecom cable business	264,069	—	—
Non-Reportable Segment(1)	—	—	(14,130)

Total	$314,570	$163,382	$105,508

(1)
Cash held by Airadigm at acquisition. TDS acquired 63% of Airadigm on September 23, 2011.

Cash amounts paid for the acquisitions may differ from the purchase price due to cash acquired in the transactions and the timing of cash payments related to the respective transactions.

Cash Received from Divestitures	2013	2012	2011
(Dollars in thousands)
U.S. Cellular licenses	$311,989	$—	$—
U.S. Cellular businesses	499,131	49,932	—
TDS Telecom wireline business	—	250	—

Total	$811,120	$50,182	$—

U.S. Cellular received $480.0 million in cash at the close of the Divestiture Transaction in May 2013. In addition, U.S. Cellular received $10.6 million in reimbursements for certain network decommissioning costs, network site lease rent and termination costs, network access termination costs, and employee termination benefits for specified engineering employees (the "Sprint Cost Reimbursement") in 2013.

On October 4, 2013, U.S. Cellular sold the majority of its Mississippi Valley unbuilt license for $308.0 million. This sale resulted in a $250.6 million gain which was recorded in the fourth quarter of 2013.

Telephone and Data Systems, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

On August 14, 2013 U.S. Cellular entered into a definitive agreement to sell the majority of its St. Louis area unbuilt license for $92.3 million. The sale will result in an estimated pre-tax gain of $76.2 million. This transaction is subject to regulatory approval and is expected to close in the first quarter of 2014.

TDS invested $120.0 million and $180.9 million in 2012 and 2011, respectively, in U.S. Treasury Notes and corporate notes with maturities greater than three months from the acquisition date. TDS realized cash proceeds of $115.0 million, $243.4 million and $393.2 million in 2013, 2012 and 2011, respectively, related to the maturities of its investments in U.S. Treasury Notes, corporate notes and certificates of deposit.

Cash Flows from Financing Activities

Cash flows from financing activities include repayments of and proceeds from short-term and long-term debt, dividends to shareholders, distributions to noncontrolling interests, cash used to repurchase Common Shares and cash proceeds from reissuance of Common Shares pursuant to stock-based compensation plans.

In November 2012, TDS issued $195.0 million of 5.875% Senior Notes due 2061, and paid related debt issuance costs of $7.1 million.

In September 2011, Airadigm paid $32.7 million to the FCC in satisfaction of amounts due pursuant to Airadigm's plan of reorganization. See Note 5—Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements for additional information related to this acquisition.

In May 2011, U.S. Cellular issued $342.0 million of 6.95% Senior Notes due 2060, and paid related debt issuance costs of $11.0 million. The net proceeds from the 6.95% Senior Notes were used primarily to redeem $330.0 million of U.S. Cellular's 7.5% Senior Notes in June 2011. The redemption price of the 7.5% Senior Notes was equal to 100% of the principal amount plus accrued and unpaid interest thereon to the redemption date.

In March 2011, TDS issued $300.0 million of 7% Senior Notes due 2060, and paid related debt issuance costs of $9.7 million. The net proceeds from the 7% Senior Notes were primarily used to redeem $282.5 million of TDS' 7.6% Series A Notes in May 2011. The redemption price of the 7.6% Series A Notes was equal to 100% of the outstanding aggregate principal amount, plus accrued and unpaid interest thereon to the redemption date.

On June 25, 2013, U.S. Cellular paid a special cash dividend of $5.75 per share, for an aggregate amount of $482.3 million, to all holders of U.S. Cellular Common Shares and Series A Common Shares as of June 11, 2013. Of the $482.3 million paid, TDS received $407.1 million while noncontrolling public shareholders received $75.2 million. The cash paid to noncontrolling public shareholders is presented as U.S. Cellular dividends paid to noncontrolling public shareholders on the Consolidated Statement of Cash Flows.

TDS repurchased Common Shares for $9.7 million and $20.0 million in 2013 and 2012, respectively, and Special Common Shares for $21.5 million in 2011. U.S. Cellular repurchased Common Shares for $18.5 million, $20.0 million and $62.3 million in 2013, 2012 and 2011, respectively. See Note 15—Common Shareholders' Equity in the Notes to Consolidated Financial Statements for additional information related to these transactions.

Free Cash Flow

The following table presents Free cash flow. Free cash flow is defined as Cash flows from operating activities less Cash used for additions to property, plant and equipment. Free cash flow is a non-GAAP financial measure which TDS believes may be useful to investors and other users of its financial

Telephone and Data Systems, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

information in evaluating the amount of cash generated by business operations, after Cash used for additions to property, plant and equipment.

(Dollars in thousands)	2013	2012	2011
Cash flows from operating activities	$494,610	$1,105,172	$1,255,711
Cash used for additions to property, plant and equipment	(883,797)	(995,517)	(971,759)

Free cash flow	$(389,187)	$109,655	$283,952

See Cash flows from Operating Activities and Cash flows from Investing Activities for details on the changes to the components of Free cash flow.

LIQUIDITY AND CAPITAL RESOURCES

TDS believes that existing cash and investment balances, funds available under its revolving credit facilities and expected cash flows from operating and investing activities provide substantial liquidity and financial flexibility for TDS to meet its normal financing needs for the foreseeable future. In addition, TDS and its subsidiaries may access public and private capital markets to help meet their financing needs.

U.S. Cellular's profitability historically has been lower in the fourth quarter as a result of significant marketing and promotional activity during the holiday season. Changes in these or other economic factors could have a material adverse effect on demand for TDS' products and services and on TDS' financial condition and results of operations.

TDS cannot provide assurances that circumstances that could have a material adverse effect on its liquidity or capital resources will not occur. Economic conditions, changes in financial markets or other factors could restrict TDS' liquidity and availability of financing on terms and prices acceptable to TDS, which could require TDS to reduce its capital expenditure, acquisition or share repurchase programs. Such reductions could have a material adverse effect on TDS' business, financial condition or results of operations.

The following table summarizes TDS' and U.S. Cellular's cash and investments as of December 31, 2013.

(Dollars in thousands)	TDS	U.S. Cellular(1)
Cash and cash equivalents	$830,014	$342,065
Short-term investments	$50,104	$50,104

(1)
Also included as a component of the TDS column.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term, highly liquid investments with original maturities of three months or less. The primary objective of TDS' Cash and cash equivalents investment activities is to preserve principal. At December 31, 2013, the majority of TDS' Cash and cash equivalents was held in bank deposit accounts and in money market funds that invest exclusively in U.S. Treasury Notes or in repurchase agreements fully collateralized by such obligations. TDS monitors the financial viability of the money market funds and direct investments in which it invests and believes that the credit risk associated with these investments is low.

Short-term and Long-term Investments

Short-term investments consist of U.S. Treasury Notes which are designated as held-to-maturity investments and are recorded at amortized cost in the Consolidated Balance Sheet. For these investments, TDS' objective is to earn a higher rate of return on funds that are not anticipated to be required to meet liquidity needs in the near term, while maintaining a low level of investment risk. See

Telephone and Data Systems, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Note 2—Fair Value Measurements in the Notes to Consolidated Financial Statements for additional information on Short-term investments. As of December 31, 2013, TDS does not hold Long-term investments.

Revolving Credit Facilities

TDS and U.S. Cellular have revolving credit facilities available for general corporate purposes.

In connection with U.S. Cellular's revolving credit facility, TDS and U.S. Cellular entered into a subordination agreement dated December 17, 2010 together with the administrative agent for the lenders under U.S. Cellular's revolving credit facility. At December 31, 2013, no U.S. Cellular debt was subordinated pursuant to this subordination agreement.

TDS' and U.S. Cellular's interest cost on their revolving credit facilities is subject to increase if their current credit ratings from nationally recognized credit rating agencies are lowered, and is subject to decrease if the ratings are raised. The credit facilities would not cease to be available nor would the maturity date accelerate solely as a result of a downgrade in TDS' or U.S. Cellular's credit rating. However, a downgrade in TDS' or U.S. Cellular's credit rating could adversely affect their ability to renew the credit facilities or obtain access to other credit facilities in the future.

As of December 31, 2013, TDS' and U.S. Cellular's senior debt credit ratings from nationally recognized credit rating agencies remained at investment grade.

In June 2013, U.S. Cellular provided $17.4 million in letters of credit to the FCC in connection with U.S. Cellular's winning bids in Auction 901. See Note 19—Supplemental Cash Flow Disclosures in the Notes to Consolidated Financial Statements for additional information on Auction 901.

The continued availability of the revolving credit facilities requires TDS and U.S. Cellular to comply with certain negative and affirmative covenants, maintain certain financial ratios and make representations regarding certain matters at the time of each borrowing. TDS and U.S. Cellular believe that they were in compliance as of December 31, 2013 with all of the financial covenants and requirements set forth in their revolving credit facilities. TDS also has certain other non-material credit facilities from time to time.

See Note 10—Debt in the Notes to Consolidated Financial Statements for additional information regarding the revolving credit facilities.

Long-Term Financing

TDS and its subsidiaries' long-term debt indentures do not contain any provisions resulting in acceleration of the maturities of outstanding debt in the event of a change in TDS' credit rating. However, a downgrade in TDS' credit rating could adversely affect its ability to obtain long-term debt financing in the future. TDS believes that it and its subsidiaries were in compliance as of December 31, 2013 with all financial covenants and other requirements set forth in its long-term debt indentures. TDS and U.S. Cellular have not failed to make nor do they expect to fail to make any scheduled payment of principal or interest under such indentures.

The long-term debt principal payments due for the next four years represent less than 1% of the total long-term debt obligation at December 31, 2013. Refer to Market Risk—Long-Term Debt for additional information regarding required principal payments and the weighted average interest rates related to TDS' Long-term debt.

TDS and U.S. Cellular, at their discretion, may from time to time seek to retire or purchase their outstanding debt through cash purchases and/or exchanges for other securities, in open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

Telephone and Data Systems, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

TDS and U.S. Cellular each have an effective shelf registration statement on Form S-3 to issue senior or subordinated debt securities. The proceeds from any such issuances may be used for general corporate purposes, including the possible reduction of other long-term debt; in connection with acquisition, construction and development programs; the reduction of short-term debt; for working capital; to provide additional investments in subsidiaries; or the repurchase of shares. The TDS shelf registration permits TDS to issue at any time and from time to time senior or subordinated debt securities in one or more offerings in an indeterminate amount. The U.S. Cellular shelf registration statement permits U.S. Cellular to issue at any time and from time to time senior or subordinated debt securities in one or more offerings up to an aggregate principal amount of $500 million. The ability of TDS or U.S. Cellular to complete an offering pursuant to such shelf registration statements is subject to market conditions and other factors at the time.

See Note 10—Debt in the Notes to Consolidated Financial Statements for additional information on Long-term financing.

Capital Expenditures

U.S. Cellular's capital expenditures for 2014 are expected to be approximately $640 million. These expenditures are expected to be for the following general purposes:

•
Expand and enhance network coverage in its service areas, including providing additional capacity to accommodate increased network usage, principally data usage, by current customers;

•
Continue to deploy 4G LTE technology in certain markets;

•
Expand and enhance the retail store network; and

•
Develop and enhance office systems.

TDS Telecom's capital expenditures for 2014 are expected to be approximately $200 million. These expenditures are expected to be for the following general purposes:

•
Fiber expansion in Wireline markets to support IPTV and super high speed data;

•
Success-based spending to sustain managedIP, IPTV and HMS growth;

•
Expansion of HMS data center facilities;

•
Plant upgrades and success-based spending at Baja; and

•
Process and productivity initiatives.

TDS plans to finance its capital expenditures program for 2014 using primarily Cash flows from operating activities, and as necessary, existing cash balances and short-term investments.

Acquisitions, Divestitures and Exchanges

TDS assesses its business interests on an ongoing basis with a goal of improving the competitiveness of its operations and maximizing its long-term return on investment. As part of this strategy, TDS reviews attractive opportunities to acquire additional wireless operating markets and wireless spectrum; and telecommunications, cable, HMS or other possible businesses. In addition, TDS may seek to divest outright or include in exchanges for other interests those interests that are not strategic to its long-term success.

TDS also may be engaged from time to time in negotiations relating to the acquisition, divestiture or exchange of companies, properties, wireless spectrum and other possible businesses. In general, TDS may not disclose such transactions until there is a definitive agreement. See Note 5—Acquisitions, Divestitures and Exchanges and Note 7—Investments in Unconsolidated Entities in the Notes to Consolidated Financial Statements for additional information related to significant transactions.

Telephone and Data Systems, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Variable Interest Entities

TDS consolidates certain entities because they are "variable interest entities" under accounting principles generally accepted in the United States of America ("GAAP"). See Note 13—Variable Interest Entities in the Notes to Consolidated Financial Statements for additional information related to these variable interest entities. TDS may elect to make additional capital contributions and/or advances to these variable interest entities in future periods in order to fund their operations.

Common Share Repurchase Programs

In the past year, TDS and U.S. Cellular have repurchased and expect to continue to repurchase their Common Shares, in each case subject to any available repurchase program. For additional information related to the current TDS and U.S. Cellular repurchase authorizations and repurchases made during 2013, 2012 and 2011, see Note 15—Common Shareholders' Equity in the Notes to Consolidated Financial Statements and Part II, Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.

Contractual and Other Obligations

At December 31, 2013, the resources required for contractual obligations were as follows:

	Payments Due by Period
(Dollars in millions)	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years
Long-term debt obligations(1)	$1,728.7	$1.5	$3.9	$—	$1,723.3
Interest payments on long-term debt obligations	4,336.2	116.1	232.1	231.8	3,756.2
Operating leases(2)	1,510.2	175.2	285.0	201.0	849.0
Capital leases	8.4	0.6	1.2	1.2	5.4
Purchase obligations(3)(4)	1,959.6	675.3	1,058.7	141.3	84.3

	$9,543.1	$968.7	$1,580.9	$575.3	$6,418.2

(1)
Includes current and long-term portions of debt obligations. The total long-term debt obligation differs from Long-term debt in the Consolidated Balance Sheet due to capital leases and the $11.6 million unamortized discount related to U.S. Cellular's 6.7% Senior Notes. See Note 10—Debt in the Notes to Consolidated Financial Statements for additional information.

(2)
Includes future lease costs related to telecommunications plant facilities, office space, retail sites, cell sites, data centers and equipment. See Note 12—Commitments and Contingencies in the Notes to Consolidated Financial Statements for additional information.

(3)
Includes obligations payable under non-cancellable contracts, commitments for network facilities and services, agreements for software licensing, long-term marketing programs, and an agreement with Apple to purchase Apple iPhone products. As described more fully in Note 5—Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements, U.S. Cellular expects to incur network-related exit costs in the Divestiture Markets as a result of the transaction, including: (i) costs to decommission cell sites and mobile telephone switching office ("MTSO") sites, (ii) costs to terminate real property leases and (iii) costs to terminate certain network access arrangements in the subject markets. The impacts of these exit activities on TDS' purchase obligation are reflected in the table above only to the extent that agreements were consummated at December 31, 2013.

(4)
Does not include reimbursable amounts TDS Telecom will provide to complete projects under the American Recovery and Reinvestment Act of 2009. TDS Telecom will receive $105.1 million in federal grants and will provide $30.9 million of its own funds to complete 44 projects. As of December 31, 2013, TDS Telecom has expended $24.8 million of the $30.9 million on these projects. Under the terms of the grants, the projects must be completed by June of 2015.

Telephone and Data Systems, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The table above excludes liabilities related to "unrecognized tax benefits" as defined by GAAP because TDS is unable to predict the period of settlement of such liabilities. Such unrecognized tax benefits were $30.4 million at December 31, 2013. See Note 3—Income Taxes in the Notes to Consolidated Financial Statements for additional information on unrecognized tax benefits.

Agreements

As previously disclosed, on August 17, 2010, TDS and Amdocs Software Systems Limited ("Amdocs") entered into a Software License and Maintenance Agreement ("SLMA") and a Master Service Agreement ("MSA") (collectively, the "Amdocs Agreements") to develop a Billing and Operational Support System ("B/OSS"). In July 2013, TDS implemented B/OSS, pursuant to an updated Statement of Work dated June 29, 2012. Total payments to Amdocs related to this implementation are estimated to be approximately $183.9 million (subject to certain potential adjustments) over the period from commencement of the SLMA through the first half of 2014. As of December 31, 2013, $136.8 million had been paid to Amdocs.

Apple iPhone Products Purchase Commitment

In March 2013, U.S. Cellular entered into an agreement with Apple to purchase certain minimum quantities of iPhone products over a three-year period beginning in November 2013. The minimum quantity of iPhone products to be purchased during the first contract year is fixed and is subject to adjustment for the second and third contract years based on the percentage growth in smartphone sales in the United States for the immediately preceding calendar year. Based on current forecasts, TDS estimates that the remaining contractual purchase commitment as of December 31, 2013 is approximately $950 million. At this time, TDS expects to meet its contractual commitment with Apple.

Off-Balance Sheet Arrangements

TDS had no transactions, agreements or other contractual arrangements with unconsolidated entities involving "off-balance sheet arrangements," as defined by SEC rules, that had or are reasonably likely to have a material current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Dividends

TDS paid quarterly dividends per outstanding share of $0.1275 in 2013, $0.1225 in 2012 and $0.1175 in 2011. TDS increased the dividend per share to $0.1340 in the first quarter of 2014. The dividends per share amount for 2011 have not been retroactively adjusted to reflect the impact of the Share Consolidation Amendment. See Note 15—Common Shareholders' Equity in the Notes to Consolidated Financial Statements for additional information. TDS has no current plans to change its policy of paying dividends.

On June 25, 2013, U.S. Cellular paid a special cash dividend of $5.75 per share, for an aggregate amount of $482.3 million, to all holders of U.S. Cellular Common Shares and Series A Common Shares as of June 11, 2013. Of the $482.3 million paid, TDS received $407.1 million while noncontrolling public shareholders received $75.2 million.

APPLICATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

TDS prepares its consolidated financial statements in accordance with GAAP. TDS' significant accounting policies are discussed in detail in Note 1—Summary of Significant Accounting Policies and Recent Accounting Pronouncements in the Notes to Consolidated Financial Statements.

Management believes the application of the following critical accounting policies and the estimates required by such application reflect its most significant judgments and estimates used in the preparation of TDS' consolidated financial statements. Management has discussed the development and selection of each of the following accounting policies and related estimates and disclosures with the Audit Committee of TDS' Board of Directors.

Telephone and Data Systems, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Goodwill, Licenses and Franchise rights

See the Goodwill, Licenses and Franchise rights Impairment Assessment section of Note 1—Summary of Significant Accounting Policies and Recent Accounting Pronouncements in the Notes to Consolidated Financial Statements for information on Goodwill, Licenses and Franchise rights impairment testing policies and methods. TDS performs annual impairment testing of Goodwill, Licenses and Franchise rights, as required by GAAP, in the fourth quarter of its fiscal year, based on fair values and net carrying values determined as of November 1.

See Note 6—Intangible Assets in the Notes to Consolidated Financial Statements for additional information related to Goodwill, Licenses and Franchise rights activity in 2013 and 2012.

Goodwill—U.S. Cellular

U.S. Cellular tests Goodwill for impairment at the level of reporting referred to as a reporting unit. For purposes of impairment testing of Goodwill in 2013, U.S. Cellular identified four reporting units based on geographic service areas (all of which are included in TDS' wireless reportable operating segment). For purposes of the impairment testing of Goodwill in 2012, U.S. Cellular identified five reporting units based on geographic service areas. The change in reporting units resulted from the NY1 & NY2 Deconsolidation more fully described in Note 7—Investments in Unconsolidated Entities in the Notes to Consolidated Financial Statements. There were no changes to U.S. Cellular's overall Goodwill impairment testing methodology between November 1, 2013 and November 1, 2012.

A discounted cash flow approach was used to value each reporting unit, using value drivers and risks specific to the industry and current economic factors. The cash flow estimates incorporated assumptions that market participants would use in their estimates of fair value and may not be indicative of U.S. Cellular specific assumptions. The most significant assumptions made in this process were the revenue growth rate (shown as a ten year compound annual growth rate in the table below), the terminal revenue growth rate, the discount rate and capital expenditures as a percentage of revenue (shown as a simple average in the table below). The averages below are based on ten year projection periods. These assumptions were as follows for November 1, 2013 and 2012:

Key Assumptions	November 1, 2013	November 1, 2012
Revenue growth rate	2.2%	2.2%
Terminal revenue growth rate	2.0%	2.0%
Discount rate	10.0%	11.0%
Capital expenditures as a percentage of revenue	16.0%	15.2%

The carrying value of each U.S. Cellular reporting unit at TDS as of November 1, 2013 was as follows:

Reporting Unit	Carrying Value at TDS(1)
(Dollars in millions)
Central Region	$2,753
Mid-Atlantic Region	836
New England Region	269
Northwest Region	328

Total	$4,186

(1)
Under previous business combination guidance in effect prior to January 1, 2009, TDS had recorded Goodwill as a result of accounting for U.S. Cellular's purchases of U.S. Cellular Common Shares as step acquisitions using purchase accounting. As a result, the carrying values of the reporting units differ between U.S. Cellular and TDS. The carrying value of the reporting units at U.S. Cellular was $4,287 million at November 1, 2013.

Telephone and Data Systems, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

As of November 1, 2013, the fair values of the reporting units exceeded their respective carrying values by amounts ranging from 18.4% to 33.4%. Therefore, no impairment of Goodwill existed. Given that the fair values of the respective reporting units exceed their respective carrying values, provided all other assumptions remained the same, the discount rate would have to increase to a range of 11.4% to 12.7% to yield estimated fair values of reporting units that equal their respective carrying values at November 1, 2013. Further, assuming all other assumptions remained the same, the terminal growth rate assumptions would need to decrease to amounts ranging from negative 5.3% to negative 1.3% to yield estimates of fair value equal to the carrying values of the respective reporting units at November 1, 2013.

Goodwill—TDS Telecom

TDS Telecom has recorded Goodwill as a result of the acquisition of ILEC, HMS and cable companies. For purposes of Goodwill impairment testing, TDS Telecom has three reporting units: ILEC, HMS and Cable.

During the third quarter of 2013, due to continued competitive pressures and negative secular and regulatory trends in the ILEC industry, TDS determined that an interim impairment test of TDS Telecom's ILEC Goodwill was required. TDS performed the Step 1 Goodwill impairment test, as defined by GAAP, as of August 1, 2013, and determined that the fair value of the ILEC reporting unit exceeded its carrying value, and accordingly no Goodwill impairment resulted.

Prior to the third quarter of 2013, HMS was comprised of three reporting units: OneNeck IT Services, TEAM Technologies, LLC/VISI Incorporated ("TEAM/VISI") and Vital. Due to changes in the management of the HMS operations and related changes in internal financial reporting that culminated in the third quarter of 2013, the three separate HMS reporting units were combined into one HMS reporting unit. This change in reporting units required TDS to perform an interim impairment test of the Goodwill in the HMS reporting unit(s) in the third quarter of 2013. TDS performed the Step 1 Goodwill impairment test as of August 1, 2013 for the three historical HMS reporting units of OneNeck IT Services, TEAM/VISI, and Vital and the newly combined HMS reporting unit. In all four of these HMS-related Step 1 Goodwill impairment tests, TDS determined that the fair value of each of the reporting units exceeded its respective carrying value, and accordingly, no Goodwill impairment resulted.

In October 2013, TDS acquired MSN. MSN is included in the HMS reporting unit for purposes of Goodwill impairment testing. However, as MSN was acquired in the fourth quarter, the assumptions discussed below relate solely to the legacy HMS reporting unit. Consistent with fair value principles, as MSN was recently purchased from a third party in an arms-length transaction, management believes that MSN's purchase price of $44 million reflects fair value and carrying value at November 1, 2013. This amount was included in the overall HMS reporting unit fair value and carrying value.

The Cable reporting unit consists of Baja, which was acquired in August 2013. A qualitative assessment, as defined by GAAP, of the reporting unit was completed as of November 1, 2013. The qualitative assessment, which analyzed company, industry and economic trends, concluded that it was more likely than not that the fair value of this reporting unit was at least equal to its carrying value, and accordingly no Goodwill impairment resulted.

The discounted cash flow approach and publicly-traded guideline company method were used to value the ILEC and HMS reporting units. The discounted cash flow approach uses value drivers and risks specific to the industry and current economic factors. The cash flow estimates incorporated assumptions that market participants would use in their estimates of fair value and may not be indicative of TDS Telecom specific assumptions. The most significant assumptions made in this process were the revenue growth rate (shown as a compound annual growth rate in the table below), the terminal revenue growth rate, the discount rate and capital expenditures as a percentage of revenue (shown as a simple average in the table below).

Telephone and Data Systems, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The publicly-traded guideline company method develops an indication of fair value by calculating average market pricing multiples for selected publicly-traded companies using multiples of: Revenue; Earnings before Interest, Taxes, and Depreciation and Amortization; and Earnings before Interest and Taxes. The developed multiples were applied to applicable financial measures of the respective reporting unit to determine fair value. The discounted cash flow approach and publicly-traded guideline company method were weighted to arrive at the total fair value used for impairment testing.

The following tables represent key assumptions used in estimating the fair value of the ILEC and HMS (excluding MSN, as previously discussed) reporting units as of November 1, 2013 and 2012, the annual impairment testing dates. The ILEC and HMS averages below are based on five and ten year projection periods, respectively. There are uncertainties associated with these key assumptions, and potential events and/or circumstances that could have a negative effect on the key assumptions, which are described below.

The assumptions were as follows for November 1, 2013:

Key Assumptions	ILEC	HMS
Revenue growth rate	(0.5)%	10.8%
Terminal revenue growth rate	0.0%	2.5%
Discount rate	7.5%	12.5%
Capital expenditures as a percentage of revenue	15.0%	11.2%

The assumptions were as follows for November 1, 2012:

Key Assumptions	ILEC	HMS
Revenue growth rate	(0.3)%	6.3-16.3%
Terminal revenue growth rate	0.0%	1.5-3.0%
Discount rate	7.0%	11.0-13.0%
Capital expenditures as a percentage of revenue	15.3%	0.4-21.9%

Revenue growth rates

The negative average expected growth rate for the ILEC reporting unit is due primarily to declines in voice and data market share and declines in regulatory and wholesale revenues.

The mix of products and services in the HMS reporting unit is diverse and offers the following services: colocation, dedicated hosting, hosted application management, cloud computing services and planning, engineering, procurement, installation, and sales and management of IT infrastructure hardware solutions. The following sources were used to generate projected revenues:

•
Market participant growth rates

•
Internally generated forecasts, which in addition to market participant growth rates, also considered:

•
Current and projected staffing of the sales teams and their reasonable potential for sales quota attainment

•
Observed customer demand

•
Market and competitive knowledge

There are risks that could negatively impact the projected revenue growth rates, including, but not limited to:

•
Sales process execution—including the ability to attract and retain qualified sales professionals.

Telephone and Data Systems, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

•
Competition—competitors may gain advantages over the HMS business, and may have the ability to offer product and service offerings which TDS Telecom is not able to offer, or offer competitively.

•
Operations—TDS Telecom could experience operational difficulties including service disruptions, security breaches, or other negative events that could harm the reputation of its HMS business and its future revenue prospects.

Discount rates

The discount rate of each reporting unit was computed by calculating the weighted average cost of capital ("WACC") of market participants with businesses reasonably comparable to each respective reporting unit. The following is a summary of the key components of the calculation:

•
Each reporting unit used a separate set of market participants based upon the primary products offered by each respective reporting unit.

•
The percentage of debt and equity in each market participant's capital structure was then computed. TDS then selected a capital allocation between debt and equity reflective of the corresponding market participant set. These relative debt and equity capital allocation percentages were then applied to the estimated after-tax cost of debt and estimated cost of equity of the market participants in each reporting unit to arrive at an estimated WACC of market participants, which was then used as the discount rate for each respective reporting unit.

The discount rate is dependent upon the cost of capital of other industry market participants. To the extent that the weighted average cost of capital of industry participants increases, this would decrease the estimated fair value of the reporting units. The weighted average cost of capital may increase if borrowing costs rise, market participants weight more of their capital structure towards equity (vs. debt), or other elements affecting the estimated cost of equity increase.

The WACC calculated for the ILEC reporting unit was lower than the WACC calculated for the HMS reporting unit as a result of the ILEC market participants having capital structures that are more heavily weighted toward debt (vs. higher cost equity) relative to the HMS market participants. ILEC market participants are more mature, capital intensive businesses than the HMS market participants. As a result, ILEC market participants generally have a higher ratio of debt relative to equity in their capital structures as compared to HMS market participants.

Capital expenditures as a percentage of revenue

Capital expenditures for the ILEC reporting unit primarily consist of upgrades to plant and equipment in the IPTV markets, general network support, IT infrastructure and the completion of broadband stimulus projects. To the extent costs associated with these capital expenditures increase at a rate higher than expected and disproportionate to forecasted future revenues, this could negatively impact future cash flows.

Capital expenditures for the HMS reporting unit primarily consist of buildings and improvements related to data center construction and information technology hardware. To the extent building capacity needs increase at a rate higher than expected and disproportionate to forecasted future revenues, this could negatively impact future cash flows. Further, should the cost of IT hardware increase at levels higher than expected, this could also cause future capital expenditures to exceed the amounts forecasted.

Telephone and Data Systems, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results

The following represents the carrying values of the reporting units tested for impairment as of November 1, 2013, and the results of the Step 1 Goodwill impairment tests.

Reporting unit	Carrying value (in millions)	Percentage by which the estimated fair value of the reporting unit exceeded its carrying value
ILEC	$1,297	25.5%
HMS	$223	16.7%

As of November 1, 2013, the fair value of the ILEC reporting unit exceeded its carrying value; therefore, no impairment of Goodwill existed. Given that the fair value of the reporting unit exceeded its respective carrying value, provided all other assumptions remained the same, the discount rate would have to increase to 9.7% for the discounted cash flow approach to yield an estimated fair value of the ILEC reporting unit that equals its carrying value at November 1, 2013. Further, provided all other assumptions remained the same, the terminal revenue growth rate assumption would need to decrease to negative 3.0%, for the discounted cash flow approach to yield an estimate of fair value equal to the carrying value of the ILEC reporting unit at November 1, 2013.

As of November 1, 2013 the fair value of the HMS reporting unit exceeded its carrying value; therefore, no impairment of Goodwill existed. Given that the fair value of the reporting unit exceeded its respective carrying value, provided all other assumptions remained the same, the discount rate would have to increase to 13.6% for the discounted cash flow approach to yield estimated fair value of the HMS reporting unit (excluding MSN, as previously discussed) that equals its carrying value at November 1, 2013. Further, provided all other assumptions remained the same, the terminal revenue growth rate assumption would need to decrease to negative 0.2%, for the discounted cash flow approach to yield an estimate of fair value equal to the carrying value of the HMS reporting unit (excluding MSN, as previously discussed) at November 1, 2013.

Licenses

U.S. Cellular tests licenses for impairment at the level of reporting referred to as a unit of accounting. For purposes of its impairment testing of licenses as of November 1, 2013, U.S. Cellular separated its FCC licenses into eleven units of accounting based on geographic service areas. As of November 1, 2012, U.S. Cellular separated its FCC licenses into thirteen units of accounting based on geographic service areas. The change in units of accounting resulted from (i) the Divestiture Transaction and the Mississippi Valley non-operating market license sale, both of which are more fully described in Note 5—Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements and (ii) the NY1 & NY2 Deconsolidation more fully described in Note 7—Investments in Unconsolidated Entities in the Notes to Consolidated Financial Statements. In both 2013 and 2012, seven of the units of accounting represented geographic groupings of licenses which, because they were not being utilized and, therefore, were not expected to generate cash flows from operating activities in the foreseeable future, were considered separate units of accounting for purposes of impairment testing.

Telephone and Data Systems, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Developed operating market licenses ("built licenses")

U.S. Cellular applies the build-out method to estimate the fair values of built licenses. The most significant assumptions applied for purposes of the November 1, 2013 and 2012 licenses impairment assessments were as follows:

Key Assumptions	November 1, 2013	November 1, 2012
Build-out period	5 years	7 years
Discount rate	8.5%	8.5%
Terminal revenue growth rate	2.0%	2.0%
Terminal capital expenditures as a percentage of revenue	13.6%	13.2%
Customer penetration rates	12.5-16.7%	13.3-17.3%

The shorter build-out period in 2013 reflects a change in management's expectations of the time required to build out the U.S. Cellular network and is based on recent company-specific experience and industry observation.

The discount rate used in the valuation of licenses is less than the discount rate used in the valuation of reporting units for purposes of goodwill impairment testing. The discount rate used for licenses does not include a company-specific risk premium as a wireless license would not be subject to such risk.

The discount rate is the most significant assumption used in the build-out method. The discount rate is estimated based on the overall risk-free interest rate adjusted for industry participant information, such as a typical capital structure (i.e., debt-equity ratio), the after-tax cost of debt and the cost of equity. The cost of equity takes into consideration the average risk specific to individual market participants.

As of November 1, 2013, the fair values of the built licenses units of accounting exceeded their respective carrying values by amounts ranging from 28.0% to 75.9%. Therefore, no impairment of Licenses existed. Given that the fair values of the licenses exceed their respective carrying values, the discount rate would have to increase to a range of 8.9% to 9.5% to yield estimated fair values of licenses in the respective units of accounting that equal their respective carrying values at November 1, 2013. An increase of 50 basis points to the assumed discount rate would cause an impairment of approximately $11 million.

Non-operating market licenses ("unbuilt licenses")

For purposes of performing impairment testing of unbuilt licenses, U.S. Cellular prepares estimates of fair value by reference to prices paid in recent auctions and market transactions where available. If such information is not available, the fair value of the unbuilt licenses is assumed to have changed by the same percentage, and in the same direction, that the fair value of built licenses measured using the build-out method changed during the period. There was no impairment loss recognized related to unbuilt licenses as a result of the November 1, 2013 licenses impairment test.

Telephone and Data Systems, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Carrying Value of Licenses

The carrying value of licenses at November 1, 2013 was as follows:

Unit of Accounting(1)	Carrying Value
(Dollars in millions)
U.S. Cellular—Developed Operating markets
Central Region	$749
Mid-Atlantic Region	235
New England Region	107
Northwest Region	68
U.S. Cellular—Non-operating markets
New England	1
North Northwest	3
South Northwest	2
North Central	59
South Central	22
East Central	107
Mid-Atlantic	50

Total(2)	$1,403

TDS Telecom	3
Airadigm	15

Total(3)	$1,421

(1)
U.S. Cellular participated in spectrum auctions indirectly through its interests in Aquinas Wireless L.P. ("Aquinas Wireless") and King Street Wireless L.P. ("King Street Wireless"), collectively, the "limited partnerships." Interests in other limited partnerships that participated in spectrum auctions have since been acquired. Each limited partnership participated in and was awarded spectrum licenses in one of two separate spectrum auctions (FCC Auctions 78 and 73). All of the units of accounting above, except New England, include licenses awarded to the limited partnerships.

(2)
Under previous business combination guidance in effect prior to January 1, 2009, TDS had recorded licenses as a result of accounting for U.S. Cellular's purchases of U.S. Cellular Common Shares as step acquisitions using purchase accounting. As a result, the carrying values of the units of accounting for the developed operating markets differ between U.S. Cellular and TDS. The total carrying value of all units of accounting at U.S. Cellular was $1,398 million at November 1, 2013.

(3)
Between November 1, 2013 and December 31, 2013, TDS capitalized interest on certain licenses pursuant to current network build-outs in the amount of $3 million.

Franchise rights

TDS Telecom has recorded Franchise rights as a result of the acquisition of a cable business in August 2013. The carrying value of Franchise rights as of December 31, 2013 was $123.7 million. TDS Telecom tests Franchise rights for impairment at a level of reporting referred to as a unit of accounting. For purposes of its impairment testing of Franchise rights in 2013, TDS Telecom identified one unit of accounting: Cable. A qualitative assessment, as defined by GAAP, of the Cable unit of accounting was completed as of November 1, 2013. The qualitative assessment, which analyzed company, industry and economic trends, concluded that it was more likely than not that the fair value of the Franchise rights was at least equal to their carrying value, and accordingly, no Franchise rights impairment resulted.

Telephone and Data Systems, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Income Taxes

The amounts of income tax assets and liabilities, the related income tax provision and the amount of unrecognized tax benefits are critical accounting estimates because such amounts are significant to TDS' financial condition and results of operations.

The preparation of the consolidated financial statements requires TDS to calculate a provision for income taxes. This process involves estimating the actual current income tax liability together with assessing temporary differences resulting from the different treatment of items for tax purposes. These temporary differences result in deferred income tax assets and liabilities, which are included in TDS' Consolidated Balance Sheet. TDS must then assess the likelihood that deferred income tax assets will be realized based on future taxable income and, to the extent management believes that realization is not likely, establish a valuation allowance. Management's judgment is required in determining the provision for income taxes, deferred income tax assets and liabilities and any valuation allowance that is established for deferred income tax assets.

TDS recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution.

See Note 3—Income Taxes in the Notes to Consolidated Financial Statements for details regarding TDS' income tax provision, deferred income taxes and liabilities, valuation allowances and unrecognized tax benefits, including information regarding estimates that impact income taxes.

Loyalty Reward Program

See the Revenue Recognition—U.S. Cellular section of Note 1—Summary of Significant Accounting Policies and Recent Accounting Pronouncements in the Notes to Consolidated Financial Statements for a description of this program and the related accounting.

TDS follows the deferred revenue method of accounting for its loyalty reward program. Under this method, revenue allocated to loyalty reward points is deferred. Revenue is recognized at the time of customer redemption or when such points have been depleted via an account maintenance charge. TDS periodically reviews and revises the redemption and depletion rates as appropriate based on history and related future expectations. As of December 31, 2013, TDS estimated loyalty reward points breakage based on actuarial estimates and recorded a $7.4 million change in estimate, which reduced Customer deposits and deferred revenues in the Consolidated Balance Sheet and increased Operating revenues in the Consolidated Statement of Operations.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

See Note 20—Certain Relationships and Related Transactions in the Notes to Consolidated Financial Statements.

Telephone and Data Systems, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
SAFE HARBOR CAUTIONARY STATEMENT

This Management's Discussion and Analysis of Financial Condition and Results of Operations and other sections of this Annual Report contain statements that are not based on historical facts, including the words "believes," "anticipates," "intends," "expects" and similar words. These statements constitute and represent "forward-looking statements" as this term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be significantly different from any future results, events or developments expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, but are not limited to, the following risks:

•
Intense competition in the markets in which TDS operates could adversely affect TDS' revenues or increase its costs to compete.

•
A failure by TDS to successfully execute its business strategy (including planned acquisitions, divestitures and exchanges) or allocate resources or capital could have an adverse effect on TDS' business, financial condition or results of operations.

•
A failure by TDS' service offerings to meet customer expectations could limit TDS' ability to attract and retain customers and could have an adverse effect on TDS' business, financial condition or results of operations.

•
TDS' system infrastructure may not be capable of supporting changes in technologies and services expected by customers, which could result in lost customers and revenues.

•
Changes in roaming practices or other factors could cause TDS' roaming revenues to decline from current levels and/or impact TDS' ability to service its customers in geographic areas where TDS does not have its own network, which would have an adverse effect on TDS' business, financial condition or results of operations.

•
A failure by TDS to obtain access to adequate radio spectrum to meet current or anticipated future needs and/or to accurately predict future needs for radio spectrum could have an adverse effect on TDS' business, financial condition or results of operations.

•
To the extent conducted by the Federal Communications Commission ("FCC"), TDS is likely to participate in FCC auctions of additional spectrum in the future as an applicant or as a noncontrolling partner in another auction applicant and, during certain periods, will be subject to the FCC's anti-collusion rules, which could have an adverse effect on TDS.

•
Changes in the regulatory environment or a failure by TDS to timely or fully comply with any applicable regulatory requirements could adversely affect TDS' business, financial condition or results of operations.

•
Changes in Universal Service Fund ("USF") funding and/or intercarrier compensation could have an adverse impact on TDS' business, financial condition or results of operations.

•
An inability to attract and/or retain highly competent management, technical, sales and other personnel could have an adverse effect on TDS' business, financial condition or results of operations.

•
TDS' assets are concentrated primarily in the U.S. telecommunications industry. As a result, its results of operations may fluctuate based on factors related primarily to conditions in this industry.

•
TDS' lower scale relative to larger competitors could adversely affect its business, financial condition or results of operations.

•
Changes in various business factors could have an adverse effect on TDS' business, financial condition or results of operations.

Telephone and Data Systems, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

•
Advances or changes in technology could render certain technologies used by TDS obsolete, could put TDS at a competitive disadvantage, could reduce TDS' revenues or could increase its costs of doing business.

•
Complexities associated with deploying new technologies present substantial risk.

•
TDS is subject to numerous surcharges and fees from federal, state and local governments, and the applicability and the amount of these fees are subject to great uncertainty.

•
Performance under device purchase agreements could have a material adverse impact on TDS' business, financial condition or results of operations.

•
Changes in TDS' enterprise value, changes in the market supply or demand for wireless licenses, wireline or cable markets or IT service providers, adverse developments in the businesses or the industries in which TDS is involved and/or other factors could require TDS to recognize impairments in the carrying value of its licenses, goodwill, franchise rights and/or physical assets.

•
Costs, integration problems or other factors associated with acquisitions, divestitures or exchanges of properties or licenses and/or expansion of TDS' businesses could have an adverse effect on TDS' business, financial condition or results of operations.

•
A significant portion of TDS' wireless revenues is derived from customers who buy services through independent agents who market TDS' services on a commission basis and third-party national retailers. If TDS' relationships with these agents or third-party national retailers are seriously harmed, its business, financial condition or results of operations could be adversely affected.

•
TDS' investments in unproven technologies may not produce the benefits that TDS expects.

•
A failure by TDS to complete significant network construction and systems implementation activities as part of its plans to improve the quality, coverage, capabilities and capacity of its networks and support systems could have an adverse effect on its operations.

•
Financial difficulties (including bankruptcy proceedings) or other operational difficulties of TDS' key suppliers, termination or impairment of TDS' relationships with such suppliers, or a failure by TDS to manage its supply chain effectively could result in delays or termination of TDS' receipt of required equipment or services, or could result in excess quantities of required equipment or services, any of which could adversely affect TDS' business, financial condition or results of operations.

•
TDS has significant investments in entities that it does not control. Losses in the value of such investments could have an adverse effect on TDS' financial condition or results of operations.

•
A failure by TDS to maintain flexible and capable telecommunication networks or information technology, or a material disruption thereof, including breaches of network or information technology security, could have an adverse effect on TDS' business, financial condition or results of operations.

•
Wars, conflicts, hostilities and/or terrorist attacks or equipment failures, power outages, natural disasters or other events could have an adverse effect on TDS' business, financial condition or results of operations.

•
The market price of TDS' Common Shares is subject to fluctuations due to a variety of factors.

•
Identification of errors in financial information or disclosures could require amendments to or restatements of financial information or disclosures included in this or prior filings with the Securities and Exchange Commission ("SEC"). Such amendments or restatements and related matters, including resulting delays in filing periodic reports with the SEC, could have an adverse effect on TDS' business, financial condition or results of operations.

Telephone and Data Systems, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

•
The existence of material weaknesses in the effectiveness of internal control over financial reporting could result in inaccurate financial statements or other disclosures or failure to prevent fraud, which could have an adverse effect on TDS' business, financial condition or results of operations.

•
Changes in facts or circumstances, including new or additional information that affects the calculation of potential liabilities for contingent obligations under guarantees, indemnities, claims, litigation or otherwise, could require TDS to record charges in excess of amounts accrued in the financial statements, if any, which could have an adverse effect on TDS' business, financial condition or results of operations.

•
Disruption in credit or other financial markets, a deterioration of U.S. or global economic conditions or other events could, among other things, impede TDS' access to or increase the cost of financing its operating and investment activities and/or result in reduced revenues and lower operating income and cash flows, which would have an adverse effect on TDS' business, financial condition or results of operations.

•
Uncertainty of TDS' ability to access capital, deterioration in the capital markets, other changes in market conditions, changes in TDS' credit ratings or other factors could limit or restrict the availability of financing on terms and prices acceptable to TDS, which could require TDS to reduce its construction, development or acquisition programs.

•
Settlements, judgments, restraints on its current or future manner of doing business and/or legal costs resulting from pending and future litigation could have an adverse effect on TDS' business, financial condition or results of operations.

•
The possible development of adverse precedent in litigation or conclusions in professional studies to the effect that radio frequency emissions from wireless devices and/or cell sites cause harmful health consequences, including cancer or tumors, or may interfere with various electronic medical devices such as pacemakers, could have an adverse effect on TDS' wireless business, financial condition or results of operations.

•
Claims of infringement of intellectual property and proprietary rights of others, primarily involving patent infringement claims, could prevent TDS from using necessary technology to provide products or services or subject TDS to expensive intellectual property litigation or monetary penalties, which could have an adverse effect on TDS' business, financial condition or results of operations.

•
Certain matters, such as control by the TDS Voting Trust and provisions in the TDS Restated Certificate of Incorporation, may serve to discourage or make more difficult a change in control of TDS.

•
Any of the foregoing events or other events could cause revenues, earnings, capital expenditures and/or any other financial or statistical information to vary from TDS' forward-looking estimates by a material amount.

See "Risk Factors" in TDS' Annual Report on Form 10-K for the year ended December 31, 2013 for a further discussion of these risks. TDS undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. Readers should evaluate any statements in light of these important factors.

Telephone and Data Systems, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

MARKET RISK

Long-Term Debt

As of December 31, 2013, the majority of TDS' long-term debt was in the form of fixed-rate notes with maturities ranging up to 48 years. Fluctuations in market interest rates can lead to significant fluctuations in the fair value of these fixed-rate notes.

The following table presents the scheduled principal payments on long-term debt and capital lease obligations, and the related weighted average interest rates by maturity dates at December 31, 2013:

	Principal Payments Due by Period
(Dollars in millions)	Long-Term Debt Obligations(1)	Weighted-Avg. Interest Rates on Long-Term Debt Obligations(2)
2014	$1.6	4.8%
2015	1.3	2.7%
2016	3.1	4.8%
2017	0.2	9.1%
2018	0.2	9.2%
After 5 years	1,726.9	6.7%

Total	$1,733.3	6.7%

(1)
The total long-term debt obligation differs from Long-term debt in Consolidated Balance Sheet due to the $11.6 million unamortized discount related to U.S. Cellular's 6.7% Senior Notes. See Note 10—Debt in the Notes to Consolidated Financial Statements for additional information.

(2)
Represents the weighted average interest rates at December 31, 2013 for debt maturing in the respective periods.

Fair Value of Long-Term Debt

At December 31, 2013 and 2012, the estimated fair value of long-term debt obligations, excluding capital lease obligations and the current portion of such long-term debt, was $1,560.6 million and $1,827.6 million, respectively. The fair value of long-term debt, excluding capital lease obligations and the current portion of such long-term debt, was estimated using market prices for TDS' 7.0% Senior Notes, 6.875% Senior Notes, 6.625% Senior Notes, and 5.875% Senior Notes, and U.S. Cellular's 6.95% Senior Notes at December 31, 2013 and 2012 and discounted cash flow analysis for U.S. Cellular's 6.7% Senior Notes and the remaining debt at December 31, 2013 and 2012.

Other Market Risk Sensitive Instruments

The substantial majority of TDS' other market risk sensitive instruments (as defined in item 305 of SEC Regulation S-K) are short-term, including Cash and cash equivalents and Short-term investments. The fair value of such instruments is less sensitive to market fluctuations than longer term instruments. Accordingly, TDS believes that a significant change in interest rates would not have a material effect on such other market risk sensitive instruments.

Telephone and Data Systems, Inc.
Consolidated Statement of Operations

Year Ended December 31,	2013	2012	2011
(Dollars and shares in thousands, except per share amounts)
Operating revenues	$4,901,236	$5,345,277	$5,180,471
Operating expenses
Cost of services and products (excluding Depreciation, amortization and accretion expense reported below)	2,225,316	2,272,570	2,050,644
Selling, general and administrative	1,947,778	2,033,901	2,002,359
Depreciation, amortization and accretion	1,018,077	813,626	765,776
Loss on impairment of assets	—	515	—
(Gain) loss on asset disposals, net	30,841	19,741	10,952
(Gain) loss on sale of business and other exit costs, net	(300,656)	21,061	—
(Gain) loss on license sales and exchanges	(255,479)	—	(11,762)

Total operating expenses	4,665,877	5,161,414	4,817,969

Operating income	235,359	183,863	362,502
Investment and other income (expense)
Equity in earnings of unconsolidated entities	132,714	92,867	82,538
Interest and dividend income	9,092	9,248	9,145
Gain (loss) on investments	14,547	(3,718)	24,103
Interest expense	(98,811)	(86,745)	(118,201)
Other, net	(37)	720	3,658

Total investment and other income (expense)	57,505	12,372	1,243

Income before income taxes	292,864	196,235	363,745
Income tax expense	126,043	73,582	113,503

Net income	166,821	122,653	250,242
Less: Net income attributable to noncontrolling interests, net of tax	24,894	40,792	49,676

Net income attributable to TDS shareholders	141,927	81,861	200,566
TDS Preferred dividend requirement	(49)	(50)	(50)

Net income available to common shareholders	$141,878	$81,811	$200,516

Basic weighted average shares outstanding	108,490	108,671	108,562
Basic earnings per share attributable to TDS shareholders	$1.31	$0.75	$1.85

Diluted weighted average shares outstanding	109,132	108,937	109,098
Diluted earnings per share attributable to TDS shareholders	$1.29	$0.75	$1.83

Dividends per share to TDS shareholders	$0.51	$0.49	$0.47

The accompanying notes are an integral part of these consolidated financial statements.

Telephone and Data Systems, Inc.
Consolidated Statement of Comprehensive Income

Year Ended December 31,	2013	2012	2011
(Dollars in thousands)
Net income	$166,821	$122,653	$250,242
Net change in accumulated other comprehensive income
Change in net unrealized gain on equity investments	51	49	138
Change in foreign currency translation adjustment	(34)	4	—
Change related to retirement plan
Amounts included in net periodic benefit cost for the period
Net actuarial gains (losses)	13,345	90	(9,625)
Amortization of prior service cost	(3,605)	(3,735)	(3,815)
Amortization of unrecognized net loss	2,452	2,517	1,934

	12,192	(1,128)	(11,506)
Change in deferred income taxes	(4,646)	1,797	5,722

Change related to retirement plan, net of tax	7,546	669	(5,784)

Net change in accumulated other comprehensive income	7,563	722	(5,646)

Comprehensive income	174,384	123,375	244,596
Less: Comprehensive income attributable to noncontrolling interest	24,894	40,792	49,676

Comprehensive income attributable to TDS shareholders	$149,490	$82,583	$194,920

The accompanying notes are an integral part of these consolidated financial statements.

Telephone and Data Systems, Inc.
Consolidated Statement of Cash Flows

Year Ended December 31,	2013	2012	2011
(Dollars in thousands)
Cash flows from operating activities
Net income	$166,821	$122,653	$250,242
Add (deduct) adjustments to reconcile net income to net cash flows from operating activities
Depreciation, amortization and accretion	1,018,077	813,626	765,776
Bad debts expense	105,629	74,695	68,611
Stock-based compensation expense	30,338	41,871	36,837
Deferred income taxes, net	(67,150)	58,785	202,547
Equity in earnings of unconsolidated entities	(132,714)	(92,867)	(82,538)
Distributions from unconsolidated entities	127,929	84,884	92,231
Loss on impairment of assets	—	515	—
(Gain) loss on asset disposals, net	30,841	19,741	10,952
(Gain) loss on sale of business and other exit costs, net	(300,656)	21,061	—
(Gain) loss on license sales and exchanges	(255,479)	—	(11,762)
(Gain) loss on investments	(14,547)	3,718	(24,103)
Noncash interest expense	2,463	(572)	18,849
Other operating activities	612	1,393	1,067
Changes in assets and liabilities from operations
Accounts receivable	(294,320)	(81,107)	(95,426)
Inventory	(83,536)	(29,917)	(13,382)
Accounts payable	86,028	(12,332)	29,291
Customer deposits and deferred revenues	66,460	32,981	35,457
Accrued taxes	17,388	77,458	(27,871)
Accrued interest	380	(891)	3,351
Other assets and liabilities	(9,954)	(30,523)	(4,418)

	494,610	1,105,172	1,255,711

Cash flows from investing activities
Cash used for additions to property, plant and equipment	(883,797)	(995,517)	(971,759)
Cash paid for acquisitions and licenses	(314,570)	(163,382)	(105,508)
Cash received from divestitures	811,120	50,182	—
Cash paid for investments	—	(120,000)	(180,920)
Cash received for investments	115,000	243,444	393,246
Other investing activities	11,594	(12,796)	(1,148)

	(260,653)	(998,069)	(866,089)

Cash flows from financing activities
Repayment of short-term debt	—	—	(32,671)
Repayment of long-term debt	(1,581)	(2,566)	(614,639)
Issuance of long-term debt	37	195,358	643,700
TDS Common Shares and Special Common Shares reissued for benefit plans, net of tax payments	9,654	(1,119)	32
U.S. Cellular Common Shares reissued for benefit plans, net of tax payments	5,784	(2,205)	1,935
Repurchase of TDS Common and Special Common Shares	(9,692)	(20,026)	(21,500)
Repurchase of U.S. Cellular Common Shares	(18,544)	(20,045)	(62,294)
Dividends paid to TDS shareholders	(55,293)	(53,165)	(48,670)
U.S. Cellular dividends paid to noncontrolling public shareholders	(75,235)	—	—
Payment of debt issuance costs	(23)	(8,242)	(21,657)
Distributions to noncontrolling interests	(3,766)	(20,856)	(16,236)
Payments to acquire additional interest in subsidiaries	(4,505)	(3,167)	—
Other financing activities	8,740	6,136	3,970

	(144,424)	70,103	(168,030)

Net increase in cash and cash equivalents	89,533	177,206	221,592
Cash and cash equivalents
Beginning of period	740,481	563,275	341,683

End of period	$830,014	$740,481	$563,275

The accompanying notes are an integral part of these consolidated financial statements.

Telephone and Data Systems, Inc.
Consolidated Balance Sheet—Assets

December 31,	2013	2012
(Dollars in thousands)
Current assets
Cash and cash equivalents	$830,014	$740,481
Short-term investments	50,104	115,700
Accounts receivable
Due from customers and agents, less allowances of $63,690 and $28,152, respectively	551,611	409,720
Other, less allowances of $1,914 and $5,263, respectively	179,503	164,608
Inventory, net	244,560	160,692
Net deferred income tax asset	106,077	43,411
Prepaid expenses	87,920	86,385
Income taxes receivable	2,397	9,625
Other current assets	35,151	32,815

	2,087,337	1,763,437
Assets held for sale	16,027	163,242
Investments
Licenses	1,423,779	1,480,039
Goodwill	836,843	797,194
Franchise rights	123,668	—
Other intangible assets, net of accumulated amortization of $112,752 and $143,613, respectively	71,454	58,522
Investments in unconsolidated entities	301,772	179,921
Long-term investments	—	50,305
Other investments	641	824

	2,758,157	2,566,805
Property, plant and equipment
In service and under construction	11,239,804	10,808,499
Less: Accumulated depreciation	7,361,660	6,811,233

	3,878,144	3,997,266
Other assets and deferred charges	164,482	133,150

Total assets	$8,904,147	$8,623,900

The accompanying notes are an integral part of these consolidated financial statements.

Telephone and Data Systems, Inc.
Consolidated Balance Sheet—Liabilities and Equity

December 31,	2013	2012
(Dollars and shares in thousands)
Current liabilities
Current portion of long-term debt	$1,646	$1,233
Accounts payable	496,069	377,291
Customer deposits and deferred revenues	289,445	222,345
Accrued interest	6,673	6,565
Accrued taxes	70,518	48,237
Accrued compensation	115,031	134,932
Other current liabilities	212,374	134,005

	1,191,756	924,608
Liabilities held for sale	—	19,594
Deferred liabilities and credits
Net deferred income tax liability	862,975	862,580
Other deferred liabilities and credits	458,709	438,727
Long-term debt	1,720,074	1,721,571
Commitments and contingencies
Noncontrolling interests with redemption features	536	493
Equity
TDS shareholders' equity
Series A Common and Common Shares
Authorized 290,000 shares (25,000 Series A Common and 265,000 Common Shares)
Issued 132,711 shares (7,166 Series A Common and 125,545 Common Shares) and 132,672 shares (7,160 Series A Common, and 125,512 Common Shares), respectively
Outstanding 108,757 shares (7,166 Series A Common and 101,591 Common Shares) and 108,031 shares (7,160 Series A Common, and 100,871 Common Shares), respectively
Par Value ($.01 per share) of $1,327 ($72 Series A Common and $1,255 Common Shares)	1,327	1,327
Capital in excess of par value	2,308,807	2,304,122
Treasury shares at cost:
23,954 and 24,641 Common Shares, respectively	(721,354)	(750,099)
Accumulated other comprehensive loss	(569)	(8,132)
Retained earnings	2,529,626	2,464,318

Total TDS shareholders' equity	4,117,837	4,011,536
Preferred shares	824	825
Noncontrolling interests	551,436	643,966

Total equity	4,670,097	4,656,327

Total liabilities and equity	$8,904,147	$8,623,900

The accompanying notes are an integral part of these consolidated financial statements.

Telephone and Data Systems, Inc.
Consolidated Statement of Changes in Equity

	TDS Shareholders
	Series A Common and Common Shares	Capital in Excess of Par Value	Treasury Common Shares	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total TDS Shareholders' Equity	Preferred Shares	Non controlling Interests	Total Equity
(Dollars in thousands)
December 31, 2012	$1,327	$2,304,122	$(750,099)	$(8,132)	$2,464,318	$4,011,536	$825	$643,966	$4,656,327
Add (Deduct)
Net income attributable to TDS shareholders	—	—	—	—	141,927	141,927	—	—	141,927
Net income attributable to noncontrolling interests classified as equity	—	—	—	—	—	—	—	24,661	24,661
Net unrealized gain (loss) on equity investments	—	—	—	51	—	51	—	—	51
Change in foreign currency translation adjustment	—	—	—	(34)	—	(34)	—	—	(34)
Changes related to retirement plan	—	—	—	7,546	—	7,546	—	—	7,546
TDS Common and Series A Common Share dividends	—	—	—	—	(55,244)	(55,244)	—	—	(55,244)
TDS Preferred dividend requirement	—	—	—	—	(49)	(49)	—	—	(49)
U.S. Cellular dividends paid to noncontrolling public shareholders	—	—	—	—	—	—	—	(75,235)	(75,235)
Repurchase of Preferred Shares	—	—	—	—	(5)	(5)	(1)	—	(6)
Repurchase of shares	—	—	(9,692)	—	—	(9,692)	—	—	(9,692)
Dividend reinvestment plan	—	1,619	13,647	—	(5,966)	9,300	—	—	9,300
Incentive and compensation plans	—	655	24,790	—	(15,355)	10,090	—	—	10,090
Adjust investment in subsidiaries for repurchases, issuances and other compensation plans	—	(290)	—	—	—	(290)	—	20	(270)
Stock-based compensation awards	—	14,430	—	—	—	14,430	—	—	14,430
Tax windfall (shortfall) from stock awards	—	(1,311)	—	—	—	(1,311)	—	—	(1,311)
Distributions to noncontrolling interests	—	—	—	—	—	—	—	(3,576)	(3,576)
Adjust investment in subsidiaries for noncontrolling interest purchases	—	(10,418)	—	—	—	(10,418)	—	5,370	(5,048)
Deconsolidation of partnerships	—	—	—	—	—	—	—	(43,770)	(43,770)

December 31, 2013	$1,327	$2,308,807	$(721,354)	$(569)	$2,529,626	$4,117,837	$824	$551,436	$4,670,097

The accompanying notes are an integral part of these consolidated financial statements.

Telephone and Data Systems, Inc.
Consolidated Statement of Changes in Equity

	TDS Shareholders
	Series A Common and Common Shares	Capital in Excess of Par Value	Treasury Common Shares	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total TDS Shareholders' Equity	Preferred Shares	Non controlling Interests	Total Equity
(Dollars in thousands)
December 31, 2011	$1,326	$2,268,711	$(750,921)	$(8,854)	$2,451,899	$3,962,161	$830	$639,688	$4,602,679
Add (Deduct)
Net income attributable to TDS shareholders	—	—	—	—	81,861	81,861	—	—	81,861
Net income attributable to noncontrolling interests classified as equity	—	—	—	—	—	—	—	40,739	40,739
Net unrealized gain (loss) on equity investments	—	—	—	49	—	49	—	—	49
Change in foreign currency translation adjustment	—	—	—	4	—	4	—	—	4
Changes related to retirement plan	—	—	—	669	—	669	—	—	669
TDS Common and Series A Common Share dividends	—	—	—	—	(53,115)	(53,115)	—	—	(53,115)
TDS Preferred dividend requirement	—	—	—	—	(50)	(50)	—	—	(50)
Repurchase of Preferred Shares	—	—	—	—	(17)	(17)	(5)	—	(22)
Repurchase of shares	—	—	(20,026)	—	—	(20,026)	—	—	(20,026)
Dividend reinvestment plan	1	1,148	14,123	—	(8,349)	6,923	—	—	6,923
Incentive and compensation plans	—	444	6,725	—	(7,911)	(742)	—	—	(742)
Adjust investment in subsidiaries for repurchases, issuances and other compensation plans	—	12,572	—	—	—	12,572	—	(14,924)	(2,352)
Stock-based compensation awards	—	20,030	—	—	—	20,030	—	—	20,030
Tax windfall (shortfall) from stock awards	—	(3,179)	—	—	—	(3,179)	—	—	(3,179)
Distributions to noncontrolling interests	—	—	—	—	—	—	—	(20,856)	(20,856)
Adjust investment in subsidiaries for noncontrolling interest purchases	—	4,396	—	—	—	4,396	—	(738)	3,658
Other	—	—	—	—	—	—	—	57	57

December 31, 2012	$1,327	$2,304,122	$(750,099)	$(8,132)	$2,464,318	$4,011,536	$825	$643,966	$4,656,327

The accompanying notes are an integral part of these consolidated financial statements.

Telephone and Data Systems, Inc.
Consolidated Statement of Changes in Equity

	TDS Shareholders
	Series A Common, Special Common and Common Shares	Capital in Excess of Par Value	Special Common and Common Treasury Shares	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total TDS Shareholders' Equity	Preferred Shares	Non controlling Interests	Total Equity
(Dollars in thousands)
December 31, 2010	$1,270	$2,107,929	$(738,695)	$(3,208)	$2,450,599	$3,817,895	$830	$647,013	$4,465,738
Add (Deduct)
Net income attributable to TDS shareholders	—	—	—	—	200,566	200,566	—	—	200,566
Net income attributable to noncontrolling interests classified as equity	—	—	—	—	—	—	—	49,505	49,505
Net unrealized gain (loss) on equity investments	—	—	—	138	—	138	—	—	138
Changes related to retirement plan	—	—	—	(5,784)	—	(5,784)	—	—	(5,784)
TDS Common, Special Common and Series A Common Share dividends	—	—	—	—	(48,620)	(48,620)	—	—	(48,620)
TDS Preferred dividend requirement	—	—	—	—	(50)	(50)	—	—	(50)
Repurchase of shares	—	—	(21,500)	—	—	(21,500)	—	—	(21,500)
Dividend reinvestment plan	—	1,087	5,260	—	(2,675)	3,672	—	—	3,672
Incentive and compensation plans	—	279	4,014	—	(3,817)	476	—	—	476
Adjust investment in subsidiaries for repurchases, issuances and other compensation plans	—	(572)	—	—	—	(572)	—	(40,961)	(41,533)
Stock-based compensation awards	—	16,654	—	—	—	16,654	—	—	16,654
Tax windfall (shortfall) from stock awards	—	(697)	—	—	—	(697)	—	—	(697)
Distributions to noncontrolling interests	—	—	—	—	—	—	—	(16,236)	(16,236)
Impact of Share Consolidation	56	144,031	—	—	(144,104)	(17)	—	—	(17)
Other	—	—	—	—	—	—	—	367	367

December 31, 2011	$1,326	$2,268,711	$(750,921)	$(8,854)	$2,451,899	$3,962,161	$830	$639,688	$4,602,679

The accompanying notes are an integral part of these consolidated financial statements.

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

Nature of Operations

Telephone and Data Systems, Inc. ("TDS") is a diversified telecommunications company providing high-quality telecommunications services to approximately 4.8 million wireless customers and 1.1 million wireline and cable connections at December 31, 2013. TDS conducts substantially all of its wireless operations through its 84%-owned subsidiary, United States Cellular Corporation ("U.S. Cellular"). TDS provides wireline services, cable services and hosted and managed services ("HMS") through its wholly-owned subsidiary, TDS Telecommunications Corporation ("TDS Telecom").

TDS conducts printing and distribution services through its majority-owned subsidiary, Suttle-Straus, Inc. ("Suttle-Straus") and provides wireless services through its wholly-owned subsidiary, Airadigm Communications, Inc. ("Airadigm"), a Wisconsin-based service provider (collectively, the "Non-Reportable Segment"). At this time, Airadigm operates independently from U.S. Cellular. Suttle-Straus and Airadigm's financial results were not significant to TDS' operations in 2013.

Previously, TDS had reported the following reportable segments: U.S. Cellular, TDS Telecom's incumbent local exchange carrier ("ILEC"), its competitive local exchange carrier ("CLEC"), its HMS operations and the Non-Reportable Segment. As a result of recent acquisitions and changes in TDS' strategy, operations and internal reporting, TDS has reevaluated and changed its operating segments during the year ended December 31, 2013, which resulted in the following reportable segments: U.S. Cellular, TDS Telecom's Wireline, Cable and HMS operations, and the Non-Reportable Segment. The Wireline segment consists of the former ILEC and CLEC segments. The Cable segment consists of Baja Broadband, LLC ("Baja"), which was acquired in August 2013. The HMS segment remains unchanged, except that it now uses a unified brand name, OneNeck IT Solutions ("OneNeck"), as a result of the consolidation of the HMS operations. Periods presented for comparative purposes have been re-presented to conform to the revised presentation described above. All of TDS' segments operate only in the United States, except for HMS, which includes an insignificant foreign operation. See Note 18—Business Segment Information for summary financial information on each business segment.

Principles of Consolidation

The accounting policies of TDS conform to accounting principles generally accepted in the United States of America ("GAAP") as set forth in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). Unless otherwise specified, references to accounting provisions and GAAP in these notes refer to the requirements of the FASB ASC. The consolidated financial statements include the accounts of TDS, its majority-owned subsidiaries, general partnerships in which it has a majority partnership interest and variable interest entities ("VIEs") in which TDS is the primary beneficiary. Both VIE and primary beneficiary represent terms defined by GAAP.

Intercompany accounts and transactions have been eliminated.

Reclassifications

Certain prior year amounts have been reclassified to conform to the 2013 financial statement presentation. These reclassifications did not affect consolidated net income attributable to TDS shareholders, cash flows, assets, liabilities or equity for the years presented.

Business Combinations

TDS accounts for business combinations at fair value in accordance with the acquisition method. This method requires that the acquirer recognize 100% of the acquiree's assets and liabilities at their fair

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

values on the acquisition date for all acquisitions, whether full or partial. In addition, transaction costs related to acquisitions are expensed.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect (a) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and (b) the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates. Significant estimates are involved in accounting for goodwill and indefinite-lived intangible assets, depreciation, amortization and accretion, allowance for doubtful accounts, loyalty reward points, income taxes, stock based compensation and asset retirement obligations.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term, highly liquid investments with original maturities of three months or less.

Short-Term and Long-Term Investments

At December 31, 2013 and 2012, TDS had $50.1 million and $115.7 million, respectively, in Short-term investments. At December 31, 2012, TDS had $50.3 million in Long-term investments. Short-term and Long-term investments consist primarily of U.S. Treasury Notes which are designated as held-to-maturity investments and are recorded at amortized cost in the Consolidated Balance Sheet. For these investments, TDS' objective is to earn a higher rate of return on funds that are not anticipated to be required to meet liquidity needs in the near term, while maintaining a low level of investment risk. See Note 2—Fair Value Measurements for additional details on Short-term and Long-term investments.

Accounts Receivable and Allowance for Doubtful Accounts

U.S. Cellular's accounts receivable consist primarily of amounts owed by customers for wireless services and equipment sales, by agents for sales of equipment to them and by other wireless carriers whose customers have used U.S. Cellular's wireless systems.

TDS Telecom's accounts receivable primarily consist of amounts owed by customers for services provided, by interexchange carriers for long-distance traffic which TDS Telecom carries on its network, and by interstate and intrastate revenue pools that distribute access charges.

The allowance for doubtful accounts is the best estimate of the amount of probable credit losses related to existing accounts receivable. The allowance is estimated based on historical experience and other factors that could affect collectability. Accounts receivable balances are reviewed on either an aggregate or individual basis for collectability depending on the type of receivable. When it is probable that an account balance will not be collected, the account balance is charged against the allowance for doubtful accounts. TDS does not have any off-balance sheet credit exposure related to its customers.

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

The changes in the allowance for doubtful accounts during the years ended December 31, 2013, 2012 and 2011 were as follows:

	2013	2012	2011
(Dollars in thousands)
Beginning balance	$33,415	$31,071	$35,007
Additions, net of recoveries	105,629	74,695	68,611
Deductions	(73,440)	(72,351)	(72,547)

Ending balance	$65,604	$33,415	$31,071

Inventory

Inventory consists primarily of wireless devices stated at the lower of cost or market, with cost determined using the first-in, first-out method and market determined by replacement costs or estimated net realizable value. TDS Telecom's materials and supplies are stated at average cost.

Fair Value Measurements

Under the provisions of GAAP, fair value is a market-based measurement and not an entity-specific measurement, based on an exchange transaction in which the entity sells an asset or transfers a liability (exit price). The provisions also establish a fair value hierarchy that contains three levels for inputs used in fair value measurements. Level 1 inputs include quoted market prices for identical assets or liabilities in active markets. Level 2 inputs include quoted market prices for similar assets and liabilities in active markets or quoted market prices for identical assets and liabilities in inactive markets. Level 3 inputs are unobservable. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. A financial instrument's level within the fair value hierarchy is not representative of its expected performance or its overall risk profile and, therefore, Level 3 assets are not necessarily higher risk than Level 2 assets or Level 1 assets.

Goodwill

TDS has Goodwill as a result of its acquisitions of wireless businesses, the acquisitions of ILEC, cable, and HMS companies and, under previous business combination guidance in effect prior to 2009, step acquisitions related to U.S. Cellular's repurchase of its common shares. Such Goodwill represents the excess of the total purchase price over the fair value of net assets acquired in these transactions.

Licenses

Licenses consist of direct and incremental costs incurred in acquiring Federal Communications Commission ("FCC") licenses to provide wireless service.

TDS has determined that wireless licenses are indefinite-lived intangible assets and, therefore, not subject to amortization based on the following factors:

•
Radio spectrum is not a depleting asset.

•
The ability to use radio spectrum is not limited to any one technology.

•
TDS and its consolidated subsidiaries are licensed to use radio spectrum through the FCC licensing process, which enables licensees to utilize specified portions of the spectrum for the provision of wireless service.

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

•
TDS and its consolidated subsidiaries are required to renew their FCC licenses every ten years or, in some cases, every fifteen years. To date, all of TDS' license renewal applications have been granted by the FCC. Generally, license renewal applications filed by licensees otherwise in compliance with FCC regulations are routinely granted. If, however, a license renewal application is challenged either by a competing applicant for the license or by a petition to deny the renewal application, the license will be renewed if the licensee can demonstrate its entitlement to a "renewal expectancy." Licensees are entitled to such an expectancy if they can demonstrate to the FCC that they have provided "substantial service" during their license term and have "substantially complied" with FCC rules and policies. TDS believes that it is probable that its future license renewal applications will be granted.

Franchise rights

TDS has Franchise rights as a result of its acquisition of a cable business. Franchise rights are intangible assets that provide their holder with the right to operate a business in a certain geographical location as sanctioned by the franchiser, usually a government agency. TDS has determined that Franchise rights are indefinite-lived intangible assets and, therefore, not subject to amortization because TDS expects both the renewal by the granting authorities and the cash flows generated from the Franchise rights to continue indefinitely. Cable Franchise rights are generally granted for ten year periods and may be renewed for additional terms upon approval by the granting authority. TDS anticipates that future renewals of its Franchise rights will be granted.

Goodwill, Licenses and Franchise rights Impairment Assessment

Goodwill, Licenses and Franchise rights must be assessed for impairment annually or more frequently if events or changes in circumstances indicate that such assets might be impaired. TDS performs its annual impairment assessment of Goodwill, Licenses and Franchise rights as of November 1 of each year.

TDS may first assess qualitative factors, such as company, industry and economic trends to determine whether it is necessary to perform the two-step Goodwill impairment test. If determined to be necessary, the first step compares the fair value of the reporting unit to its carrying value. If the carrying amount exceeds the fair value, the second step of the test is performed to measure the amount of impairment loss, if any. The second step compares the implied fair value of reporting unit Goodwill with the carrying amount of that Goodwill. To calculate the implied fair value of Goodwill in this second step, an enterprise allocates the fair value of the reporting unit to all of the assets and liabilities of that reporting unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value was the price paid to acquire the reporting unit. The excess of the fair value of the reporting unit over the amount assigned to the assets and liabilities of the reporting unit is the implied fair value of Goodwill. If the carrying amount of Goodwill exceeds the implied fair value of Goodwill, an impairment loss is recognized for that difference.

The impairment test for an indefinite-lived intangible asset other than Goodwill may consist of first assessing qualitative factors, such as company, industry and economic trends. If determined to be necessary, the next step compares the fair value of the intangible asset to its carrying amount. If the carrying amount exceeds the fair value, an impairment loss is recognized for the difference.

Quoted market prices in active markets are the best evidence of fair value of an intangible asset or reporting unit and are used when available. If quoted market prices are not available, the estimate of fair value is based on the best information available, including prices for similar assets and the use of other valuation techniques. Other valuation techniques include present value analysis, multiples of earnings or revenues, or similar performance measures. The use of these techniques involve assumptions by

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

management about factors that are uncertain including future cash flows, the appropriate discount rate, and other inputs. Different assumptions for these inputs could create materially different results.

U.S. Cellular

U.S. Cellular tests Goodwill for impairment at the level of reporting referred to as a reporting unit. For purposes of its impairment testing of Goodwill in 2013, U.S. Cellular identified four reporting units. The four reporting units represent four geographic groupings of operating markets, representing four geographic service areas. For purposes of its impairment testing of Goodwill in 2012, U.S. Cellular identified five reporting units. The change in reporting units resulted from the NY1 & NY2 Deconsolidation more fully described in Note 7—Investments in Unconsolidated Entities.

A discounted cash flow approach was used to value each reporting unit for purposes of the Goodwill impairment review by using value drivers and risks specific to the current industry and economic markets. The cash flow estimates incorporated assumptions that market participants would use in their estimates of fair value. Key assumptions made in this process were the discount rate, estimated expected revenue growth rate, projected capital expenditures and the terminal growth rate.

U.S. Cellular tests Licenses for impairment at the level of reporting referred to as a unit of accounting. For purposes of its 2013 impairment testing of Licenses, U.S. Cellular separated its FCC licenses into eleven units of accounting based on geographic service areas. For purposes of its 2012 impairment testing of Licenses, U.S. Cellular separated its FCC licenses into thirteen units of accounting based on geographic service areas. The change in units of accounting resulted from (i) the Divestiture Transaction and the Mississippi Valley non-operating market license sale, both of which are more fully described in Note 5—Acquisitions, Divestitures and Exchanges and (ii) the NY1 & NY2 Deconsolidation more fully described in Note 7—Investments in Unconsolidated Entities. In both 2013 and 2012, seven of the units of accounting represented geographic groupings of licenses which, because they were not being utilized and, therefore, were not expected to generate cash flows from operating activities in the foreseeable future, were considered separate units of accounting for purposes of impairment testing.

U.S. Cellular estimates the fair value of built licenses for purposes of impairment testing using the build-out method. The build-out method estimates the fair value of Licenses by calculating future cash flows from a hypothetical start-up wireless company and assuming that the only assets available upon formation are the underlying Licenses. To apply this method, a hypothetical build-out of U.S. Cellular's wireless network, infrastructure, and related costs are projected based on market participant information. Calculated cash flows, along with a terminal value, are discounted to the present and summed to determine the estimated fair value.

For units of accounting which consist of unbuilt licenses, U.S. Cellular prepares estimates of fair value by reference to prices paid in recent auctions and market transactions where available. If such information is not available, the fair value of the unbuilt licenses is assumed to change by the same percentage, and in the same direction, that the fair value of built licenses measured using the build-out method changed during the period.

TDS Telecom

TDS Telecom has recorded Goodwill as a result of the acquisition of ILEC, HMS and cable businesses. For purposes of the annual impairment testing, TDS Telecom has three reporting units: one ILEC reporting unit within its Wireline reportable operating segment, one reporting unit within its HMS reportable operating segment and one reporting unit within its Cable reportable operating segment. For purposes of its annual impairment testing of Goodwill, as of November 1, 2012, TDS Telecom identified

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

four reporting units: one reporting unit within its ILEC reportable operating segment and three reporting units within its HMS reportable operating segment. TDS Telecom's change in reporting units resulted from additional acquisitions and TDS' reevaluation of its operating segments, more fully described above.

For purposes of its impairment testing of Goodwill in 2013, TDS Telecom performed a qualitative assessment of the Cable reporting unit, which analyzed company, industry and economic trends and determined the two-step Goodwill impairment test was not necessary since it was more likely than not that the fair value was at least equal to the carrying value of the reporting unit.

The discounted cash flow approach and publicly-traded guideline company method were used to value the ILEC and HMS reporting units. The discounted cash flow approach uses value drivers and risks specific to the industry and current economic factors. The cash flow estimates incorporated assumptions that market participants would use in their estimates of fair value and may not be indicative of TDS Telecom's specific assumptions. The most significant assumptions made in this process were the revenue growth rate, discount rate, projected capital expenditures and the terminal growth rate.

The publicly-traded guideline company method develops an indication of fair value by calculating average market pricing multiples for selected publicly-traded companies using multiples of various financial measures. The developed multiples are applied to applicable financial measures of the respective reporting unit to determine fair value. Given the nature of this methodology, no specific consideration of the economic environment was considered since those factors would be inherent in the multiples used.

TDS Telecom has recorded Franchise rights as a result of the acquisition of a cable business in August 2013. TDS Telecom tests Franchise rights for impairment at a level of reporting referred to as a unit of accounting. For purposes of its impairment testing of Franchise rights in 2013, TDS Telecom identified one Cable unit of accounting. TDS Telecom performed a qualitative assessment of the Cable unit of accounting, which analyzed company, industry and economic trends and determined no further testing was necessary since it was more likely than not that the fair value of the Franchise rights was at least equal to their carrying value.

Investments in Unconsolidated Entities

Investments in unconsolidated entities consist of amounts invested in wireless and wireline entities in which TDS holds a noncontrolling interest. TDS follows the equity method of accounting for such investments in which its ownership interest is less than or equal to 50% but equals or exceeds 20% for corporations and 3% for partnerships and limited liability companies, or for unconsolidated entities in which its ownership is greater than 50% but TDS does not have a controlling financial interest. The cost method of accounting is followed for such investments in which TDS' ownership interest is less than 20% for corporations and is less than 3% for partnerships and limited liability companies and for investments for which TDS does not have the ability to exercise significant influence.

For its equity method investments for which financial information is readily available, TDS records its equity in the earnings of the entity in the current period. For its equity method investments for which financial information is not readily available, TDS records its equity in the earnings of the entity on a one quarter lag basis.

Property, Plant and Equipment

Property, plant and equipment is stated at the original cost of construction or purchase including capitalized costs of certain taxes, payroll-related expenses, interest and estimated costs to remove the assets.

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

Expenditures that enhance the productive capacity of assets in service or extend their useful lives are capitalized and depreciated. Expenditures for maintenance and repairs of assets in service are charged to Cost of services and products or Selling, general and administrative expense, as applicable. Retirements and disposals of assets are recorded by removing the original cost of the asset (along with the related accumulated depreciation) from plant in service and charging it, together with net removal costs (removal costs less any applicable accrued asset retirement obligations and salvage value realized), to (Gain) loss on asset disposals, net.

Costs of developing new information systems are capitalized and amortized over their expected economic useful lives.

Depreciation

Depreciation is provided using the straight-line method over the estimated useful life of the assets, except for certain Wireline segment assets, which use the group depreciation method. The group depreciation method develops a depreciation rate based on the average useful life of a specific group of assets, rather than each asset individually. TDS depreciates leasehold improvement assets associated with leased properties over periods ranging from one to thirty years; such periods approximate the shorter of the assets' economic lives or the specific lease terms.

Useful lives of specific assets are reviewed throughout the year to determine if changes in technology or other business changes would warrant accelerating the depreciation of those specific assets. Due to the Divestiture Transaction more fully described in Note 5—Acquisitions, Divestitures and Exchanges, U.S. Cellular changed the useful lives of certain assets in 2013 and 2012. Other than the Divestiture Transaction, there were no other material changes to useful lives of property, plant and equipment in 2013, 2012 or 2011. TDS Telecom did not materially change the useful lives of its property, plant and equipment in 2013, 2012 or 2011.

Impairment of Long-lived Assets

TDS reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the assets might be impaired. If necessary, the impairment test for tangible long-lived assets is a two-step process. The first step compares the carrying value of the asset (or asset group) with the estimated undiscounted cash flows over the remaining asset (or asset group) life. If the carrying value of the asset (or asset group) is greater than the undiscounted cash flows, the second step of the test is performed to measure the amount of impairment loss. The second step compares the carrying value of the asset to its estimated fair value. If the carrying value exceeds the estimated fair value (less cost to sell), an impairment loss is recognized for the difference.

U.S. Cellular has one asset group for purposes of assessing property, plant and equipment for impairment based on the fact that the individual operating markets are reliant on centrally operated data centers, mobile telephone switching offices, network operations center and wide-area network. As a result, U.S. Cellular operates a single integrated national wireless network, and the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities represent cash flows generated by this single interdependent network.

TDS Telecom has five asset groups for purposes of assessing property, plant and equipment for impairment based on their integrated network, assets and operations. The cash flows generated by each of these groups is the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities.

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

Quoted market prices in active markets are the best evidence of fair value of a tangible long-lived asset and are used when available. If quoted market prices are not available, the estimate of fair value is based on the best information available, including prices for similar assets and the use of other valuation techniques. A present value analysis of cash flow scenarios is often the best available valuation technique. The use of this technique involves assumptions by management about factors that are uncertain including future cash flows, the appropriate discount rate and other inputs. Different assumptions for these inputs could create materially different results.

Agent Liabilities

U.S. Cellular has relationships with agents, which are independent businesses that obtain customers for U.S. Cellular. At December 31, 2013 and 2012, U.S. Cellular had accrued $121.3 million and $88.2 million, respectively, for amounts due to agents. This amount is included in Other current liabilities in the Consolidated Balance Sheet.

Other Assets and Deferred Charges

Other assets and deferred charges include underwriters' and legal fees and other charges related to issuing various borrowing instruments and other long-term agreements, and are amortized over the respective term of each instrument. The amounts for deferred charges included in the Consolidated Balance Sheet at December 31, 2013 and 2012, are shown net of accumulated amortization of $41.4 million and $30.0 million, respectively.

Asset Retirement Obligations

U.S. Cellular operates cell sites, retail stores and office spaces in its operating markets. A majority of these sites, stores and office spaces are leased. Most of these leases contain terms which require or may require U.S. Cellular to return the leased property to its original condition at the lease expiration date.

TDS Telecom owns poles, cable and wire and certain buildings and leases data center and office space and property used for housing central office switching equipment and fiber cable. These assets and leases often have removal or remediation requirements associated with them. For example, TDS Telecom's poles, cable and wire are often located on property that is not owned by TDS Telecom and are often subject to the provisions of easements, permits, or leasing arrangements. Pursuant to the terms of the permits, easements, or leasing arrangements, TDS Telecom is often required to remove these assets and return the property to its original condition at some defined date in the future.

TDS accounts for asset retirement obligations by recording the fair value of a liability for legal obligations associated with an asset retirement in the period in which the obligations are incurred. At the time the liability is incurred, TDS records a liability equal to the net present value of the estimated cost of the asset retirement obligation and increases the carrying amount of the related long-lived asset by an equal amount. The liability is accreted to its present value over a period ending with the estimated settlement date of the respective asset retirement obligation. The carrying amount of the long-lived asset is depreciated over the useful life of the asset. Upon settlement of the obligation, any difference between the cost to retire the asset and the recorded liability (including accretion of discount) is recognized in the Consolidated Statement of Operations.

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

Treasury Shares

Common Shares repurchased by TDS are recorded at cost as treasury shares and result in a reduction of equity. Treasury shares are reissued as part of TDS' stock-based compensation programs. When treasury shares are reissued, TDS determines the cost using the first-in, first-out cost method. The difference between the cost of the treasury shares and reissuance price is included in Capital in excess of par value or Retained earnings.

Revenue Recognition

U.S. Cellular

Revenues from wireless operations consist primarily of:

•
Charges for access, airtime, roaming, long distance, data and other value added services provided to U.S. Cellular's retail customers and to end users through third-party resellers;

•
Charges to carriers whose customers use U.S. Cellular's systems when roaming;

•
Sales of equipment and accessories;

•
Amounts received from the Universal Service Fund ("USF") in states where U.S. Cellular has been designated an Eligible Telecommunications Carrier ("ETC"); and

•
Redemptions of loyalty reward points for products or services.

Revenues related to wireless services and other value added services are recognized as services are rendered. Revenues billed in advance or in arrears of the services being provided are estimated and deferred or accrued, as appropriate.

Revenues from sales of equipment and accessories are recognized when title and risk of loss passes to the agent or end-user customer.

U.S. Cellular allocates revenue to each element of multiple element service offerings using the relative selling price method. Under this method, arrangement consideration, which consists of the amounts billed to the customer net of any cash-based discounts, is allocated to each element on the basis of its relative selling price on a stand-alone basis. Such stand-alone selling price is determined in accordance with the following hierarchy:

•
U.S. Cellular-specific objective evidence of stand-alone selling price, if available; otherwise

•
Third-party evidence of selling price, if it is determinable; otherwise

•
A best estimate of stand-alone selling price.

U.S. Cellular estimates stand-alone selling prices of the elements of its service offerings as follows:

•
Wireless services—Based on the actual selling price U.S. Cellular offers when such plan is sold on a stand-alone basis, or if the plan is not sold on a stand-alone basis, U.S. Cellular's estimate of the price of such plan based on similar plans that are sold on a stand-alone basis.

•
Wireless devices—Based on the selling price of the respective wireless device when it is sold on a stand-alone basis.

•
Phone Replacement—Based on U.S. Cellular's estimate of the price of this service if it were sold on a stand-alone basis, which was calculated by estimating the cost of this program plus a reasonable margin.

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

•
Loyalty reward points—By estimating the retail price of the products and services for which points may be redeemed and dividing such amount by the number of loyalty points required to receive such products and services. This is calculated on a weighted average basis and requires U.S. Cellular to estimate the percentage of loyalty points that will be redeemed for each product or service.

U.S. Cellular follows the deferred revenue method of accounting for its loyalty reward program. Under this method, revenue allocated to loyalty reward points is deferred. Revenue is recognized at the time of customer redemption or when such points have been depleted via an account maintenance charge. U.S. Cellular periodically reviews and revises the redemption and depletion rates as appropriate based on history and related future expectations. As of December 31, 2013, U.S. Cellular estimated loyalty reward points breakage based on actuarial estimates and recorded a $7.4 million change in estimate, which reduced Customer deposits and deferred revenues in the Consolidated Balance Sheet and increased Operating revenues in the Consolidated Statement of Operations.

In the fourth quarter of 2013, U.S. Cellular issued loyalty reward points with a value of $43.5 million as a loyalty bonus in recognition of the inconvenience experienced by customers during U.S. Cellular's recent billing system conversion. The value of the loyalty bonus reduced Operating revenues in the Consolidated Statement of Operations and increased Customer deposits and deferred revenues in the Consolidated Balance Sheet.

As of December 31, 2013 and 2012, U.S. Cellular had deferred revenue related to loyalty reward points outstanding of $116.2 million and $56.6 million, respectively. These amounts are recorded in Customer deposits and deferred revenues (a current liability account) in the Consolidated Balance Sheet, as customers may redeem their reward points within the current period.

Cash-based discounts and incentives, including discounts to customers who pay their bills through the use of on-line bill payment methods, are recognized as a reduction of Operating revenues concurrently with the associated revenue, and are allocated to the various products and services in the bundled offering based on their respective relative selling price.

In order to provide better control over wireless device quality, U.S. Cellular sells wireless devices to agents. U.S. Cellular pays rebates to agents at the time an agent activates a new customer or retains an existing customer in a transaction involving a wireless device. U.S. Cellular accounts for these rebates by reducing revenues at the time of the wireless device sale to the agent rather than at the time the agent activates a new customer or retains a current customer. Similarly, U.S. Cellular offers certain wireless device sales rebates and incentives to its retail customers and records the revenue net of the corresponding rebate or incentive. The total potential rebates and incentives are reduced by U.S. Cellular's estimate of rebates that will not be redeemed by customers based on historical experience of such redemptions.

GAAP requires that activation fees charged with the sale of equipment and service be allocated to the equipment and service based upon the relative selling prices of each item. Device activation fees charged at agent locations, where U.S. Cellular does not also sell a wireless device to the customer, are deferred and recognized over the average device life. Device activation fees charged as a result of handset sales at Company-owned retail stores are recognized at the time the handset is delivered to the customer.

ETC revenues recognized in the reporting period represent the amounts which U.S. Cellular is entitled to receive for such period, as determined and approved in connection with U.S. Cellular's designation as an ETC in various states.

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

TDS Telecom

Revenue from Wireline operations consists primarily of charges for:

•
Providing telephone voice services;

•
Compensation for carrying long-distance voice and data traffic on TDS Telecom's local telephone networks, including compensation from inter-state and intra-state regulatory recovery mechanisms;

•
Leasing, selling, installing and maintaining customer premise equipment;

•
Providing broadband services;

•
Providing hosted Voice over Internet Protocol ("VoIP") solutions and other hosted services to business;

•
Reselling long-distance services; and

•
Selling Internet Protocol Television ("IPTV") and satellite video service.

Cable operating revenues consist of charges for:

•
Providing basic and pay-per-view video services;

•
Providing broadband services; and

•
Providing Internet Protocol ("IP") telephone voice services.

HMS operating revenues consist of charges for:

•
Providing colocation;

•
Providing dedicated hosting;

•
Providing hosted application management and cloud computing services; and

•
Planning, engineering, procurement, installation, sales and management of IT infrastructure hardware solutions.

Revenues related to services are recognized as services are rendered. Activation fees charged are deferred and recognized over the average customer's service period. Revenues related to products are recognized when title and risk of loss transfer from TDS Telecom to the customer.

TDS Telecom offers some products and services that are provided by third-party vendors, primarily satellite video service through its Wireline business, and third-party equipment maintenance contracts through its HMS business. TDS records these service revenues on a net basis.

TDS Telecom offers discounts and incentives to customers who receive certain groupings of products and services (bundled arrangements). These discounts are recognized concurrently with the associated revenue and are allocated to the various products and services in the bundled offering based on their relative selling prices.

Discounts and cash incentives offered by TDS Telecom that are given directly to customers are recorded in the financial statements as a reduction of Operating revenues.

TDS Telecom earns Wholesale revenues in its Wireline segment as a result of its participation in revenue pools with other telephone companies for interstate revenue and for certain intrastate revenue. Such pools are funded by long distance revenue and/or access charges within state jurisdictions and by access charges in the interstate jurisdiction. Wholesale revenues earned through the various pooling

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

processes are recorded based on estimates following the National Exchange Carrier Association's rules as approved by the FCC.

Amounts Collected from Customers and Remitted to Governmental Authorities

TDS records amounts collected from customers and remitted to governmental authorities net within a tax liability account if the tax is assessed upon the customer and TDS merely acts as an agent in collecting the tax on behalf of the imposing governmental authority. If the tax is assessed upon TDS, then amounts collected from customers as recovery of the tax are recorded in Operating revenues and amounts remitted to governmental authorities are recorded in Selling, general and administrative expenses in the Consolidated Statement of Operations. The amounts recorded gross in revenues that are billed to customers and remitted to governmental authorities totaled $131.0 million, $152.4 million and $141.3 million for 2013, 2012 and 2011, respectively.

Advertising Costs

TDS expenses advertising costs as incurred. Advertising costs totaled $212.8 million, $240.9 million and $267.7 million in 2013, 2012 and 2011, respectively.

Income Taxes

TDS files a consolidated federal income tax return. Deferred taxes are computed using the liability method, whereby deferred tax assets are recognized for future deductible temporary differences and operating loss carryforwards, and deferred tax liabilities are recognized for future taxable temporary differences. Both deferred tax assets and liabilities are measured using the tax rates anticipated to be in effect when the temporary differences reverse. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. TDS evaluates income tax uncertainties, assesses the probability of the ultimate settlement with the applicable taxing authority and records an amount based on that assessment.

Stock-Based Compensation

TDS has established long-term incentive plans, dividend reinvestment plans, a Non-Employee Director compensation plan, and previously had an employee stock purchase plan before this was terminated in the fourth quarter of 2011. See Note 16—Stock-based Compensation for additional information. The dividend reinvestment plan of TDS is not considered a compensatory plan and, therefore, recognition of compensation costs for grants made under this plan is not required. All other plans are considered compensatory plans; therefore, recognition of compensation costs for grants made under these plans is required.

TDS values its share-based payment transactions using a Black-Scholes valuation model. Stock-based compensation cost recognized during the period is based on the portion of the share-based payment awards that are ultimately expected to vest. Accordingly, stock-based compensation cost recognized has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Pre-vesting forfeitures and expected life are estimated based on historical experience related to similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior. TDS believes that its historical experience provides the best estimates of future

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

pre-vesting forfeitures and future expected life. The expected volatility assumption is based on the historical volatility of TDS' common stock over a period commensurate with the expected life. The dividend yield assumption is equal to the dividends declared in the most recent year as a percentage of the share price on the date of grant. The risk-free interest rate assumption is determined using the U.S. Treasury Yield Curve Rate with a term length that approximates the expected life of the stock options.

Beginning with grants in 2013, newly granted TDS stock option awards cliff vest in three years. TDS stock option awards granted prior to 2013 and U.S. Cellular stock option awards vest on an annual basis in three separate tranches. Compensation cost is recognized on a straight-line basis over the requisite service period, which was generally the vesting period, for each separate vesting portion of the awards as if the awards were, in-substance, multiple awards (graded vesting attribution method).

Operating Leases

TDS is a party to various lease agreements for office space, retail stores, cell sites, certain telecommunication and data center facilities and equipment that are accounted for as operating leases. Certain leases have renewal options and/or fixed rental increases. Renewal options that are reasonably assured of exercise are included in determining the lease term. TDS accounts for certain operating leases that contain rent abatements, lease incentives and/or fixed rental increases by recognizing lease revenue and expense on a straight-line basis over the lease term.

Recently Issued Accounting Pronouncements

On July 18, 2013, the FASB issued Accounting Standards Update 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryfoward, a Similar Tax Loss, or a Tax Credit Carryforward Exists ("ASU 2013-11"). ASU 2013-11 addresses the presentation of an unrecognized tax benefit when a net operating loss carryforward or tax credit carryforward exists. In such event, an unrecognized tax benefit, or portion of an unrecognized tax benefit, would be presented in the Consolidated Balance Sheet as a reduction to deferred tax assets unless the net operating loss carryforward or tax credit carryforward at the reporting date is not available under the tax law of the applicable jurisdiction. TDS is required to adopt the provisions of ASU 2013-11 effective January 1, 2014. The adoption of ASU 2013-11 is not expected to have a significant impact on TDS' financial position or results of operations.

NOTE 2    FAIR VALUE MEASUREMENTS

As of December 31, 2013 and 2012, TDS did not have any financial assets or liabilities that were required to be recorded at fair value in its Consolidated Balance Sheet in accordance with GAAP.

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 2    FAIR VALUE MEASUREMENTS (Continued)

However, TDS has applied the provisions of fair value accounting for purposes of computing the fair value of financial instruments for disclosure purposes as displayed below.

		December 31, 2013		December 31, 2012
	Level within the Fair Value Hierarchy
		Book Value	Fair Value	Book Value	Fair Value
(Dollars in thousands)
Cash and cash equivalents	1	$830,014	$830,014	$740,481	$740,481
Short-term investments
U.S. Treasury Notes	1	50,104	50,104	115,700	115,700
Long-term investments
U.S. Treasury Notes	1	—	—	50,305	50,339
Long-term debt
Retail	1	1,178,250	1,048,010	1,178,250	1,238,204
Institutional and other	2	537,454	512,635	538,657	589,435

Short-term investments are designated as held-to-maturity investments and recorded at amortized cost in the Consolidated Balance Sheet. Long-term debt excludes capital lease obligations and the current portion of Long-term debt.

The fair values of Cash and cash equivalents and Short-term investments approximate their book values due to the short-term nature of these financial instruments. The fair values of Long-term investments were estimated using quoted market prices for the individual issuances. The fair value of "Retail" Long-term debt was estimated using market prices for TDS' 7.0% Senior Notes, 6.875% Senior Notes, 6.625% Senior Notes and 5.875% Senior Notes, and U.S. Cellular's 6.95% Senior Notes. TDS' institutional debt includes U.S. Cellular's 6.7% Senior Notes which are traded over the counter. TDS estimated the fair value of its institutional and other debt through a discounted cash flow analysis using the interest rates or estimated yield to maturity for each borrowing, which ranged from 0.00% to 7.35% at December 31, 2013 and 0.00% to 6.09% at December 31, 2012.

As of December 31, 2013 and 2012, TDS did not have nonfinancial assets or liabilities that required the application of fair value accounting for purposes of reporting such amounts in the Consolidated Balance Sheet.

NOTE 3    INCOME TAXES

TDS' income taxes balances at December 31, 2013 and 2012 were as follows:

December 31,	2013	2012
(Dollars in thousands)
Federal income taxes (payable)	$(20,288)	$(5,455)
State income taxes receivable	2,397	9,625

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 3    INCOME TAXES (Continued)

Income tax expense (benefit) is summarized as follows:

Year Ended December 31,	2013	2012	2011
(Dollars in thousands)
Current
Federal	$181,579	$9,705	$(94,627)
State	11,614	5,092	5,583
Deferred
Federal	(65,970)	61,113	214,722
State	(1,180)	(2,328)	(12,175)

	$126,043	$73,582	$113,503

A reconciliation of TDS' income tax expense computed at the statutory rate to the reported income tax expense, and the statutory federal income tax expense rate to TDS' effective income tax expense rate is as follows:

Year Ended December 31,	2013		2012		2011
	Amount	Rate	Amount	Rate	Amount	Rate
(Dollars in millions)
Statutory federal income tax expense and rate	$102.5	35.0%	$68.7	35.0%	$127.3	35.0%
State income taxes, net of federal benefit(1)	10.5	3.6	8.4	4.2	(20.9)	(5.7)
Effect of noncontrolling interests	(1.0)	(0.4)	—	—	(3.0)	(0.8)
Gains (losses) on investments and sale of assets(2)	14.9	5.1	—	—	—	—
Correction of deferred taxes(3)	—	—	(6.1)	(3.1)	6.0	1.6
Other differences, net	(0.9)	(0.3)	2.6	1.4	4.1	1.1

Total income tax expense and rate	$126.0	43.0%	$73.6	37.5%	$113.5	31.2%

(1)
Net state income taxes include changes in the valuation allowance. The 2011 benefit primarily relates to the ability to utilize net operating losses as a result of state income tax law changes. In addition, state tax benefits related to the settlement of state tax audits and the expiration of statutes of limitations are included in 2013, 2012 and 2011.

(2)
Represents 2013 tax expense related to the NY1 & NY2 Deconsolidation and the Divestiture Transaction.

(3)
TDS recorded immaterial adjustments to correct deferred tax balances in 2012 and 2011 related to tax basis and law changes that related to periods prior to 2012 and 2011, respectively.

TDS' current Net deferred income tax asset totaled $106.1 million and $43.4 million at December 31, 2013 and 2012, respectively, and primarily represents the deferred tax effects of the deferred revenue for the loyalty reward points, the allowance for doubtful accounts on customer receivables, and accrued liabilities.

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 3    INCOME TAXES (Continued)

TDS' noncurrent deferred income tax assets and liabilities at December 31, 2013 and 2012 and the temporary differences that gave rise to them were as follows:

December 31,	2013	2012
(Dollars in thousands)
Noncurrent deferred tax assets
Net operating loss ("NOL") carryforwards	$121,651	$121,111
Stock-based compensation	50,563	53,330
Compensation and benefits—other	12,681	32,484
Deferred rent	20,500	16,862
Other	32,444	32,654

	237,839	256,441
Less valuation allowance	(70,609)	(69,108)

Total noncurrent deferred tax assets	167,230	187,333

Noncurrent deferred tax liabilities
Property, plant and equipment	637,090	666,201
Licenses/intangibles	251,578	250,860
Partnership investments	136,581	127,331
Other	4,956	5,521

Total noncurrent deferred tax liabilities	1,030,205	1,049,913

Net noncurrent deferred income tax liability	$862,975	$862,580

At December 31, 2013, TDS and certain subsidiaries had $1,951.4 million of state NOL carryforwards (generating a $100.7 million deferred tax asset) available to offset future taxable income. The state NOL carryforwards expire between 2014 and 2033. Certain subsidiaries had federal NOL carryforwards (generating a $21.0 million deferred tax asset) available to offset their future taxable income. The federal NOL carryforwards expire between 2018 and 2033. A valuation allowance was established for certain state NOL carryforwards and federal NOL carryforwards since it is more likely than not that a portion of such carryforwards will expire before they can be used.

A summary of TDS' deferred tax asset valuation allowance is as follows:

	2013	2012	2011
(Dollars in thousands)
Balance at January 1,	$70,502	$49,686	$71,014
Charged to income tax expense	1,954	5,268	(28,511)
Charged to other accounts	6,608	15,548	7,183

Balance at December 31,	$79,064	$70,502	$49,686

As of December 31, 2013, the valuation allowance reduced current deferred tax assets by $8.5 million and noncurrent deferred tax assets by $70.6 million.

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 3    INCOME TAXES (Continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2013	2012	2011
(Dollars in thousands)
Unrecognized tax benefits balance at January 1,	$28,420	$28,841	$34,002
Additions for tax positions of current year	6,388	7,027	4,369
Additions for tax positions of prior years	1,858	1,673	171
Reductions for tax positions of prior years	(467)	(7)	(1,973)
Reductions for settlements of tax positions	(1,337)	(21)	(976)
Reductions for lapses in statutes of limitations	(4,472)	(9,093)	(6,752)

Unrecognized tax benefits balance at December 31,	$30,390	$28,420	$28,841

Unrecognized tax benefits are included in Accrued taxes and Other deferred liabilities and credits in the Consolidated Balance Sheet. If these benefits were recognized, they would have reduced income tax expense in 2013, 2012 and 2011 by $19.8 million, $18.6 million and $18.2 million, respectively, net of the federal benefit from state income taxes. As of December 31, 2013, TDS does not expect unrecognized tax benefits to change significantly in the next twelve months.

TDS recognizes accrued interest and penalties related to unrecognized tax benefits in Income tax expense. The amounts charged to Income tax expense related to interest and penalties resulted in an expense of $0.7 million in 2013, and a benefit of $1.5 million and $2.5 million in 2012 and 2011, respectively. Net accrued interest and penalties were $12.4 million and $13.2 million at December 31, 2013 and 2012, respectively.

TDS and its subsidiaries file federal and state income tax returns. TDS remains subject to federal income tax audits for the tax years after 2011. With only a few exceptions, TDS is no longer subject to state income tax audits for years prior to 2009.

NOTE 4    EARNINGS PER SHARE

Basic earnings per share attributable to TDS shareholders is computed by dividing Net income available to common shareholders of TDS by the weighted average number of common shares outstanding during the period. Diluted earnings per share attributable to TDS shareholders is computed by dividing Net income available to common shareholders of TDS by the weighted average number of common shares outstanding during the period adjusted to include the effects of potentially dilutive securities. Potentially dilutive securities primarily include incremental shares issuable upon exercise of outstanding stock options and the vesting of restricted stock units.

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 4    EARNINGS PER SHARE (Continued)

The amounts used in computing earnings per common share and the effects of potentially dilutive securities on the weighted average number of common shares were as follows:

Year Ended December 31,	2013	2012	2011
(Dollars and shares in thousands, except earnings per share)
Basic earnings per share attributable to TDS shareholders:
Net income available to common shareholders of TDS used in basic earnings per share	$141,878	$81,811	$200,516
Adjustments to compute diluted earnings:
Noncontrolling interest adjustment	(1,058)	(640)	(989)
Preferred dividend adjustment	49	—	49

Net income attributable to common shareholders of TDS used in diluted earnings per share	$140,869	$81,171	$199,576

Weighted average number of shares used in basic earnings per share
Common Shares	101,339	101,532	101,471
Series A Common Shares	7,151	7,139	7,091

Total	108,490	108,671	108,562
Effects of dilutive securities:
Stock options	209	11	262
Restricted stock units	375	255	214
Preferred shares	58	—	60

Weighted average number of shares used in diluted earnings per share	109,132	108,937	109,098

Basic earnings per share attributable to TDS shareholders	$1.31	$0.75	$1.85

Diluted earnings per share attributable to TDS shareholders	$1.29	$0.75	$1.83

On June 25, 2013, U.S. Cellular paid a special cash dividend of $5.75 per share, for an aggregate amount of $482.3 million, to all holders of U.S. Cellular Common Shares and Series A Common Shares as of June 11, 2013. Outstanding U.S. Cellular stock options and restricted stock unit awards were equitably adjusted for the special cash dividend. The impact of such adjustments on the earnings per share calculation was fully reflected for all years presented.

Certain Common Shares issuable upon the exercise of stock options, vesting of restricted stock units or conversion of convertible preferred shares were not included in average diluted shares outstanding for the calculation of Diluted earnings per share because their effects were antidilutive. The number of such Common Shares excluded is shown in the table below.

Year Ended December 31,	2013	2012	2011
(Shares in thousands)
Stock options	7,120	8,130	3,785
Restricted stock units	171	154	141
Preferred shares	—	57	—

NOTE 5    ACQUISITIONS, DIVESTITURES AND EXCHANGES

TDS assesses its business interests on an ongoing basis with a goal of improving the competitiveness of its operations and maximizing its long-term return on investment. As part of this strategy, TDS reviews attractive opportunities to acquire additional wireless operating markets and wireless spectrum; and

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 5    ACQUISITIONS, DIVESTITURES AND EXCHANGES (Continued)

telecommunications, cable, HMS or other possible businesses. In addition, TDS may seek to divest outright or include in exchanges for other interests those interests that are not strategic to its long-term success.

Acquisitions did not have a material impact on TDS' consolidated financial statements for the periods presented and pro forma results, assuming acquisitions had occurred at the beginning of each period presented, would not be materially different from the results reported.

Divestiture Transaction

On November 6, 2012, U.S. Cellular entered into a Purchase and Sale Agreement with subsidiaries of Sprint Corp., fka Sprint Nextel Corporation ("Sprint"). Pursuant to the Purchase and Sale Agreement, on May 16, 2013, U.S. Cellular transferred customers and certain PCS license spectrum to Sprint in U.S. Cellular's Chicago, central Illinois, St. Louis and certain Indiana/Michigan/Ohio markets ("Divestiture Markets") in consideration for $480 million in cash. The Purchase and Sale Agreement also contemplated certain other agreements, together with the Purchase and Sale Agreement collectively referred to as the "Divestiture Transaction."

U.S. Cellular retained other assets and liabilities related to the Divestiture Markets, including network assets, retail stores and related equipment, and other buildings and facilities. The transaction did not affect spectrum licenses held by U.S. Cellular or variable interest entities ("VIEs") that were not used in the operations of the Divestiture Markets. Pursuant to the Purchase and Sale Agreement, U.S. Cellular and Sprint also entered into certain other agreements, including customer and network transition services agreements, which require U.S. Cellular to provide customer, billing and network services to Sprint for a period of up to 24 months after the May 16, 2013 closing date. Sprint will reimburse U.S. Cellular for providing such services at an amount equal to U.S. Cellular's estimated costs, including applicable overhead allocations. In addition, these agreements require Sprint to reimburse U.S. Cellular up to $200 million (the "Sprint Cost Reimbursement") for certain network decommissioning costs, network site lease rent and termination costs, network access termination costs, and employee termination benefits for specified engineering employees. It is estimated that up to $175 million of the Sprint Cost Reimbursement will be recorded in (Gain) loss on sale of business and other exit costs, net and up to $25 million of the Sprint Cost Reimbursement will be recorded in Cost of services and products in the Consolidated Statement of Operations. For the year ended December 31, 2013, $10.6 million of the Sprint Cost Reimbursement had been received and recorded in Cash received from divestitures in the Consolidated Statement of Cash Flows.

Financial impacts of the Divestiture Transaction are classified in the Consolidated Statement of Operations within Operating income. The table below describes the amounts TDS has recognized and expects to recognize in the Consolidated Statement of Operations between the date the Purchase and Sale Agreement was signed and the end of the transition services period.

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 5    ACQUISITIONS, DIVESTITURES AND EXCHANGES (Continued)

(Dollars in thousands)	Expected Period of Recognition	Projected Range		Cumulative Amount Recognized as of December 31, 2013	Actual Amount Recognized Year Ended December 31, 2013	Actual Amount Recognized Three Months Ended December 31, 2013	Actual Amount Recognized Three Months and Year Ended December 31, 2012
(Gain) loss on sale of business and other exit costs, net
Proceeds from Sprint
Purchase price	2013	$(480,000)	$(480,000)	$(480,000)	$(480,000)	$—	$—
Sprint Cost Reimbursement	2013-2014	(120,000)	(175,000)	(47,641)	(47,641)	(43,420)	—
Net assets transferred	2013	160,073	160,073	160,073	160,073	—	—
Non-cash charges for the write-off and write-down of property under construction and related assets	2012-2014	10,000	14,000	10,675	3	(51)	10,672
Employee related costs including severance, retention and outplacement	2012-2014	12,000	18,000	14,262	1,653	(809)	12,609
Contract termination costs	2012-2014	110,000	160,000	59,584	59,525	40,744	59
Transaction costs	2012-2014	5,000	6,000	5,565	4,428	347	1,137

Total (Gain) loss on sale of business and other exit costs, net		$(302,927)	$(296,927)	$(277,482)	$(301,959)	$(3,189)	$24,477

Depreciation, amortization and accretion expense
Incremental depreciation, amortization and accretion, net of salvage values	2012-2014	200,000	225,000	198,571	178,513	44,513	20,058

(Increase) decrease in Operating income		$(102,927)	$(71,927)	$(78,911)	$(123,446)	$41,324	$44,535

Incremental depreciation, amortization and accretion, net of salvage values represents anticipated amounts to be recorded in the specified time periods as a result of a change in estimate for the remaining useful life and salvage value of certain assets and a change in estimate which accelerated the settlement dates of certain asset retirement obligations in conjunction with the Divestiture Transaction. Specifically, for the years indicated, this is estimated depreciation, amortization and accretion recorded on assets and liabilities of the Divestiture Markets after the November 6, 2012 transaction date less depreciation, amortization and accretion that would have been recorded on such assets and liabilities in the normal course, absent the Divestiture Transaction.

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 5    ACQUISITIONS, DIVESTITURES AND EXCHANGES (Continued)

As a result of the transaction, TDS recognized the following amounts in the Consolidated Balance Sheet:

		Year Ended December 31, 2013
(Dollars in thousands)	Balance December 31, 2012	Costs Incurred	Cash Settlements(1)	Adjustments(2)	Balance December 31, 2013
Accrued compensation
Employee related costs including severance, retention, outplacement	$12,305	$6,853	$(11,905)	$(5,200)	$2,053
Other current liabilities
Contract termination costs	$30	$22,675	$(8,713)	$—	$13,992
Other deferred liabilities and credits
Contract termination costs	$—	$34,283	$(3,434)	$—	$30,849

		Year Ended December 31, 2012
(Dollars in thousands)	Balance November 6, 2012	Costs Incurred	Cash Settlements(1)	Adjustments(2)	Balance December 31, 2012
Accrued compensation
Employee related costs including severance, retention, outplacement	$—	$12,609	$(304)	$—	$12,305
Other current liabilities
Contract termination costs	$—	$59	$(29)	$—	$30

(1)
Cash settlement amounts are included in either the Net income or changes in Other assets and liabilities line items as part of Cash flows from operating activities on the Consolidated Statement of Cash Flows.

(2)
Adjustment to liability represents changes to previously accrued amounts.

Other Acquisitions, Divestitures and Exchanges

On October 4, 2013, TDS acquired 100% of the outstanding shares of MSN Communications, Inc. ("MSN") for $43.6 million in cash. MSN is an information technology solutions provider whose service offerings complement the HMS portfolio of products. MSN is included in the HMS segment for reporting purposes.

On October 4, 2013, U.S. Cellular sold the majority of its Mississippi Valley non-operating market license ("unbuilt license") for $308.0 million. At the time of the sale, a $250.6 million gain was recorded in (Gain) loss on license sales and exchanges in the Consolidated Statement of Operations.

On August 14, 2013 U.S. Cellular entered into a definitive agreement to sell the majority of its St. Louis area unbuilt license for $92.3 million. This transaction is subject to regulatory approval and is expected to close in the first quarter of 2014. In accordance with GAAP, the book value of the license has been accounted for and disclosed as "held for sale" in the Consolidated Balance Sheet at December 31, 2013.

On August 1, 2013, TDS Telecom acquired substantially all of the assets of Baja for $264.1 million in cash. Baja is a cable company that operates in markets primarily in Colorado, New Mexico, Texas, and Utah and offers video, broadband and voice services, which complement the TDS Telecom portfolio of products. Baja is included in the Cable segment for reporting purposes.

On November 20, 2012, U.S. Cellular acquired seven 700 MHz licenses covering portions of Illinois, Michigan, Minnesota, Missouri, Nebraska, Oregon, Washington and Wisconsin for $57.7 million.

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 5    ACQUISITIONS, DIVESTITURES AND EXCHANGES (Continued)

On August 15, 2012, U.S. Cellular acquired four 700 MHz licenses covering portions of Iowa, Kansas, Missouri, Nebraska and Oklahoma for $34.0 million.

On June 11, 2012, TDS paid $46.1 million in cash to purchase 100% of the outstanding shares of Vital Support Systems, LLC ("Vital"). Vital is an information technology solutions provider whose service offerings complement the HMS portfolio of products. Vital is included in the HMS segment for reporting purposes.

On March 14, 2012, U.S. Cellular sold the majority of the assets and liabilities of a wireless market for $49.8 million in cash. At the time of the sale, a $4.2 million gain was recorded in (Gain) loss on sale of business and other exit costs, net in the Consolidated Statement of Operations. On May 9, 2011, pursuant to certain required terms of the partnership agreement, U.S. Cellular paid $24.6 million in cash to purchase the remaining ownership interest in this wireless market in which it previously held a 49% noncontrolling interest. In connection with the acquisition of the remaining interest, a $13.4 million gain was recorded to adjust the carrying value of this 49% investment to its fair value of $25.7 million based on an income approach valuation method. The gain was recorded in Gain (loss) on investments in the Consolidated Statement of Operations in 2011.

On September 30, 2011, U.S. Cellular completed an exchange whereby U.S. Cellular received eighteen 700 MHz spectrum licenses covering portions of Idaho, Illinois, Indiana, Kansas, Nebraska, Oregon and Washington in exchange for two PCS spectrum licenses covering portions of Illinois and Indiana. The exchange of licenses provided U.S. Cellular with additional spectrum to meet anticipated future capacity and coverage requirements in several of its markets. No cash, customers, network assets, other assets or liabilities were included in the exchange. As a result of this transaction, TDS recognized a gain of $11.8 million, representing the difference between the fair value of the licenses received, calculated using a market approach valuation method, and the carrying value of the licenses surrendered. This gain was recorded in (Gain) loss on license sales and exchanges in the Consolidated Statement of Operations for the year ended December 31, 2011.

On September 23, 2011, pursuant to a plan of reorganization in the United States Bankruptcy Court for the Western District of Wisconsin, TDS acquired 63% of Airadigm and a note for $15.5 million in satisfaction of loans made by TDS to Airadigm and interests in Airadigm acquired by TDS from third-parties. Airadigm is a Wisconsin-based wireless service provider. The noncontrolling interest was valued at $0.4 million based on an income approach valuation method. TDS recognized a gain of $12.7 million as a result of the transaction which was recorded in Gain (loss) on investments in the Consolidated Statement of Operations for year ended December 31, 2011. Pursuant to the plan of reorganization, at the acquisition date Airadigm owed $32.7 million to the FCC. This obligation was paid in September 2011. On March 13, 2013, TDS acquired the remaining 37% ownership interest in Airadigm for $3.5 million. At this time, Airadigm operates independently from U.S. Cellular. Airadigm's financial results are included in "Non-Reportable segment" for reporting purposes.

On July 1, 2011, TDS paid $95.9 million in cash to purchase 100% of the outstanding shares of OneNeck IT Services Corporation ("OneNeck IT Services"). OneNeck IT Services is a provider of hosted application management and managed IT hosting services to middle market businesses, which complements the HMS portfolio of products. OneNeck IT Services is included in the HMS segment for reporting purposes.

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 5    ACQUISITIONS, DIVESTITURES AND EXCHANGES (Continued)

TDS' acquisitions in 2013 and 2012 and the allocation of the purchase price for these acquisitions were as follows:

		Allocation of Purchase Price
	Purchase Price(1)	Goodwill(2)	Licenses	Franchise Rights	Intangible Assets Subject to Amortization(3)	Net Tangible Assets/ (Liabilities)
(Dollars in thousands)
2013
U.S. Cellular licenses	$16,540	$—	$16,540	$—	$—	$—
TDS Telecom cable business	264,069	61,712	—	123,668	11,542	67,147
TDS Telecom HMS business	43,557	15,203	—	—	17,183	11,171

Total	$324,166	$76,915	$16,540	$123,668	$28,725	$78,318

2012
U.S. Cellular licenses	$122,690	$—	$122,690	$—	$—	$—
TDS Telecom HMS business	46,126	20,364	—	—	20,300	5,462

Total	$168,816	$20,364	$122,690	$—	$20,300	$5,462

(1)
Cash amounts paid for acquisitions may differ from the purchase price due to cash acquired in the transactions and the timing of cash payments related to the respective transactions.

(2)
The entire amount of Goodwill acquired in 2013 and 2012 was amortizable for income tax purposes.

(3)
At the date of acquisition, the weighted average amortization period for Intangible Assets Subject to Amortization acquired was as follows: 2013: 2.9 years for TDS Telecom cable business and 10 years for TDS Telecom HMS business; 2012: 8.1 years for TDS Telecom HMS business.

At December 31, 2013 and 2012, the following assets and liabilities were classified in the Consolidated Balance Sheet as "Assets held for sale" and "Liabilities held for sale":

	Current Assets	Licenses	Goodwill	Property, Plant and Equipment	Loss on Assets Held for Sale(1)	Total Assets Held for Sale	Liabilities Held for Sale(2)
(Dollars in thousands)
2013
Divestiture of Spectrum Licenses	$—	$16,027	$—	$—	$—	$16,027	$—

2012
Divestiture Transaction	$—	$140,599	$19,474	$—	$—	$160,073	$19,594
Bolingbrook Customer Care Center(3)	—	—	—	4,274	(1,105)	3,169	—

Total	$—	$140,599	$19,474	$4,274	$(1,105)	$163,242	$19,594

(1)
Loss on assets held for sale was recorded in (Gain) loss on sale of business and other exit costs, net in the Consolidated Statement of Operations.

(2)
Liabilities held for sale primarily consisted of Customer deposits and deferred revenues.

(3)
Effective January 1, 2013, U.S. Cellular transferred its Bolingbrook Customer Care Center operations to an existing third party vendor.

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 6    INTANGIBLE ASSETS

Changes in TDS' Licenses, Goodwill and Franchise rights are presented below. See Note 5—Acquisitions, Divestitures and Exchanges for information regarding transactions which affected Licenses, Goodwill and Franchise rights during the periods. Previously under GAAP, TDS accounted for U.S. Cellular's share repurchases as step acquisitions, allocating a portion of the share repurchase value to TDS' Licenses and Goodwill. Consequently, U.S. Cellular's Licenses and Goodwill on a stand-alone basis do not equal the TDS consolidated Licenses and Goodwill related to U.S. Cellular.

Licenses

	U.S. Cellular	Wireline	Non-Reportable Segment	Total
(Dollars in thousands)
Balance December 31, 2012	$1,462,019	$2,800	$15,220	$1,480,039
Acquisitions	16,540	—	—	16,540
Divestitures	(59,419)	—	—	(59,419)
Transferred to Assets held for sale	(16,027)	—	—	(16,027)
NY1 & NY2 Deconsolidation	(592)	—	—	(592)
Other	3,238	—	—	3,238

Balance December 31, 2013	$1,405,759	$2,800	$15,220	$1,423,779

Balance December 31, 2011	$1,475,994	$2,800	$15,220	$1,494,014
Acquisitions	122,690	—	—	122,690
Transferred to Assets held for sale	(140,599)	—	—	(140,599)
Other	3,934	—	—	3,934

Balance December 31, 2012	$1,462,019	$2,800	$15,220	$1,480,039

Goodwill

	U.S. Cellular	Wireline	Cable	HMS	Non- Reportable Segment	Total
(Dollars in thousands)
Assigned value at time of acquisition	$622,681	$449,898	$—	$103,627	$4,317	$1,180,523
Accumulated impairment losses in prior periods	(333,900)	(29,440)	—	—	(515)	(363,855)
Transferred to Assets held for sale	(19,474)	—	—	—	—	(19,474)

Balance December 31, 2012	269,307	420,458	—	103,627	3,802	797,194
Acquisitions	—	—	61,712	15,203	—	76,915
Divestitures	(135)	—	—	—	—	(135)
NY1 & NY2 Deconsolidation	(37,131)	—	—	—	—	(37,131)

Balance December 31, 2013	$232,041	$420,458	$61,712	$118,830	$3,802	$836,843

Assigned value at time of acquisition	$622,681	$450,156	$—	$83,263	$4,317	$1,160,417
Accumulated impairment losses in prior periods	(333,900)	(29,440)	—	—	—	(363,340)

Balance December 31, 2011	288,781	420,716	—	83,263	4,317	797,077
Acquisitions	—	—	—	20,364	—	20,364
Impairment(1)	—	—	—	—	(515)	(515)
Transferred to Assets held for sale	(19,474)	—	—	—	—	(19,474)
Other	—	(258)	—	—	—	(258)

Balance December 31, 2012	$269,307	$420,458	$—	$103,627	$3,802	$797,194

(1)
During the second quarter of 2012, a sustained decrease in TDS' stock price resulted in a triggering event, as defined by GAAP, requiring an interim impairment test of Licenses and Goodwill as of June 30, 2012. Based on this test, TDS concluded that the entire amount of Goodwill related to Airadigm was impaired resulting in an impairment loss of $0.5 million and no impairment of Licenses.

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 6    INTANGIBLE ASSETS (Continued)

During the third quarter of 2013, TDS determined that an interim Goodwill impairment test was required for TDS Telecom's ILEC and HMS reporting units. The fair value of each reporting unit exceeded its respective carrying value, and accordingly no Goodwill impairment resulted.

Franchise rights

Cable
(Dollars in thousands)
Balance December 31, 2012	$—
Acquisitions	123,668

Balance December 31, 2013	$123,668

NOTE 7    INVESTMENTS IN UNCONSOLIDATED ENTITIES

Investments in unconsolidated entities consist of amounts invested in wireless and wireline entities in which TDS holds a noncontrolling interest. These investments are accounted for using either the equity or cost method as shown in the following table:

December 31,	2013	2012
(Dollars in thousands)
Equity method investments:
Capital contributions, loans, advances and adjustments	$132,629	$21,543
Cumulative share of income	1,186,900	1,050,618
Cumulative share of distributions	(1,033,087)	(907,509)

	286,442	164,652
Cost method investments	15,330	15,269

Total investments in unconsolidated entities	$301,772	$179,921

Equity in earnings of unconsolidated entities totaled $132.7 million, $92.9 million and $82.5 million in 2013, 2012 and 2011, respectively; of those amounts, TDS' investment in the Los Angeles SMSA Limited Partnership ("LA Partnership") contributed $78.4 million, $67.2 million and $55.3 million in 2013, 2012 and 2011, respectively. TDS held a 5.5% ownership interest in the LA Partnership throughout and at the end of each of these years.

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 7    INVESTMENTS IN UNCONSOLIDATED ENTITIES (Continued)

The following tables, which are based on information provided in part by third parties, summarize the combined assets, liabilities and equity, and the combined results of operations of TDS' equity method investments:

December 31,	2013	2012
(Dollars in thousands)
Assets
Current	$520,804	$477,673
Due from affiliates	408,735	298,707
Property and other	2,080,436	1,951,887

	$3,009,975	$2,728,267

Liabilities and Equity
Current liabilities	$355,167	$353,044
Deferred credits	89,198	84,672
Long-term liabilities	31,605	33,856
Long-term capital lease obligations	707	405
Partners' capital and shareholders' equity	2,533,298	2,256,290

	$3,009,975	$2,728,267

Year Ended December 31,	2013	2012	2011
(Dollars in thousands)
Results of Operations
Revenues	$6,239,200	$5,825,150	$5,540,220
Operating expenses	4,492,372	4,381,731	4,301,758

Operating income	1,746,828	1,443,419	1,238,462
Other income, net	4,019	7,190	960

Net income	$1,750,847	$1,450,609	$1,239,422

NY1 & NY2 Deconsolidation

U.S. Cellular holds a 60.00% interest in St. Lawrence Seaway RSA Cellular Partnership ("NY1") and a 57.14% interest in New York RSA 2 Cellular Partnership ("NY2") (together with NY1, the "Partnerships"). The remaining interests in the Partnerships are held by Cellco Partnership d/b/a Verizon Wireless ("Verizon Wireless"). The Partnerships are operated by Verizon Wireless under the Verizon Wireless brand. Prior to April 3, 2013, because U.S. Cellular owned a greater than 50% interest in each of these Partnerships and based on U.S. Cellular's rights under the Partnership Agreements, TDS consolidated the financial results of these Partnerships in accordance with GAAP.

On April 3, 2013, U.S. Cellular entered into an agreement relating to the Partnerships. The agreement amends the Partnership Agreements in several ways which provide Verizon Wireless with substantive participating rights that allow Verizon Wireless to make decisions that are in the ordinary course of business of the Partnerships and which are significant to directing and executing the activities of the business. Accordingly, as required by GAAP, TDS deconsolidated the Partnerships effective as of April 3, 2013 and thereafter reported them as equity method investments in its consolidated financial statements ("NY1 & NY2 Deconsolidation"). After the NY1 & NY2 Deconsolidation, TDS retained the same ownership percentages in the Partnerships and will continue to report the same percentages of income from the Partnerships, which will be recorded in Equity in earnings of unconsolidated entities in the Consolidated

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 7    INVESTMENTS IN UNCONSOLIDATED ENTITIES (Continued)

Statement of Operations. In addition to the foregoing described arrangements, TDS and U.S. Cellular have certain other arm's length, ordinary business relationships with Verizon Wireless and its affiliates.

In accordance with GAAP, as a result of the NY1 & NY2 Deconsolidation, TDS' interest in the Partnerships was reflected in Investments in unconsolidated entities at a fair value of $114.8 million as of April 3, 2013. Recording TDS' interest in the Partnerships required allocation of the excess of fair value over book value to customer lists, licenses, a favorable contract and goodwill of the Partnerships. Amortization expense related to customer lists and the favorable contract will be recognized over their respective useful lives and is included in Equity in earnings of unconsolidated entities in the Consolidated Statement of Operations. In addition, TDS recognized a non-cash pre-tax gain of $14.5 million in the second quarter of 2013. The gain was recorded in Gain (loss) on investments in the Consolidated Statement of Operations.

The Partnerships were valued using a discounted cash flow approach and a publicly-traded guideline company method. The discounted cash flow approach uses value drivers and risks specific to the industry and current economic factors and incorporates assumptions that market participants would use in their estimates of fair value and may not be indicative of TDS specific assumptions. The most significant assumptions made in this process were the revenue growth rate (shown as a simple average in the table below), the terminal revenue growth rate, discount rate and capital expenditures. The assumptions were as follows:

Key assumptions
Average expected revenue growth rate (next ten years)	2.0%
Terminal revenue growth rate (after year ten)	2.0%
Discount rate	10.5%
Capital expenditures as a percentage of revenue	14.9-18.8%

The publicly-traded guideline company method develops an indication of fair value by calculating average market pricing multiples for selected publicly-traded companies using multiples of: Revenue and Earnings before Interest, Taxes, and Depreciation and Amortization (EBITDA). The developed multiples were applied to applicable financial measures of the Partnerships to determine fair value. The discounted cash flow approach and publicly-traded guideline company method were weighted to arrive at the total fair value of the Partnerships.

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 8    PROPERTY, PLANT AND EQUIPMENT

U.S. Cellular's Property, plant and equipment in service and under construction, and related accumulated depreciation and amortization, as of December 31, 2013 and 2012 were as follows:

December 31,	Useful Lives (Years)	2013	2012
(Dollars in thousands)
Land	N/A	$36,266	$33,947
Buildings	20	304,272	341,852
Leasehold and land improvements	1-30	1,197,520	1,188,720
Cell site equipment	6-25	3,306,575	3,100,916
Switching equipment	1-8	1,161,976	1,155,114
Office furniture and equipment	3-5	539,248	535,656
Other operating assets and equipment	5-25	92,456	128,290
System development	3-7	962,698	631,184
Work in process	N/A	116,501	362,749

		7,717,512	7,478,428
Accumulated depreciation and amortization		(4,860,992)	(4,455,840)

		$2,856,520	$3,022,588

U.S. Cellular's depreciation and amortization expense totaled $791.1 million, $597.7 million and $565.1 million in 2013, 2012 and 2011, respectively. As a result of the Divestiture Transaction, U.S. Cellular recognized incremental depreciation and amortization in 2012 and 2013. See Note 5—Acquisitions, Divestitures and Exchanges for additional information.

TDS Telecom's (including Wireline, Cable, and HMS) Property, plant and equipment in service and under construction, and related accumulated depreciation, as of December 31, 2013 and 2012 were as follows:

December 31,	Useful Lives (Years)	2013	2012
(Dollars in thousands)
Land	N/A	$12,794	$9,004
Buildings	5-40	148,800	147,177
Cable and wire	15-35	1,523,123	1,445,270
Network electronic equipment	3-12	1,229,941	1,171,461
Office furniture and equipment	5-10	74,507	71,887
Other equipment	5-12	94,438	85,486
System development	3-7	230,416	196,185
Work in process	N/A	88,614	87,043

		3,402,633	3,213,513
Accumulated depreciation and amortization		(2,417,999)	(2,279,325)

		$984,634	$934,188

The provision for certain Wireline companies' depreciation as a percentage of depreciable property was 5.3% in 2013, 5.6% in 2012 and 5.7% in 2011. TDS Telecom's depreciation and amortization expense related to Property, plant and equipment totaled $182.6 million, $177.3 million and $168.2 million in 2013, 2012 and 2011, respectively.

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 8    PROPERTY, PLANT AND EQUIPMENT (Continued)

Corporate and other Property, plant and equipment in service and under construction, and related accumulated depreciation, as of December 31, 2013 and 2012 were as follows:

December 31,	2013	2012
(Dollars in thousands)
Property, plant and equipment	$119,659	$116,558
Accumulated depreciation and amortization	(82,669)	(76,068)

Total	$36,990	$40,490

Corporate and other fixed assets consist of assets at the TDS corporate offices, Suttle-Straus and Airadigm. Corporate and other depreciation and amortization expense related to Property, plant and equipment totaled $10.7 million, $10.3 million and $8.3 million in 2013, 2012 and 2011, respectively.

In 2013, 2012 and 2011, (Gain) loss on asset disposals, net included charges of $30.8 million, $19.7 million and $11.0 million, respectively, related to disposals of assets, trade-ins of older assets for replacement assets and other retirements of assets from service in the normal course of business.

NOTE 9    ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations are included in Other deferred liabilities and credits and Other current liabilities in the Consolidated Balance Sheet.

In 2013 and 2012, U.S. Cellular and TDS Telecom performed a review of the assumptions and estimated costs related to asset retirement obligations. The results of the reviews (identified as "Revisions in estimated cash outflows") and other changes in asset retirement obligations during 2013 and 2012, including the Divestiture Transaction, were as follows:

(Dollars in thousands)	U.S. Cellular	TDS Telecom	Other	TDS Consolidated
Balance December 31, 2012	$179,607	$69,969	$4,034	$253,610
Additional liabilities accrued	635	257	—	892
Revisions in estimated cash outflows	6,268	(2,562)	—	3,706
Acquisition of assets	—	3,410	—	3,410
Disposition of assets(1)	(3,534)	(577)	—	(4,111)
Accretion expense(2)	12,592	4,898	241	17,731

Balance December 31, 2013(3)	$195,568	$75,395	$4,275	$275,238

Balance December 31, 2011	$143,402	$65,209	$3,806	$212,417
Additional liabilities accrued	5,578	367	—	5,945
Revisions in estimated cash outflows(4)	22,588	—	—	22,588
Disposition of assets	(2,674)	(298)	—	(2,972)
Accretion expense(2)	10,713	4,691	228	15,632

Balance December 31, 2012	$179,607	$69,969	$4,034	$253,610

(1)
Included $2.0 million of incremental disposition costs related to the Divestiture Transaction in 2013.

(2)
Included $1.1 million and $0.2 million of incremental accretion related to the Divestiture Transaction in 2013 and 2012, respectively.

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 9    ASSET RETIREMENT OBLIGATIONS (Continued)

(3)
In 2013, as a result of the accelerated settlement dates of certain asset retirement obligations related to the Divestiture Transaction, TDS reclassified $37.7 million of its asset retirement obligations from Other deferred liabilities and credits to Other current liabilities.

(4)
Included increases of $14.9 million as a result of changes in expected settlement dates related to the Divestiture Transaction in 2012.

NOTE 10    DEBT

Revolving Credit Facilities

At December 31, 2013, TDS and U.S. Cellular had revolving credit facilities available for general corporate purposes. Amounts under the revolving credit facilities may be borrowed, repaid and reborrowed from time to time until maturity. Neither TDS nor U.S. Cellular borrowed under their current or previous revolving credit facilities in 2013, 2012 or 2011 except for letters of credit.

TDS' and U.S. Cellular's interest cost on their revolving credit facilities is subject to increase if their current credit ratings from nationally recognized credit rating agencies are lowered, and is subject to decrease if the ratings are raised. The credit facilities would not cease to be available nor would the maturity date accelerate solely as a result of a downgrade in TDS' or U.S. Cellular's credit rating. However, a downgrade in TDS' or U.S. Cellular's credit rating could adversely affect their ability to renew the credit facilities or obtain access to other credit facilities in the future.

The maturity date of any borrowings under the TDS and U.S. Cellular revolving credit facilities would accelerate in the event of a change in control.

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 10    DEBT (Continued)

The following table summarizes the terms of such revolving credit facilities as of December 31, 2013:

(Dollars in millions)	TDS	U.S. Cellular
Maximum borrowing capacity	$400.0	$300.0
Letters of credit outstanding(1)	$0.3	$17.6
Amount borrowed	$—	$—
Amount available for use	$399.7	$282.4
Borrowing rate: One-month London Interbank Offered Rate ("LIBOR") plus contractual spread(2)	1.67%	1.67%
LIBOR	0.17%	0.17%
Contractual spread	1.50%	1.50%
Range of commitment fees on amount available for use(3)
Low	0.13%	0.13%
High	0.30%	0.30%
Agreement date	December 2010	December 2010
Maturity date	December 2017	December 2017
Fees incurred attributable to the Revolving Credit Facility are as follows:
Fees incurred as a percent of Maximum borrowing capacity for 2013	0.21%	0.25%
Fees incurred, amount
2013	$0.9	$0.8
2012	$1.3	$1.1
2011	$1.5	$1.2

(1)
In June 2013, U.S. Cellular provided $17.4 million in letters of credit to the FCC in connection with U.S. Cellular's winning bids in Auction 901. See Note 19—Supplemental Cash Flow Disclosures for additional information on Auction 901.

(2)
Borrowings under the revolving credit facility bear interest at LIBOR plus a contractual spread based on TDS' or U.S. Cellular's credit rating or, at TDS' or U.S. Cellular's option, an alternate "Base Rate" as defined in the revolving credit agreement. TDS and U.S. Cellular may select a borrowing period of either one, two, three or six months (or other period of twelve months or less if requested by TDS or U.S. Cellular and approved by the lenders). If TDS or U.S. Cellular provides notice of intent to borrow less than three business days in advance of a borrowing, interest on borrowing is at the Base Rate plus the contractual spread.

(3)
The revolving credit facility has commitment fees based on the unsecured senior debt ratings assigned to TDS and U.S. Cellular by certain ratings agencies.

The continued availability of the revolving credit facilities requires TDS and U.S. Cellular to comply with certain negative and affirmative covenants, maintain certain financial ratios and make representations regarding certain matters at the time of each borrowing. TDS and U.S. Cellular believe they were in compliance as of December 31, 2013 with all covenants and other requirements set forth in the revolving credit facilities.

In connection with U.S. Cellular's revolving credit facility, TDS and U.S. Cellular entered into a subordination agreement dated December 17, 2010 together with the administrative agent for the lenders under U.S. Cellular's revolving credit agreement. Pursuant to this subordination agreement, (a) any consolidated funded indebtedness from U.S. Cellular to TDS will be unsecured and (b) any

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 10    DEBT (Continued)

(i) consolidated funded indebtedness from U.S. Cellular to TDS (other than "refinancing indebtedness" as defined in the subordination agreement) in excess of $105,000,000, and (ii) refinancing indebtedness in excess of $250,000,000, will be subordinated and made junior in right of payment to the prior payment in full of obligations to the lenders under U.S. Cellular's revolving credit agreement. As of December 31, 2013, U.S. Cellular had no outstanding consolidated funded indebtedness or refinancing indebtedness that was subordinated to the revolving credit agreement pursuant to the subordination agreement.

At December 31, 2013, TDS had recorded $6.1 million of issuance costs related to the revolving credit facilities which is included in Other assets and deferred charges in the Consolidated Balance Sheet.

Long-term debt as of December 31, 2013 and 2012 was as follows:

December 31,	Issuance date	Maturity date	Call date	2013	2012
(Dollars in thousands)
TDS:
Unsecured Senior Notes
6.625%	March 2005	March 2045	March 2010	$116,250	$116,250
6.875%	November 2010	November 2059	November 2015	225,000	225,000
7.0%	March 2011	March 2060	March 2016	300,000	300,000
5.875%	November 2012	December 2061	December 2017	195,000	195,000
Purchase contract at 6.0%	October 2001	October 2021		1,097	1,097

Total Parent				837,347	837,347

Subsidiaries:
U.S. Cellular—
Unsecured Senior Notes
6.7%	December 2003 and June 2004	December 2033	December 2003	544,000	544,000
Less: 6.7% Unamortized discount				(11,551)	(11,806)

				532,449	532,194
6.95%	May 2011	May 2060	May 2016	342,000	342,000
Obligation on capital leases				3,749	4,756
TDS Telecom—
Rural Utilities Service ("RUS") and other notes				749	844
Obligation on capital leases				779	—
Non-Reportable Segment—
Long-term notes, 3.7% to 4.8%		Through 2016		4,612	5,663
Obligation on capital leases				35	—

Total Subsidiaries				884,373	885,457

Total long-term debt				$1,721,720	$1,722,804

Long-term debt, current				$1,646	$1,233
Long-term debt, noncurrent				$1,720,074	$1,721,571

TDS may redeem its callable notes and U.S. Cellular may redeem its 6.95% Senior Notes, in whole or in part at any time after the respective call date, at a redemption price equal to 100% of the principal amount redeemed plus accrued and unpaid interest. U.S. Cellular may redeem the 6.7% Senior Notes, in whole or in part, at any time prior to maturity at a redemption price equal to the greater of (a) 100% of the principal amount of such notes, plus accrued and unpaid interest, or (b) the sum of the present

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 10    DEBT (Continued)

values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis at the Treasury Rate plus 30 basis points.

Interest on the notes is payable quarterly on Senior Notes outstanding at December 31, 2013, with the exception of U.S. Cellular's 6.7% note in which interest is payable semi-annually.

Capitalized debt issuance costs for Unsecured Senior Notes totaled $44.3 million and are included in Other assets and deferred charges (a long-term asset account). These costs are amortized over the life of the notes using the effective interest method.

The annual requirements for principal payments on long-term debt are approximately $1.6 million, $1.3 million, $3.1 million, $0.2 million and $0.2 million for the years 2014 through 2018, respectively.

The covenants associated with TDS and its subsidiaries' long-term debt obligations, among other things, restrict TDS' ability, subject to certain exclusions, to incur additional liens, enter into sale and leaseback transactions, and sell, consolidate or merge assets.

TDS' long-term debt indentures do not contain any provisions resulting in acceleration of the maturities of outstanding debt in the event of a change in TDS' credit rating. However, a downgrade in TDS' credit rating could adversely affect its ability to obtain long-term debt financing in the future.

NOTE 11    EMPLOYEE BENEFIT PLANS

Defined Contribution Plans

TDS sponsors a qualified noncontributory defined contribution pension plan. The plan provides benefits for the employees of TDS Corporate, TDS Telecom and U.S. Cellular. Under this plan, pension costs are calculated separately for each participant and are funded annually. Total pension costs were $16.2 million, $18.4 million and $17.5 million in 2013, 2012 and 2011, respectively. In addition, TDS sponsors a defined contribution retirement savings plan ("401(k)") plan. Total costs incurred from TDS' contributions to the 401(k) plan were $24.8 million, $25.0 million and $22.1 million in 2013, 2012 and 2011, respectively.

TDS also sponsors an unfunded nonqualified deferred supplemental executive retirement plan for certain employees to offset the reduction of benefits caused by the limitation on annual employee compensation under the tax laws.

Other Post-Retirement Benefits

TDS sponsors a defined benefit post-retirement plan that provides medical benefits and that covers most of the employees of TDS Corporate, TDS Telecom and the Wireline subsidiaries of TDS Telecom. The plan is contributory, with retiree contributions adjusted annually.

The following amounts are included in Accumulated other comprehensive loss in the Consolidated Balance Sheet before affecting such amounts for income taxes:

December 31,	2013	2012
(Dollars in thousands)
Net prior service costs	$18,833	$22,438
Net actuarial loss	(20,713)	(36,510)

	$(1,880)	$(14,072)

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 11    EMPLOYEE BENEFIT PLANS (Continued)

The estimated net actuarial loss and prior service cost gain for the postretirement benefit plans that will be amortized from Accumulated other comprehensive loss into net periodic benefit cost during 2014 are $2.4 million and $3.6 million, respectively.

The following amounts are included in Comprehensive income in the Consolidated Statement of Comprehensive Income:

Year Ended December 31, 2013	Before-Tax	Deferred Income Tax Benefit (Expense)	Net-of-Tax
(Dollars in thousands)
Net actuarial gains (losses)	$13,345	$(5,086)	$8,259
Amortization of prior service costs	(3,605)	1,374	(2,231)
Amortization of actuarial losses	2,452	(934)	1,518

Total gains (losses) recognized in Comprehensive income	$12,192	$(4,646)	$7,546

Year Ended December 31, 2012	Before-Tax	Deferred Income Tax Benefit (Expense)	Net-of-Tax
(Dollars in thousands)
Net actuarial gains (losses)	$90	$(143)	$(53)
Amortization of prior service costs	(3,735)	5,950	2,215
Amortization of actuarial losses	2,517	(4,010)	(1,493)

Total gains (losses) recognized in Comprehensive income	$(1,128)	$1,797	$669

The following table reconciles the beginning and ending balances of the benefit obligation and the fair value of plan assets for the other post-retirement benefit plans.

December 31,	2013	2012
(Dollars in thousands)
Change in benefit obligation
Benefit obligation at beginning of year	$54,568	$50,113
Service cost	1,348	1,197
Interest cost	2,137	2,297
Actuarial (gain) loss	(9,437)	3,179
Prescription drug subsidy	—	542
Benefits paid	(2,474)	(2,760)

Benefit obligation at end of year	46,142	54,568

Change in plan assets
Fair value of plan assets at beginning of year	45,047	41,267
Actual return (loss) on plan assets	6,973	6,264
Employer contribution	197	276
Benefits paid	(2,474)	(2,760)

Fair value of plan assets at end of year	49,743	45,047

Funded status	$3,601	$(9,521)

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 11    EMPLOYEE BENEFIT PLANS (Continued)

Employee contributions are included with Benefits paid in the table above. The funded status identified above is recorded as a component of Other assets and deferred charges in TDS' Consolidated Balance Sheet as of December 31, 2013 and Other deferred liabilities and credits in TDS' Consolidated Balance Sheet as of December 31, 2012.

The following table sets forth by level within the fair value hierarchy the plans' assets at fair value, as of December 31, 2013 and 2012. See Note 1—Summary of Significant Accounting Policies and Recent Accounting Pronouncements for definitions of the levels in the fair value hierarchy.

December 31, 2013	Level 1	Level 2	Level 3	Total
(Dollars in thousands)
Mutual funds
Bond	$12,697	$—	$—	$12,697
International equity	9,876	—	—	9,876
Money market	1,798	—	—	1,798
US large cap	20,861	—	—	20,861
US small cap	4,500	—	—	4,500
Other	—	11	—	11

Total plan assets at fair value	$49,732	$11	$—	$49,743

December 31, 2012	Level 1	Level 2	Level 3	Total
(Dollars in thousands)
Mutual funds
Bond	$11,285	$—	$—	$11,285
International equity	8,868	—	—	8,868
Money market	1,983	—	—	1,983
US large cap	18,823	—	—	18,823
US small cap	4,074	—	—	4,074
Other	—	14	—	14

Total plan assets at fair value	$45,033	$14	$—	$45,047

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. A financial instrument's level within the fair value hierarchy is not representative of its expected performance or its overall risk profile, and therefore Level 3 assets are not necessarily higher risk than Level 2 assets or Level 1 assets.

Mutual funds are valued based on the closing price reported on the active market on which the individual securities are traded. The investment strategy for each type of mutual fund is identified below:

  Bond—The funds seek to achieve a maximum total return, consistent with preservation of capital and prudent investment management by investing in a wide spectrum of fixed income instruments including bonds, debt securities and other similar instruments issued by government and private-sector entities.

  International equity—The funds seek to provide long-term capital appreciation by investing in the stocks of companies located outside the United States that are considered to have the potential for above-average capital appreciation.

  Money market—The fund seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity by investing in a diversified portfolio of high-quality, dollar-denominated short-term debt securities.

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 11    EMPLOYEE BENEFIT PLANS (Continued)

  US large cap—The funds seek to track the performance of several benchmark indices that measure the investment return of large-capitalization stocks. The funds attempt to replicate the indices by investing substantially all of their assets in the stocks that make up the various indices in approximately the same proportion as the weighting in the indices.

  US small cap—The fund seeks to track the performance of a benchmark index that measures the investment return of small-capitalization stocks. The fund attempts to replicate the index by investing substantially all of its assets in the stocks that make up the index in approximately the same proportion as the weighting in the index.

The following table summarizes how plan assets are invested.

		Allocation of Plan Assets at December 31,
	Target Asset Allocation
Investment Category		2013	2012
U.S. equities	50%	51.0%	50.8%
International equities	20%	19.9%	19.7%
Debt securities	30%	29.1%	29.5%

The post-retirement benefit fund engages multiple asset managers to ensure proper diversification of the investment portfolio within each asset category. The investment objective is to meet or exceed the rate of return of a performance index comprised of 50% Dow Jones U.S. Total Stock Market Index, 20% FTSE All World (excluding U.S.) Stock Index, and 30% Barclays Capital Aggregate Bond Index. The three-year and five-year average rates of return for TDS' post-retirement benefit fund are 10.59% and 14.19%, respectively.

The post-retirement benefit fund does not hold any debt or equity securities issued by TDS, U.S. Cellular or any related parties.

TDS is not required to set aside current funds for its future retiree health and life insurance benefits. The decision to contribute to the plan assets is based upon several factors, including the funded status of the plan, market conditions, alternative investment opportunities, tax benefits and other circumstances. In accordance with applicable income tax regulations, total accumulated contributions to fund the costs of future retiree medical benefits are restricted to an amount not to exceed 25% of the total accumulated contributions to the trust. An additional contribution equal to a reasonable amortization of the past service cost may be made without regard to the 25% limitation. TDS has not determined whether it will make a contribution to the plan in 2014.

Net periodic benefit cost recorded in the Consolidated Statement of Operations includes the following components:

Year Ended December 31,	2013	2012	2011
(Dollars in thousands)
Service cost	$1,348	$1,197	$1,116
Interest cost	2,137	2,297	2,368
Expected return on plan assets	(3,065)	(2,995)	(3,496)
Amortization of prior service costs(1)	(3,605)	(3,735)	(3,815)
Amortization of actuarial losses(2)	2,452	2,517	1,934

Net post-retirement cost	$(733)	$(719)	$(1,893)

(1)
Based on straight-line amortization over the average time remaining before active employees become fully eligible for plan benefits.

(2)
Based on straight-line amortization over the average time remaining before active employees retire.

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 11    EMPLOYEE BENEFIT PLANS (Continued)

The following assumptions were used to determine benefit obligations and net periodic benefit cost:

December 31,	2013	2012
Benefit obligations
Discount rate	5.00%	4.00%
Net periodic benefit cost
Discount rate	4.00%	4.70%
Expected return on plan assets	7.00%	7.50%

The discount rate for 2013 and 2012 was determined using a hypothetical Aa spot yield curve represented by a series of annualized individual spot discount rates from six months to 99 years. The spot rate curve was derived from a direct calculation of the implied forward rate curve based on the included bond cash flows. This yield curve, when populated with projected cash flows that represent the expected timing and amount of TDS plan benefit payments, produces a single effective interest discount rate that is used to measure the plan's liabilities.

The expected rate of return was determined using the target asset allocation for the TDS plan and rate of return expectations for each asset class.

The measurement date for actuarial determination was December 31, 2013. For measurement purposes, the annual rate of increase in the per capita cost of covered health care benefits was assumed for 2013 to be 7.5% for plan participants aged 65 and above, and 7.9% for participants under age 65. For all participants the 2013 annual rate of increase is expected to decrease to 5.0% by 2021. The 2012 expected rate of increase was 7.3% for plan participants aged 65 and above, and 8.1% for participants under age 65, decreasing to 5.0% for all participants by 2020.

A 1% increase or decrease in assumed health care cost trend rates would have the following effects as of and for the year ended December 31, 2013:

	One Percent
	Increase	Decrease
(Dollars in thousands)
Effect on total service and interest cost components	$18	$(17)
Effect on post-retirement benefit obligation	$301	$(281)

The following estimated future benefit payments, which reflect expected future service, are expected to be paid:

Year	Estimated Future Post-Retirement Benefit Payments
(Dollars in thousands)
2014	$2,082
2015	2,059
2016	2,143
2017	2,117
2018	2,138
2019-2023	13,294

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 12    COMMITMENTS AND CONTINGENCIES

Agreements

As previously disclosed, on August 17, 2010, U.S. Cellular and Amdocs Software Systems Limited ("Amdocs") entered into a Software License and Maintenance Agreement ("SLMA") and a Master Service Agreement ("MSA") (collectively, the "Amdocs Agreements") to develop a Billing and Operational Support System ("B/OSS"). In July 2013, U.S. Cellular implemented B/OSS, pursuant to an updated Statement of Work dated June 29, 2012. Total payments to Amdocs related to this implementation are estimated to be approximately $183.9 million (subject to certain potential adjustments) over the period from commencement of the SLMA through the first half of 2014. As of December 31, 2013, $136.8 million had been paid to Amdocs.

Lease Commitments

TDS and its subsidiaries have leases for certain plant facilities, office space, retail store sites, cell sites, data centers and data-processing equipment which are accounted for as operating leases. Certain leases have renewal options and/or fixed rental increases. Renewal options that are reasonably assured of exercise are included in determining the lease term. Any rent abatements or lease incentives, in addition to fixed rental increases, are included in the calculation of rent expense and calculated on a straight-line basis over the defined lease term.

As of December 31, 2013, future minimum rental payments required under operating leases and rental receipts expected under operating leases that have noncancellable lease terms in excess of one year were as follows:

	Operating Leases Future Minimum Rental Payments	Operating Leases Future Minimum Rental Receipts
(Dollars in thousands)
2014	$175,140	$45,911
2015	153,338	36,536
2016	131,670	25,993
2017	109,733	17,083
2018	91,275	6,478
Thereafter	849,015	227

Total	$1,510,171	$132,228

For 2013, 2012 and 2011, rent expense for noncancellable long-term leases was $187.8 million, $204.1 million and $187.4 million, respectively; and rent expense under cancellable short-term leases was $15.4 million, $10.4 million and $9.0 million, respectively.

Rent revenue totaled $45.7 million, $41.6 million and $39.2 million in 2013, 2012 and 2011, respectively.

Indemnifications

TDS enters into agreements in the normal course of business that provide for indemnification of counterparties. The terms of the indemnifications vary by agreement. The events or circumstances that would require TDS to perform under these indemnities are transaction specific; however, these agreements may require TDS to indemnify the counterparty for costs and losses incurred from litigation or claims arising from the underlying transaction. TDS is unable to estimate the maximum potential liability for these types of indemnifications as the amounts are dependent on the outcome of future events, the nature and likelihood of which cannot be determined at this time. Historically, TDS has not made any significant indemnification payments under such agreements.

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 12    COMMITMENTS AND CONTINGENCIES (Continued)

Legal Proceedings

TDS is involved or may be involved from time to time in legal proceedings before the FCC, other regulatory authorities, and/or various state and federal courts. If TDS believes that a loss arising from such legal proceedings is probable and can be reasonably estimated, an amount is accrued in the financial statements for the estimated loss. If only a range of loss can be determined, the best estimate within that range is accrued; if none of the estimates within that range is better than another, the low end of the range is accrued. The assessment of the expected outcomes of legal proceedings is a highly subjective process that requires judgments about future events. The legal proceedings are reviewed at least quarterly to determine the adequacy of accruals and related financial statement disclosures. The ultimate outcomes of legal proceedings could differ materially from amounts accrued in the financial statements.

TDS has accrued $0.3 million and $1.7 million with respect to legal proceedings and unasserted claims as of December 31, 2013 and 2012, respectively. TDS has not accrued any amount for legal proceedings if it cannot estimate the amount of the possible loss or range of loss. TDS does not believe that the amount of any contingent loss in excess of the amounts accrued would be material.

Apple iPhone Products Purchase Commitment

In March 2013, U.S. Cellular entered into an agreement with Apple to purchase certain minimum quantities of Apple iPhone products over a three-year period beginning in November 2013. Based on current forecasts, TDS estimates that the remaining contractual purchase commitment as of December 31, 2013 is approximately $950 million. At this time, TDS expects to meet its contractual commitment with Apple.

NOTE 13    VARIABLE INTEREST ENTITIES (VIEs)

TDS consolidates variable interest entities in which it has a controlling financial interest and is the primary beneficiary. A controlling financial interest will have both of the following characteristics: (a) the power to direct the VIE activities that most significantly impact economic performance and (b) the obligation to absorb the VIE losses and right to receive benefits that are significant to the VIE. TDS reviews these criteria initially at the time it enters into agreements and subsequently when reconsideration events occur.

Consolidated VIEs

As of December 31, 2013, TDS holds a variable interest in and consolidates the following VIEs under GAAP:

•
Aquinas Wireless L.P. ("Aquinas Wireless"); and

•
King Street Wireless L.P. ("King Street Wireless") and King Street Wireless, Inc., the general partner of King Street Wireless.

The power to direct the activities that most significantly impact the economic performance of Aquinas Wireless and King Street Wireless (collectively, the "limited partnerships") is shared. Specifically, the general partner of these VIEs has the exclusive right to manage, operate and control the limited partnerships and make all decisions to carry on the business of the partnerships; however, the general partner of each partnership needs consent of the limited partner, a TDS subsidiary, to sell or lease certain licenses, to make certain large expenditures, admit other partners or liquidate the limited partnerships. Although the power to direct the activities of the VIEs is shared, TDS has a disproportionate level of exposure to the variability associated with the economic performance of the VIEs, indicating that

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 13    VARIABLE INTEREST ENTITIES (VIEs) (Continued)

TDS is the primary beneficiary of the VIEs in accordance with GAAP. Accordingly, these VIEs are consolidated.

On March 13, 2013, TDS acquired the remaining 37% ownership interest in Airadigm Communications, Inc. ("Airadigm") that it did not own for $3.5 million in cash. Prior to this acquisition, TDS consolidated Airadigm as a VIE. Subsequent to the acquisition date, Airadigm ceased to be a VIE but continues to be consolidated based on TDS' controlling financial interest in the entity.

The following table presents the classification of the consolidated VIEs' assets and liabilities in TDS' Consolidated Balance Sheet.

December 31,	2013	2012
(Dollars in thousands)
Assets
Cash and cash equivalents	$2,076	$7,028
Other current assets	1,184	3,267
Licenses and other intangible assets	310,475	325,707
Property, plant and equipment, net	18,600	31,544
Other assets and deferred charges	511	3,026

Total assets	$332,846	$370,572

Liabilities
Current liabilities	$46	$9,985
Deferred liabilities and credits	3,139	6,213

Total liabilities	$3,185	$16,198

Other Related Matters

Aquinas Wireless and King Street Wireless were formed to participate in FCC auctions of wireless spectrum and to fund, establish, and provide wireless service with respect to any FCC licenses won in the auctions. As such, these entities have risks similar to those described in the "Risk Factors" in TDS' Annual Report on Form 10-K.

TDS may agree to make additional capital contributions and/or advances to Aquinas Wireless and King Street Wireless and/or to their general partners to provide additional funding for the development of licenses granted in various auctions. TDS may finance such amounts with a combination of cash on hand, borrowings under its revolving credit agreement and/or long-term debt. There is no assurance that TDS will be able to obtain additional financing on commercially reasonable terms or at all to provide such financial support.

The limited partnership agreements of Aquinas Wireless and King Street Wireless also provide the general partner with a put option whereby the general partner may require the limited partner, a subsidiary of U.S. Cellular, to purchase its interest in the limited partnership. The general partner's put options related to its interests in King Street Wireless and Aquinas Wireless will become exercisable in 2019 and 2020, respectively. The put option price is determined pursuant to a formula that takes into consideration fixed interest rates and the market value of U.S. Cellular's Common Shares. Upon exercise of the put option, the general partner is required to repay borrowings due to U.S. Cellular. If the general partner does not elect to exercise its put option, the general partner may trigger an appraisal process in which the limited partner (a subsidiary of U.S. Cellular) may have the right, but not the obligation, to purchase the general partner's interest in the limited partnership at a price and on other terms and conditions specified in the limited partnership agreement. In accordance with requirements under GAAP,

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 13    VARIABLE INTEREST ENTITIES (VIEs) (Continued)

TDS is required to calculate a theoretical redemption value for all of the put options assuming they are exercisable at the end of each reporting period, even though such exercise is not contractually permitted. Pursuant to GAAP, this theoretical redemption value, net of amounts payable to U.S. Cellular for loans and accrued interest thereon made by U.S. Cellular to the general partners the ("net put value"), was $0.5 million at December 31, 2013 and 2012, respectively. The net put value is recorded as Noncontrolling interests with redemption features in TDS' Consolidated Balance Sheet. Also in accordance with GAAP, changes in the redemption value of the put options, net of interest accrued on the loans, are recorded as a component of Net income attributable to noncontrolling interests, net of tax, in TDS' Consolidated Statements of Operations.

TDS' capital contributions and advances made to Aquinas Wireless and King Street Wireless and/or their general partners totaled $10.0 million in the year ended December 31, 2012. There were no capital contributions or advances made to Aquinas Wireless or King Street Wireless or their general partners in 2013.

U.S. Cellular currently provides 4G LTE service in conjunction with King Street Wireless. Aquinas Wireless is still in the process of developing long-term business plans.

NOTE 14    NONCONTROLLING INTERESTS

The following schedule discloses the effects of Net income attributable to TDS shareholders and changes in TDS' ownership interest in U.S. Cellular on TDS' equity for 2013, 2012 and 2011:

Year Ended December 31,	2013	2012	2011
(Dollars in thousands)
Net income attributable to TDS shareholders	$141,927	$81,861	$200,566

Transfer (to) from the noncontrolling interests
Change in TDS' Capital in excess of par value from U.S. Cellular's issuance of U.S. Cellular shares	(14,135)	(8,854)	(8,555)
Change in TDS' Capital in excess of par value from U.S. Cellular's repurchase of U.S. Cellular shares	3,370	4,789	(7,723)
Purchase of ownership in subsidiaries from noncontrolling interests	(123)	4,397	—

Net transfers (to) from noncontrolling interests	(10,888)	332	(16,278)

Change from net income attributable to TDS shareholders and transfers (to) from noncontrolling interests	$131,039	$82,193	$184,288

Mandatorily Redeemable Noncontrolling Interests in Finite-Lived Subsidiaries

TDS' consolidated financial statements include certain noncontrolling interests that meet the GAAP definition of mandatorily redeemable financial instruments. These mandatorily redeemable noncontrolling interests represent interests held by third parties in consolidated partnerships and limited liability companies ("LLCs"), where the terms of the underlying partnership or LLC agreement provide for a defined termination date at which time the assets of the subsidiary are to be sold, the liabilities are to be extinguished and the remaining net proceeds are to be distributed to the noncontrolling interest holders and TDS in accordance with the respective partnership and LLC agreements. The termination dates of these mandatorily redeemable noncontrolling interests range from 2085 to 2107.

The estimated aggregate amount that would be due and payable to settle all of these noncontrolling interests, assuming an orderly liquidation of the finite-lived consolidated partnerships and LLCs on December 31, 2013, net of estimated liquidation costs, is $14.0 million. This amount excludes

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 14    NONCONTROLLING INTERESTS (Continued)

redemption amounts recorded in Noncontrolling interests with redemption features in the Consolidated Balance Sheet. The estimate of settlement value was based on certain factors and assumptions which are subjective in nature. Changes in those factors and assumptions could result in a materially larger or smaller settlement amount. TDS currently has no plans or intentions relating to the liquidation of any of the related partnerships or LLCs prior to their scheduled termination dates. The corresponding carrying value of the mandatorily redeemable noncontrolling interests in finite-lived consolidated partnerships and LLCs at December 31, 2013 was $8.2 million, and is included in Noncontrolling interests in the Consolidated Balance Sheet. The excess of the aggregate settlement value over the aggregate carrying value of these mandatorily redeemable noncontrolling interests is due primarily to the unrecognized appreciation of the noncontrolling interest holders' share of the underlying net assets in the consolidated partnerships and LLCs. Neither the noncontrolling interest holders' share, nor TDS' share, of the appreciation of the underlying net assets of these subsidiaries is reflected in the consolidated financial statements.

NOTE 15    COMMON SHAREHOLDERS' EQUITY

Share Consolidation Amendment

On January 13, 2012, TDS shareholders approved certain amendments to the Restated Certificate of Incorporation of TDS ("Charter Amendments").

These approved Charter Amendments include (a) a Share Consolidation Amendment to reclassify (i) each Special Common Share as one Common Share, (ii) each Common Share as 1.087 Common Shares, and (iii) each Series A Common Share as 1.087 Series A Common Shares, (b) a Vote Amendment to fix the percentage voting power in certain matters and (c) amendments to eliminate obsolete and inoperative provisions as more fully described in TDS' Current Report on Form 8-K dated January 24, 2012.

These approved Charter Amendments were effected on January 24, 2012 at which time each outstanding Special Common Share was reclassified as one Common Share and the Special Common Shares ceased to be outstanding and consequently ceased trading on the New York Stock Exchange under the symbol "TDS.S."

As of December 31, 2011, the holders of Common Shares and Special Common Shares were entitled to one vote per share. The holders of Common Shares had full voting rights; the holders of Special Common Shares had limited voting rights. Other than the election of directors, the Special Common Shares had no votes except as otherwise required by law. The holders of Series A Common Shares were entitled to ten votes per share. Pursuant to the Vote Amendment, the voting power of the Series A Common Shares and the Common Shares, are fixed at 56.7% and 43.3%, respectively, of the total voting power in matters other than the election of directors where voting power is subject to adjustment due to changes in the number of outstanding Series A Common Shares. The Series A Common Shares continue to have ten votes per share in such matters and the vote per share of the Common Shares floats and is determined each time there is a vote on matters other than the election of directors.

As of January 24, 2012, immediately prior to the reclassification, there were outstanding 6,549,000 Series A Common Shares, 49,980,000 Common Shares, 47,012,000 Special Common Shares and 8,300 Preferred Shares. As of January 24, 2012 immediately following the reclassification, there were outstanding 7,119,000 Series A Common Shares, 101,340,000 Common Shares and 8,300 Preferred Shares.

As a result of the share reclassification, shares outstanding at December 31, 2011, as well as average basic and diluted shares outstanding used to calculate earnings per share, as of the beginning of 2011

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 15    COMMON SHAREHOLDERS' EQUITY (Continued)

and all prior periods presented in this Form 10-K have been retroactively restated to reflect the impact of the increased shares outstanding.

Common Stock

As of December 31, 2013, Series A Common Shares were convertible, on a share for share basis, into Common Shares and 7,166,195 Common Shares were reserved for possible issuance upon conversion of Series A Common Shares.

The following table summarizes the number of Common, Special Common and Series A Common Shares issued and repurchased.

	Common Shares	Special Common Shares	Common Treasury Shares	Special Common Treasury Shares	Series A Common Shares
(Shares in thousands)
Balance December 31, 2010	57,093	63,442	7,198	15,911	6,510
Repurchase of shares	—	—	—	748	—
Dividend reinvestment, incentive and compensation plans	—	—	(86)	(226)	39
Reclassification as a result of Share Consolidation Amendment(1)	68,409	(63,442)	17,053	(16,433)	570

Balance December 31, 2011	125,502	—	24,165	—	7,119
Repurchase of shares	—	—	868	—	—
Conversion of Series A Common Shares	10	—	—	—	(10)
Dividend reinvestment, incentive and compensation plans	—	—	(392)	—	51

Balance December 31, 2012	125,512	—	24,641	—	7,160
Repurchase of shares	—	—	339	—	—
Conversion of Series A Common Shares	33	—	—	—	(33)
Dividend reinvestment, incentive and compensation plans	—	—	(1,026)	—	39

Balance December 31, 2013	125,545	—	23,954	—	7,166

(1)
Reflects the impact of the Share Consolidation Amendment to the Restated Certificate of Incorporation of TDS, as approved by the TDS shareholders on January 13, 2012.

Tax-Deferred Savings Plan

TDS has reserved 90,341 Common Shares at December 31, 2013, for issuance under the TDS Tax-Deferred Savings Plan, a qualified profit-sharing plan pursuant to Sections 401(a) and 401(k) of the Internal Revenue Code. Participating employees have the option of investing their contributions and TDS' contributions in a TDS Common Share fund, a U.S. Cellular Common Share fund or certain unaffiliated funds.

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 15    COMMON SHAREHOLDERS' EQUITY (Continued)

Common Share Repurchases

TDS and U.S. Cellular Share Repurchases

On August 2, 2013, the Board of Directors of TDS authorized a $250 million stock repurchase program for the purchase of TDS Common Shares from time to time pursuant to open market purchases, block transactions, private purchases or otherwise, depending on market conditions. This authorization does not have an expiration date. In 2012, TDS had a prior share repurchase authorization for $250 million that expired on November 19, 2012.

On November 17, 2009, the Board of Directors of U.S. Cellular authorized the repurchase of up to 1,300,000 Common Shares on an annual basis beginning in 2009 and continuing each year thereafter, on a cumulative basis. These purchases will be made pursuant to open market purchases, block purchases, private purchases, or otherwise, depending on market prices and other conditions. This authorization does not have an expiration date.

Share repurchases made under these authorizations and prior authorizations, were as follows:

Year Ended December 31,	Number of Shares	Average Cost Per Share	Amount
(Dollar amounts and shares in thousands)
2013
U.S. Cellular Common Shares	499	$37.19	$18,544
TDS Common Shares	339	28.60	9,692
2012
U.S. Cellular Common Shares	571	$35.11	$20,045
TDS Common Shares	868	23.08	20,026
2011
U.S. Cellular Common Shares	1,276	$48.82	$62,294
TDS Common Shares	—	—	—
TDS Special Common Shares	748	28.73	21,500

NOTE 16    STOCK-BASED COMPENSATION

TDS Consolidated

The following table summarizes stock-based compensation expense recognized during 2013, 2012 and 2011:

Year Ended December 31,	2013	2012	2011
(Dollars in thousands)
Stock option awards	$12,973	$20,884	$20,443
Restricted stock unit awards	15,535	19,025	14,905
Deferred compensation bonus and matching stock unit awards	550	749	124
Employee stock purchase plans	—	—	485
Awards under Non-Employee Director compensation plan	1,280	1,213	880

Total stock-based compensation, before income taxes	30,338	41,871	36,837
Income tax benefit	(11,459)	(15,848)	(13,862)

Total stock-based compensation expense, net of income taxes	$18,879	$26,023	$22,975

At December 31, 2013, unrecognized compensation cost for all stock-based compensation awards was $36.8 million and is expected to be recognized over a weighted average period of 2.2 years.

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 16    STOCK-BASED COMPENSATION (Continued)

The following table provides a summary of the stock-based compensation expense included in the Consolidated Statement of Operations for the years ended:

December 31,	2013	2012	2011
(Dollars in thousands)
Selling, general and administrative expense	$27,130	$38,563	$33,949
Cost of services and products	3,208	3,308	2,888

Total stock-based compensation	$30,338	$41,871	$36,837

TDS' tax benefits realized from the exercise of stock options and other awards totaled $9.6 million in 2013.

TDS (excluding U.S. Cellular)

The information in this section relates to stock-based compensation plans using the equity instruments of TDS. Participants in these plans are employees of TDS Corporate and TDS Telecom and Non-employee Directors of TDS, although U.S. Cellular employees were eligible to participate in the TDS Employee Stock Purchase Plan before it was terminated in the fourth quarter of 2011. Information related to plans using the equity instruments of U.S. Cellular are shown in the U.S. Cellular section following the TDS section.

Under the TDS Long-Term Incentive Plans, TDS may grant fixed and performance based incentive and non-qualified stock options, restricted stock, restricted stock units, and deferred compensation stock unit awards to key employees. On January 13, 2012, TDS shareholders approved Amendments to the Restated Certificate of Incorporation of TDS which included both a Share Consolidation Amendment and adoption of the TDS 2011 Long-Term Incentive Plan, which replaced the TDS 2004 Long-Term Incentive Plan. See Note 15—Common Shareholders' Equity for additional information.

As a result of the effectiveness of the Share Consolidation Amendment on January 24, 2012, there are no longer any Special Common Shares authorized or outstanding. As a result, outstanding awards were adjusted to reflect the reclassification, and such awards will be settled only in Common Shares. Such adjustment was made consistent with the share consolidation.

TDS had reserved 13,315,000 Common Shares at December 31, 2013 for equity awards granted and to be granted under the TDS Long-Term Incentive Plans in effect. At December 31, 2013, the only types of awards outstanding are fixed non-qualified stock option awards, restricted stock unit awards, and deferred compensation stock unit awards. As of December 31, 2013, there were no shares reserved under any employee stock purchase plan, since this plan was terminated in the fourth quarter of 2011.

TDS has also established a Non-Employee Directors' compensation plan under which it has reserved 200,000 TDS Common Shares at December 31, 2013 for issuance as compensation to members of the Board of Directors who are not employees of TDS.

TDS uses treasury stock to satisfy requirements for shares issued pursuant to its various stock-based compensation plans.

Long-Term Incentive Plan—Stock Options—Stock options granted to key employees are exercisable over a specified period not in excess of ten years. Stock options generally vest over periods up to three years from the date of grant. Stock options outstanding at December 31, 2013 expire between 2014 and 2023. However, vested stock options typically expire 30 days after the effective date of an employee's termination of employment for reasons other than retirement. Employees who leave at the age of retirement have 90 days (or one year if they satisfy certain requirements) within which to exercise their

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 16    STOCK-BASED COMPENSATION (Continued)

vested stock options. The exercise price of options equals the market value of TDS common stock on the date of grant.

TDS estimated the fair value of stock options granted in 2013, 2012 and 2011 using the Black Scholes valuation model and the assumptions shown in the table below:

	2013	2012	2011
Expected life	5.7 Years	5.5 Years	5.5 Years
Expected annual volatility rate	41.0%	41.1%	37.6%
Dividend yield	2.3%	2.4%	1.6%
Risk-free interest rate	1.0%	0.9%	2.1%
Estimated annual forfeiture rate	2.9%	2.9%	3.0%

Until the time of the effectiveness of the Share Consolidation Amendment on January 24, 2012, any employee with stock options granted prior to the date of the TDS Special Common Share dividend on May 13, 2005, received one Common Share and one Special Common Share per tandem option exercised. Each tandem option was exercisable at its original exercise price. As a result of the Share Consolidation Amendment each Special Common Share was reclassified as a Common Share on a one-for-one basis and each Common Share was reclassified as 1.087 Common Shares. Consequently, each tandem option was adjusted to reflect the reclassification into 2.087 Common Shares upon exercise and the exercise price of the award was also adjusted to 1/2.087 of the original exercise price of the award.

Any employee with TDS stock options granted after May 13, 2005 was entitled to receive one Special Common Share per option exercised. As a result of the Share Consolidation Amendment each Special Common option was reclassified into one Common Share option. The reclassification did not change the exercise price of these awards.

A summary of TDS stock options (total and portion exercisable) and changes during the three years ended December 31, 2013, is presented in the tables and narrative below. The December 31, 2011 amounts in the tables below reflect the impact of the Share Consolidation Amendment to the Restated Certificate of Incorporation of TDS:

Tandem Options	Number of Options	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value	Aggregate Intrinsic Value
Outstanding at December 31, 2010	651,000	$69.60
(651,000 exercisable)		69.60
Exercised	(2,000)	53.77		$30,000
Forfeited	—	—
Expired	(78,000)	99.23
Reclassification of Tandem Options due to Share Consolidation	(571,000)	65.64		$158,000

Outstanding at December 31, 2011	—

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 16    STOCK-BASED COMPENSATION (Continued)

Special Common Share Options	Number of Options	Weighted Average Exercise Prices	Weighted Average Grant Date Fair Value	Aggregate Intrinsic Value
Outstanding at December 31, 2010	5,108,000	$35.41
(2,506,000 exercisable)		43.14
Granted	1,034,000	29.94	$9.59
Exercised	(5,000)	26.95		$19,000
Forfeited	(34,000)	28.12
Expired	(79,000)	35.00
Reclassification of Special Common Options due to Share Consolidation	(6,024,000)	$34.38		$—

Outstanding at December 31, 2011	—

Common Share Options	Number of Options	Weighted Average Exercise Prices	Weighted Average Grant Date Fair Value	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Life (in years)
Reclassification of Tandem Options due to Share Consolidation	1,192,000	31.45
Reclassification of Special Common Options due to Share Consolidation	6,024,000	34.38

Outstanding at December 31, 2011	7,216,000	$33.89
(4,865,000 exercisable)		36.67
Granted	1,702,000	20.79	$6.28
Exercised	(1,000)	20.65		$4,000
Forfeited	(106,000)	23.81
Expired	(298,000)	30.12

Outstanding at December 31, 2012	8,513,000	$31.53
(5,782,000 exercisable)		35.12
Granted	1,259,000	22.60	$7.01
Exercised	(683,000)	25.33		$2,450,000
Forfeited	(81,000)	23.75
Expired	(228,000)	34.10

Outstanding at December 31, 2013	8,780,000	$30.74		$11,483,000	6.0
(6,160,000 exercisable)		$34.13		$2,256,000	4.9

The aggregate intrinsic value in the tables above represents the total pre-tax intrinsic value (the difference between TDS' closing stock prices and the exercise price, multiplied by the number of in-the-money options) that was received by the option holders upon exercise or that would have been received by option holders had all options been exercised on December 31, 2013.

Long-Term Incentive Plans—Restricted Stock Units—TDS also grants restricted stock unit awards to key employees. As of December 31, 2011, each restricted stock unit outstanding was convertible into one Special Common Share upon the vesting of such restricted stock units. As a result of the Share Consolidation Amendment each outstanding restricted stock unit was reclassified and became convertible into one Common Share Award. The restricted stock unit awards currently outstanding were granted in 2012 and 2013 and will vest in December 2014 and May 2016, respectively.

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 16    STOCK-BASED COMPENSATION (Continued)

TDS estimates the fair value of restricted stock units by reducing the grant-date price of TDS' shares by the present value of the dividends expected to be paid on the underlying shares during the requisite service period, discounted at the appropriate risk-free interest rate, since employees are not entitled to dividends declared on the underlying shares while the restricted stock or RSU is unvested. The fair value is then recognized as compensation cost on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period.

A summary of TDS nonvested restricted stock units and changes during the year ended December 31, 2013 is presented in the table below:

Common Restricted Stock Units	Number	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2012	547,000	$23.44
Granted	353,000	$21.09
Vested	(213,000)	$28.94
Forfeited	(24,000)	$23.16

Nonvested at December 31, 2013	663,000	$20.43

The total fair values as of the respective vesting dates of restricted stock units vested during 2013, 2012 and 2011 were $5.8 million, $3.4 million and $4.1 million, respectively. The weighted average grant date fair value of restricted stock units granted in 2013, 2012 and 2011 was $21.09, $19.62 and $28.73, respectively.

Long-Term Incentive Plans—Deferred Compensation Stock Units—Certain TDS employees may elect to defer receipt of all or a portion of their annual bonuses and to receive a company matching contribution on the amount deferred. All bonus compensation that is deferred by employees electing to participate is immediately vested and is deemed to be invested in TDS Common Share units. The amount of TDS' matching contribution depends on the portion of the annual bonus that is deferred. Participants receive a 25% stock unit match for amounts deferred up to 50% of their total annual bonus and a 33% match for amounts that exceed 50% of their total annual bonus; such matching contributions also are deemed to be invested in TDS Common Share units.

The total fair values of deferred compensation stock units that vested during 2013, 2012 and 2011 were $0.1 million, $0.1 million and $0.1 million, respectively. The weighted average grant date fair value of deferred compensation stock units granted in 2013, 2012 and 2011 was $21.99, $24.18 and $28.15, respectively. As of December 31, 2013, there were 227,000 vested but unissued deferred compensation stock units valued at $5.9 million.

Compensation of Non-Employee Directors—TDS issued 33,000, 22,000 and 19,000 Common Shares under its Non-Employee Director plan in 2013, 2012 and 2011, respectively.

Dividend Reinvestment Plans ("DRIP")—TDS had reserved 1,403,000 Common Shares at December 31, 2013, for issuance under Automatic Dividend Reinvestment and Stock Purchase Plans and 179,000 Series A Common Shares for issuance under the Series A Common Share Automatic Dividend Reinvestment Plan. These plans enabled holders of TDS' Common Shares and Preferred Shares to reinvest cash dividends in Common Shares and holders of Series A Common Shares to reinvest cash dividends in Series A Common Shares. The purchase price of the shares is 95% of the market value, based on the average of the daily high and low sales prices for TDS' Common Shares on the New York Stock Exchange for the ten trading days preceding the date on which the purchase is made.

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 16    STOCK-BASED COMPENSATION (Continued)

These plans are considered non-compensatory plans, therefore no compensation expense is recognized for stock issued under these plans.

U.S. Cellular

The information in this section relates to stock-based compensation plans using the equity instruments of U.S. Cellular. Participants in these plans are employees of U.S. Cellular and Non-employee Directors of U.S. Cellular. Information related to plans using the equity instruments of TDS are shown in the previous section.

U.S. Cellular has established the following stock-based compensation plans: long-term incentive plans and a Non-Employee Director compensation plan, and had an employee stock purchase plan that was terminated in the fourth quarter of 2011. In addition, U.S. Cellular employees were eligible to participate in the TDS employee stock purchase plan before that plan also was terminated in the fourth quarter of 2011.

Under the U.S. Cellular Long-Term Incentive Plans, U.S. Cellular may grant fixed and performance based incentive and non-qualified stock options, restricted stock, restricted stock units, and deferred compensation stock unit awards to key employees. At December 31, 2013, the only types of awards outstanding are fixed non-qualified stock option awards, restricted stock unit awards, and deferred compensation stock unit awards.

On June 25, 2013, U.S. Cellular paid a special cash dividend to all holders of U.S. Cellular Common Shares and Series A Common Shares as of June 11, 2013. Outstanding U.S. Cellular stock options, restricted stock unit awards and deferred compensation stock units were equitably adjusted for the special cash dividend. The impact of such adjustments are fully reflected for all years presented. See Note 4—Earnings Per Share for additional information.

At December 31, 2013, U.S. Cellular had reserved 10,139,000 Common Shares for equity awards granted and to be granted under the Long-Term Incentive Plans. No Common Shares were reserved for issuance to employees under any employee stock purchase plan since this plan was terminated in the fourth quarter of 2011.

U.S. Cellular also has established a Non-Employee Director compensation plan under which it has reserved 212,000 Common Shares at December 31, 2013 for issuance as compensation to members of the Board of Directors who are not employees of U.S. Cellular or TDS.

U.S. Cellular uses treasury stock to satisfy requirements for Common Shares issued pursuant to its various stock-based compensation plans.

Long-Term Incentive Plans—Stock Options—Stock options granted to key employees are exercisable over a specified period not in excess of ten years. Stock options generally vest over a period of three years from the date of grant. Stock options outstanding at December 31, 2013 expire between 2014 and 2023. However, vested stock options typically expire 30 days after the effective date of an employee's termination of employment for reasons other than retirement. Employees who leave at the age of retirement have 90 days (or one year if they satisfy certain requirements) within which to exercise their vested stock options. The exercise price of options equals the market value of U.S. Cellular Common Shares on the date of grant.

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 16    STOCK-BASED COMPENSATION (Continued)

U.S. Cellular estimated the fair value of stock options granted during 2013, 2012, and 2011 using the Black Scholes valuation model and the assumptions shown in the table below.

	2013	2012	2011
Expected life	4.6-9.0 years	4.5 years	4.3 years
Expected volatility	29.2%-39.6%	40.7%-42.6%	43.4%-44.8%
Dividend yield	0%	0%	0%
Risk-free interest rate	0.7%-2.4%	0.5%-0.9%	0.7%-2.0%
Estimated annual forfeiture rate	0.0%-8.1%	0.0%-9.1%	0.0%-7.8%

The fair value of options is recognized as compensation cost using an accelerated attribution method over the requisite service periods of the awards, which is generally the vesting period.

A summary of U.S. Cellular stock options outstanding (total and portion exercisable) and changes during the three years ended December 31, 2013, is presented in the table below:

Common Share Options	Number of Options	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Life (in years)
Outstanding at December 31, 2010	2,627,000	$42.28
(1,333,000 exercisable)		47.18
Granted	694,000	44.34	$16.66
Exercised	(201,000)	32.32		$2,099,000
Forfeited	(83,000)	39.42
Expired	(203,000)	49.32

Outstanding at December 31, 2011	2,834,000	$43.07
(1,533,000 exercisable)		46.23
Granted	677,000	34.91	$12.61
Exercised	(47,000)	29.82		$205,000
Forfeited	(117,000)	38.45
Expired	(133,000)	46.17

Outstanding at December 31, 2012	3,214,000	$41.58
(1,928,000 exercisable)		43.99
Granted	1,213,000	32.45	$11.53
Exercised	(892,000)	34.78		$6,787,000
Forfeited	(574,000)	34.17
Expired	(247,000)	48.35

Outstanding at December 31, 2013	2,714,000	$42.22		$13,015,000	6.80
(1,359,000 exercisable)		$46.91		$2,632,000	4.60

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between U.S. Cellular's closing stock price and the exercise price multiplied by the number of in-the-money options) that was received by the option holders upon exercise or that would have been received by option holders had all options been exercised on December 31, 2013.

Long-Term Incentive Plans—Restricted Stock Units—U.S. Cellular grants restricted stock unit awards, which generally vest after three years, to key employees.

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 16    STOCK-BASED COMPENSATION (Continued)

U.S. Cellular estimates the fair value of restricted stock units based on the closing market price of U.S. Cellular shares on the date of grant. The fair value is then recognized as compensation cost on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period.

A summary of U.S. Cellular nonvested restricted stock units at December 31, 2013 and changes during the year then ended is presented in the table below:

Common Restricted Stock Units	Number	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2012	1,139,000	$38.40
Granted	601,000	32.06
Vested	(238,000)	42.26
Forfeited	(332,000)	35.63
Nonvested at December 31, 2013	1,170,000	$36.46

The total fair value of restricted stock units that vested during 2013, 2012 and 2011 was $8.8 million, $8.9 million and $9.5 million, respectively, as of the respective vesting dates. The weighted average grant date fair value of restricted stock units granted in 2013, 2012 and 2011 was $32.06, $34.09 and $42.33, respectively.

Long-Term Incentive Plans—Deferred Compensation Stock Units—Certain U.S. Cellular employees may elect to defer receipt of all or a portion of their annual bonuses and to receive a company matching contribution on the amount deferred. All bonus compensation that is deferred by employees electing to participate is immediately vested and is deemed to be invested in U.S. Cellular Common Share stock units. The amount of U.S. Cellular's matching contribution depends on the portion of the annual bonus that is deferred. Participants receive a 25% match for amounts deferred up to 50% of their total annual bonus and a 33% match for amounts that exceed 50% of their total annual bonus; such matching contributions also are deemed to be invested in U.S. Cellular Common Share stock units.

The total fair value of deferred compensation stock units that vested was less than $0.1 million during 2013, 2012 and 2011. The weighted average grant date fair value of deferred compensation stock units granted in 2013, 2012 and 2011 was $31.50, $36.34 and $41.79, respectively. As of December 31, 2013, there were 12,000 vested but unissued deferred compensation stock units valued at $0.5 million.

Compensation of Non-Employee Directors—U.S. Cellular issued 13,000, 7,600 and 6,600 Common Shares in 2013, 2012 and 2011, respectively, under its Non-Employee Director compensation plan.

NOTE 17    RECLASSIFICATION ADJUSTMENTS OUT OF ACCUMULATED OTHER COMPREHENSIVE INCOME

Accumulated other comprehensive loss includes amounts related to TDS' defined benefit post-retirement plan. During 2013, reclassifications from Accumulated other comprehensive loss into Operating expenses, related to the retirement plan, were approximately $0.8 million (net of income tax of $0.4 million). Of this amount, $0.5 million was recorded as a decrease to Cost of services and products and $0.3 million was recorded as a decrease to Selling, general and administrative expense.

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 18    BUSINESS SEGMENT INFORMATION

U.S. Cellular and TDS Telecom are billed for all services they receive from TDS, consisting primarily of information processing and general management services. Such billings are based on expenses specifically identified to U.S. Cellular and TDS Telecom and on allocations of common expenses. Management believes the method used to allocate common expenses is reasonable and that all expenses and costs applicable to U.S. Cellular and TDS Telecom are reflected in the accompanying business segment information on a basis that is representative of what they would have been if U.S. Cellular and TDS Telecom operated on a stand-alone basis.

Financial data for TDS' reportable segments for 2013, 2012 and 2011, is as follows. During the year ended December 31, 2013, TDS reevaluated and changed its operating segments, which resulted in the following reportable segments: U.S. Cellular; TDS Telecom Wireline, Cable, HMS; and the Non-Reportable Segment. Periods presented for comparative purposes have been re-presented to conform to the revised presentation. See Note 1—Summary of Significant Accounting Policies and Recent Accounting Pronouncements for additional information.

		TDS Telecom						Corporate, Eliminations and Other Reconciling Items
Year Ended or as of December 31, 2013	U.S. Cellular	Wireline	Cable	HMS	TDS Telecom Eliminations	TDS Telecom Total	Non- Reportable Segment		Total
(Dollars in thousands)
Operating revenues	$3,918,836	$726,567	$35,883	$185,616	$(1,063)	$947,003	$59,703	$(24,306)	$4,901,236
Cost of services and products (excluding Depreciation, amortization and accretion expense reported below)	1,762,435	270,466	17,274	136,414	(1,000)	423,154	43,049	(3,322)	2,225,316
Selling, general and administrative	1,677,395	220,097	11,054	44,945	(63)	276,033	14,526	(20,176)	1,947,778
Depreciation, amortization and accretion	803,781	170,868	7,571	24,262	—	202,701	5,980	5,615	1,018,077
(Gain) loss on asset disposals, net	30,606	130	28	125	—	283	(8)	(40)	30,841
(Gain) loss on sale of business and other exit costs, net	(246,767)	—	—	—	—	—	—	(53,889)	(300,656)
(Gain) loss on license sales and exchanges	(255,479)	—	—	—	—	—	—	—	(255,479)

Operating income (loss)	146,865	65,006	(44)	(20,130)	—	44,832	(3,844)	47,506	235,359
Equity in earnings of unconsolidated entities	131,949	19	—	—	—	19	—	746	132,714
Interest and dividend income	3,961	1,759	2	63	—	1,824	4	3,303	9,092
Gain (loss) on investments	18,556	830	—	—	—	830	—	(4,839)	14,547
Interest expense	(43,963)	3,265	(74)	(1,626)	—	1,565	(4,062)	(52,351)	(98,811)
Other, net	288	(214)	—	29	—	(185)	(161)	21	(37)

Income (loss) before income taxes	257,656	70,665	(116)	(21,664)	—	48,885	(8,063)	(5,614)	292,864

Add back:
Depreciation, amortization and accretion	803,781	170,868	7,571	24,262	—	202,701	5,980	5,615	1,018,077
(Gain) loss on sale of business and other exit costs, net	(246,767)	—	—	—	—	—	—	(53,889)	(300,656)
(Gain) loss on license sales and exchanges	(255,479)	—	—	—	—	—	—	—	(255,479)
Gain (loss) on investments	(18,556)	(830)	—	—	—	(830)	—	4,839	(14,547)
Interest expense	43,963	(3,265)	74	1,626	—	(1,565)	4,062	52,351	98,811

Adjusted income before income taxes	$584,598	$237,438	$7,529	$4,224	$—	$249,191	$1,979	$3,302	$839,070

Investments in unconsolidated entities	$265,585	$3,809	$—	$—	$—	$3,809	$—	$32,378	$301,772
Total assets	$6,445,708	$1,188,433	$543,038	$328,397	$—	$2,059,868	$58,275	$340,296	$8,904,147
Capital expenditures	$737,501	$140,009	$8,375	$16,474	$—	$164,858	$866	$6,435	$909,660

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 18    BUSINESS SEGMENT INFORMATION (Continued)

		TDS Telecom					Corporate, Eliminations and Other Reconciling Items
Year Ended or as of December 31, 2012	U.S. Cellular	Wireline	HMS	TDS Telecom Eliminations	TDS Telecom Total	Non- Reportable Segment		Total
(Dollars in thousands)
Operating revenues	$4,452,084	$741,748	$113,010	$(252)	$854,506	$60,830	$(22,143)	$5,345,277
Cost of services and products (excluding Depreciation, amortization and accretion expense reported below)	1,882,752	274,065	75,781	(252)	349,594	42,150	(1,926)	2,272,570
Selling, general and administrative	1,764,933	235,716	34,193	—	269,909	16,189	(17,130)	2,033,901
Depreciation, amortization and accretion	608,633	172,526	20,568	—	193,094	6,102	5,797	813,626
Loss on impairment of assets	—	—	—	—	—	515	—	515
(Gain) loss on asset disposals, net	18,088	1,020	108	—	1,128	(1)	526	19,741
(Gain) loss on sale of business and other exit costs, net	21,022	39	—	—	39	—	—	21,061

Operating income (loss)	156,656	58,382	(17,640)	—	40,742	(4,125)	(9,410)	183,863
Equity in earnings of unconsolidated entities	90,364	10	—	—	10	—	2,493	92,867
Interest and dividend income	3,644	3,085	25	—	3,110	8	2,486	9,248
Gain (loss) on investments	(3,718)	—	—	—	—	—	—	(3,718)
Interest expense	(42,393)	2,674	(1,160)	—	1,514	(3,938)	(41,928)	(86,745)
Other, net	500	(353)	(1)	—	(354)	575	(1)	720

Income (loss) before income taxes	205,053	63,798	(18,776)	—	45,022	(7,480)	(46,360)	196,235

Add back:
Depreciation, amortization and accretion	608,633	172,526	20,568	—	193,094	6,102	5,797	813,626
(Gain) loss on sale of business and other exit costs, net	21,022	39	—	—	39	—	—	21,061
Gain (loss) on investments	3,718	—	—	—	—	—	—	3,718
Interest expense	42,393	(2,674)	1,160	—	(1,514)	3,938	41,928	86,745

Adjusted income before income taxes	$880,819	$233,689	$2,952	$—	$236,641	$2,560	$1,365	$1,121,385

Investments in unconsolidated entities	$144,531	$3,809	$—	$—	$3,809	$—	$31,581	$179,921
Total assets	$6,587,450	$1,519,698	$267,798	$—	$1,787,496	$62,931	$186,023	$8,623,900
Capital expenditures	$836,748	$158,580	$15,344	$—	$173,924	$1,789	$(7,840)	$1,004,621

		TDS Telecom					Corporate, Eliminations and Other Reconciling Items
Year Ended or as of December 31, 2011	U.S. Cellular	Wireline	HMS	TDS Telecom Eliminations	TDS Telecom Total	Non- Reportable Segment		Total
(Dollars in thousands)
Operating revenues	$4,343,346	$768,208	$47,180	$—	$815,388	$45,133	$(23,396)	$5,180,471
Cost of services and products (excluding Depreciation, amortization and accretion expense reported below)	1,721,181	274,701	23,502	—	298,203	32,952	(1,692)	2,050,644
Selling, general and administrative	1,769,701	221,114	15,647	—	236,761	8,609	(12,712)	2,002,359
Depreciation, amortization and accretion	573,557	167,663	12,867	—	180,530	3,021	8,668	765,776
(Gain) loss on asset disposals, net	9,889	1,128	115	—	1,243	(197)	17	10,952
(Gain) loss on license sales and exchanges	(11,762)	—	—	—	—	—	—	(11,762)

Operating income (loss)	280,780	103,602	(4,951)	—	98,651	748	(17,677)	362,502
Equity in earnings of unconsolidated entities	83,566	8	—	—	8	—	(1,036)	82,538
Interest and dividend income	3,395	3,548	—	—	3,548	2	2,200	9,145
Gain (loss) on investments	11,373	—	—	—	—	—	12,730	24,103
Interest expense	(65,614)	2,702	(78)	—	2,624	(1,359)	(53,852)	(118,201)
Other, net	(678)	2,719	(9)	—	2,710	650	976	3,658

Income (loss) before income taxes	312,822	112,579	(5,038)	—	107,541	41	(56,659)	363,745

Add back:
Depreciation, amortization and accretion	573,557	167,663	12,867	—	180,530	3,021	8,668	765,776
(Gain) loss on license sales and exchanges	(11,762)	—	—	—	—	—	—	(11,762)
Gain (loss) on investments	(11,373)	—	—	—	—	—	(12,730)	(24,103)
Interest expense	65,614	(2,702)	78	—	(2,624)	1,359	53,852	118,201

Adjusted income before income taxes	$928,858	$277,540	$7,907	$—	$285,447	$4,421	$(6,869)	$1,211,857

Investments in unconsolidated entities	$138,096	$3,808	$—	$—	$3,808	$—	$31,806	$173,710
Total assets	$6,327,976	$1,494,362	$209,109	$—	$1,703,471	$68,870	$100,688	$8,201,005
Capital expenditures	$782,526	$164,163	$26,999	$—	$191,162	$3,206	$10,324	$987,218

Adjusted income before income taxes is a segment measure reported to the principal operating decision maker for purposes of making decisions about allocating resources to the segments and assessing their performance. Adjusted income before income taxes is defined as Income (loss) before income taxes,

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 18    BUSINESS SEGMENT INFORMATION (Continued)

adjusted for the items set forth in the reconciliation above. Adjusted income before income taxes excludes these items in order to show operating results on a more comparable basis from period to period. In addition, TDS may also exclude other items from adjusted income before income taxes if such items help reflect operating results on a more comparable basis. TDS does not intend to imply that any of such amounts that are excluded are non-recurring, infrequent or unusual; such amounts may occur in the future. TDS believes Adjusted income before income taxes is a useful measure of TDS' operating results before significant recurring non-cash charges, discrete gains and losses and financing charges (Interest expense).

NOTE 19    SUPPLEMENTAL CASH FLOW DISCLOSURES

Following are supplemental cash flow disclosures regarding interest paid and income taxes paid.

Year Ended December 31,	2013	2012	2011
(Dollars in thousands)
Interest paid	$96,241	$88,208	$96,174
Income taxes paid (refunded)	175,629	(62,042)	(66,994)

Following are supplemental cash flow disclosures regarding transactions related to stock-based compensation awards. In certain situations, TDS and U.S. Cellular withhold shares that are issuable upon the exercise of stock options or the vesting of restricted shares to cover, and with a value equivalent to, the exercise price and/or the amount of taxes required to be withheld from the stock award holder at the time of the exercise or vesting. TDS and U.S. Cellular then pay the amount of the required tax withholdings to the taxing authorities in cash.

TDS:

Year Ended December 31,	2013	2012	2011
(Dollars in thousands)
Common Shares withheld	265,748	49,840	—
Special Common Shares withheld	—	1,381	65,638
Aggregate value of Common Shares withheld	$7,639	$1,102	$—
Aggregate value of Special Common Shares withheld	$—	$33	$1,537
Cash receipts upon exercise of stock options	12,092	16	1,463
Cash disbursements for payment of taxes	(2,438)	(1,135)	(1,431)

Net cash receipts (disbursements) from exercise of stock options and vesting of other stock awards	$9,654	$(1,119)	$32

U.S. Cellular:

Year Ended December 31,	2013	2012	2011
(Dollars in thousands)
Common Shares withheld	606,582	92,846	120,250
Aggregate value of Common Shares withheld	$25,179	$3,604	$5,952
Cash receipts upon exercise of stock options	10,468	900	5,447
Cash disbursements for payment of taxes	(4,684)	(3,105)	(3,512)

Net cash receipts (disbursements) from exercise of stock options and vesting of other stock awards	$5,784	$(2,205)	$1,935

Telephone and Data Systems, Inc.

Notes to Consolidated Financial Statements

NOTE 19    SUPPLEMENTAL CASH FLOW DISCLOSURES (Continued)

Under the American Recovery and Reinvestment Act of 2009 ("the Recovery Act"), TDS Telecom was awarded $105.1 million in federal grants and will provide $30.9 million of its own funds to complete 44 projects to provide broadband access in unserved areas. TDS Telecom received $41.9 million, $16.7 million, and $4.9 million in grants during the twelve months ended December 31, 2013, 2012 and 2011, respectively. TDS Telecom has received cumulative grants of $63.6 million as of December 31, 2013. These funds reduced the carrying amount of the assets to which they relate. TDS Telecom had recorded $23.6 million and $27.6 million in grants receivable at December 31, 2013 and 2012, respectively. These amounts were included as a component of Accounts receivable, Other, in the Consolidated Balance Sheet.

On September 27, 2012, the FCC conducted a single round, sealed bid, reverse auction to award up to $300 million in one-time Mobility Fund Phase I support to successful bidders that commit to provide 3G, or better, wireless service in areas designated as unserved by the FCC. This auction was designated by the FCC as Auction 901. U.S. Cellular and several of its wholly-owned subsidiaries participated in Auction 901 and were winning bidders in eligible areas within 10 states and will receive up to $40.1 million in one-time support from the Mobility Fund. These funds will reduce the carrying amount of the assets to which they relate or will offset operating expenses. U.S. Cellular has received $13.4 million in support funds as of December 31, 2013, of which $10.3 million is included as a component of Other assets and deferred charges in the Consolidated Balance Sheet and $3.1 million reduced the carrying amount of the assets to which they relate, which are included in Property, plant and equipment in the Consolidated Balance Sheet.

TDS declared and paid dividends on Series A Common and Common Shares of $55.2 million or $0.51 per share during 2013 and $53.1 million or $0.49 per share during 2012. TDS declared and paid dividends on Series A Common, Common and Special Common Shares of $48.6 million or $0.47 per share during 2011.

On June 25, 2013, U.S. Cellular paid a special cash dividend of $5.75 per share, for an aggregate amount of $482.3 million, to all holders of U.S. Cellular Common Shares and Series A Common Shares as of June 11, 2013. Of the $482.3 million paid, TDS received $407.1 million while noncontrolling public shareholders received $75.2 million. The cash paid to noncontrolling public shareholders is presented as U.S. Cellular dividends paid to noncontrolling public shareholders on the Consolidated Statement of Cash Flows.

NOTE 20    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following persons are partners of Sidley Austin LLP, the principal law firm of TDS and its subsidiaries: Walter C.D. Carlson, a trustee and beneficiary of a voting trust that controls TDS, the non-executive Chairman of the Board and member of the Board of Directors of TDS and a director of U.S. Cellular, a subsidiary of TDS; William S. DeCarlo, the General Counsel of TDS and an Assistant Secretary of TDS and certain subsidiaries of TDS; and Stephen P. Fitzell, the General Counsel of U.S. Cellular and TDS Telecommunications Corporation and an Assistant Secretary of certain subsidiaries of TDS. Walter C.D. Carlson does not provide legal services to TDS or its subsidiaries. TDS, U.S. Cellular and their subsidiaries incurred legal costs from Sidley Austin LLP of $17.6 million in 2013, $13.6 million in 2012 and $13.7 million in 2011.

The Audit Committee of the Board of Directors is responsible for the review and evaluation of all related-party transactions as such term is defined by the rules of the New York Stock Exchange.

Telephone and Data Systems, Inc.

REPORTS OF MANAGEMENT

Management's Responsibility for Financial Statements

Management of Telephone and Data Systems, Inc. has the responsibility for preparing the accompanying consolidated financial statements and for their integrity and objectivity. The statements were prepared in accordance with accounting principles generally accepted in the United States of America and, in management's opinion, were fairly presented. The financial statements included amounts that were based on management's best estimates and judgments. Management also prepared the other information in the annual report and is responsible for its accuracy and consistency with the financial statements.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited these consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and has expressed herein its unqualified opinion on these financial statements.

/s/ LeRoy T. Carlson, Jr. LeRoy T. Carlson, Jr. President and Chief Executive Officer (principal executive officer)	/s/ Douglas D. Shuma Douglas D. Shuma Senior Vice President and Controller (principal financial officer and principal accounting officer)

Telephone and Data Systems, Inc.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. TDS' internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America ("GAAP"). TDS' internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the issuer; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and, where required, the Board of Directors of the issuer; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the issuer's assets that could have a material effect on the interim or annual consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of TDS' management, including its principal executive officer and principal financial officer, TDS conducted an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2013, based on the criteria established in the 1992 version of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has concluded that TDS maintained effective internal control over financial reporting as of December 31, 2013 based on criteria established in the 1992 version of Internal Control—Integrated Framework issued by the COSO.

The effectiveness of TDS' internal control over financial reporting as of December 31, 2013 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in the firm's report included herein.

/s/ LeRoy T. Carlson, Jr. LeRoy T. Carlson, Jr. President and Chief Executive Officer (principal executive officer)	/s/ Douglas D. Shuma Douglas D. Shuma Senior Vice President and Controller (principal financial officer and principal accounting officer)

Telephone and Data Systems, Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Telephone and Data Systems, Inc.:

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows present fairly, in all material respects, the financial position of Telephone and Data Systems, Inc. and its subsidiaries at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, based on our audit, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We did not audit the financial statements of Los Angeles SMSA Limited Partnership, a 5.5% owned entity accounted for by the equity method of accounting. The consolidated financial statements of Telephone and Data Systems, Inc. reflect an investment in this partnership of $112,200,000 and $105,300,000 as of December 31, 2013 and 2012, respectively, and equity earnings of $78,400,000, $67,200,000 and $55,300,000 for each of the three years in the period ended December 31, 2013. The financial statements of Los Angeles SMSA Limited Partnership were audited by other auditors whose report thereon has been furnished to us, and our opinion on the financial statements expressed herein, insofar as it relates to the amounts included for Los Angeles SMSA Limited Partnership, is based solely on the report of the other auditors. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits and the report of other auditors provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois
February 28, 2014

Telephone and Data Systems, Inc.

SELECTED CONSOLIDATED FINANCIAL DATA

Year Ended or at December 31,	2013	2012	2011	2010	2009
(Dollars and shares in thousands, except per share amounts)
Statement of Operations data
Operating revenues	$4,901,236	$5,345,277	$5,180,471	$4,986,829	$5,019,943
Loss on impairment of assets(1)	—	515	—	—	14,000
(Gain) loss on sale of business and other exit costs, net	(300,656)	21,061	—	—	—
(Gain) loss on license sales and exchanges	(255,479)	—	(11,762)	—	—
Operating income	235,359	183,863	362,502	296,091	407,844
Gain (loss) on investments	14,547	(3,718)	24,103	—	—
Net income	166,821	122,653	250,242	190,586	249,949
Net income attributable to noncontrolling interests, net of tax	24,894	40,792	49,676	45,737	58,602
Net income attributable to TDS shareholders	141,927	81,861	200,566	144,849	191,347
Net income available to common	$141,878	$81,811	$200,516	$144,799	$191,296
Basic weighted average shares outstanding	108,490	108,671	108,562	110,016	114,354
Basic earnings per share attributable to TDS shareholders	$1.31	$0.75	$1.85	$1.32	$1.67
Diluted weighted average shares outstanding	109,132	108,937	109,098	110,488	114,572
Diluted earnings per share attributable to TDS shareholders	$1.29	$0.75	$1.83	$1.31	$1.67
Dividends per Common, Special Common and Series A Common Share(2)	$0.51	$0.49	$0.47	$0.45	$0.43
Balance Sheet data
Cash and cash equivalents	$830,014	$740,481	$563,275	$341,683	$674,469
Property, plant and equipment, net	3,878,144	3,997,266	3,784,535	3,517,784	3,467,367
Total assets	8,904,147	8,623,900	8,201,005	7,696,117	7,575,312
Long-term debt, excluding current portion	1,720,074	1,721,571	1,529,857	1,499,862	1,492,908
Total TDS shareholders' equity	4,117,837	4,011,536	3,962,161	3,817,895	3,767,278
Capital expenditures	$909,660	$1,004,621	$987,218	$755,032	$671,165

(1)
Includes Loss on Impairment of intangible assets related to Goodwill in 2012 and Licenses in 2009.

(2)
Dividends per share reflects the amount paid per share outstanding at the date the dividend was declared and has not been retroactively adjusted to reflect the impact of the Share Consolidation Amendment approved by TDS shareholders on January 13, 2012. See Note 15—Common Shareholders' Equity for additional information.

Telephone and Data Systems, Inc.

CONSOLIDATED QUARTERLY INFORMATION (UNAUDITED)

	Quarter Ended
	March 31	June 30	September 30	December 31
(Amounts in thousands, except per share amounts)
2013
Operating revenues	$1,308,573	$1,228,166	$1,180,980	$1,183,517
(Gain) loss on sale of business and other exit costs, net(1)	6,931	(303,034)	(1,534)	(3,019)
(Gain) loss on license sales and exchanges(1)	—	—	—	(255,479)
Operating income (loss)(1)(2)	7,154	282,227	(33,085)	(20,937)
Gain (loss) on investments(1)	—	14,518	—	29
Net income (loss)(1)(2)	6,989	178,397	(11,054)	(7,511)
Net income (loss) attributable to TDS shareholders	$1,419	$156,077	$(9,512)	$(6,057)
Basic weighted average shares outstanding	108,255	108,385	108,571	108,742

Basic earnings (loss) per share attributable to TDS shareholders	$0.01	$1.44	$(0.09)	$(0.06)
Diluted weighted average shares outstanding	108,693	108,913	108,571	108,742

Diluted earnings (loss) per share attributable to TDS shareholders	$0.01	$1.42	$(0.09)	$(0.06)
Stock price
TDS Common Shares(3)
High	$26.17	$24.87	$29.83	$31.52
Low	20.79	20.57	23.21	24.22
Close	21.07	24.65	29.55	25.78
Dividends paid	$0.1275	$0.1275	$0.1275	$0.1275

	Quarter Ended
	March 31	June 30	September 30	December 31
(Amounts in thousands, except per share amounts)
2012
Operating revenues	$1,305,791	$1,323,169	$1,370,108	$1,346,209
(Gain) loss on sale of business and other exit costs, net(1)	(4,174)	—	65	25,170
Loss on impairment of intangible assets	—	515	—	—
Operating income (loss)(1)(2)	93,642	91,076	55,506	(56,361)
Gain (loss) on investments	—	(3,728)	—	10
Net income (loss)(1)(2)(4)	67,566	55,939	40,158	(41,010)
Net income (loss) attributable to TDS shareholders	$52,254	$42,337	$29,117	$(41,847)
Basic weighted average shares outstanding	108,653	108,732	108,819	108,481

Basic earnings (loss) per share attributable to TDS shareholders	$0.48	$0.39	$0.27	$(0.39)
Diluted weighted average shares outstanding	109,098	109,022	109,246	108,481

Diluted earnings (loss) per share attributable to TDS shareholders	$0.48	$0.39	$0.26	$(0.39)
Stock price
TDS Common Shares(3)
High	$29.14	$24.77	$26.25	$26.99
Low	22.79	19.20	21.30	21.67
Close	23.15	21.29	25.61	22.14
Dividends paid	$0.1225	$0.1225	$0.1225	$0.1225

(1)
See Note 5—Acquisitions, Divestitures and Exchanges for additional information related to sales of businesses and spectrum licenses. See Note 7—Investments in Unconsolidated Entities for additional information on Gain (loss) on investments in 2013.

(2)
Management believes there exists a seasonality in operating expenses, which tend to be higher in the fourth quarter than in the other quarters due to increased marketing and promotional activities, which may cause operating income to vary from quarter to quarter.

(3)
The high, low and closing sales prices as reported by the New York Stock Exchange ("NYSE").

(4)
During the quarter ended December 31, 2012, TDS revised its method of amortizing capitalized debt issuance costs and original issue debt discounts from straight-line to the effective interest method. This change decreased interest expense for the quarter, and resulted in corresponding increase to Net income (loss) attributable to TDS shareholders for the quarter of $2.6 million.

Telephone and Data Systems, Inc.

SHAREHOLDER INFORMATION

Stock and dividend information

TDS' Common Shares are listed on the New York Stock Exchange ("NYSE") under the symbol "TDS." As of January 31, 2014, the last trading day of the month, TDS Common Shares were held by approximately 1,520 record owners, and the Series A Common Shares were held by approximately 100 record owners.

TDS has paid cash dividends on its common stock since 1974, and paid dividends of $0.51 per Common and Series A Common Share during 2013. During 2012, TDS paid dividends of $0.49 per Common and Series A Common Share.

The Common Shares of United States Cellular Corporation, an 84%-owned subsidiary of TDS, are listed on the NYSE under the symbol "USM."

See "Consolidated Quarterly Information (Unaudited)" for information on the high and low trading prices of the TDS Common Shares for 2013 and 2012.

Stock performance graph

The following chart provides a comparison of TDS' cumulative total return to shareholders (stock price appreciation plus dividends) during the previous five years to the returns of the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones U.S. Telecommunications Index. As of December 31, 2013, the Dow Jones U.S. Telecommunications Index was composed of the following companies: AT&T Inc., CenturyLink Inc., Crown Castle International Corp., Frontier Communications Corp., Level 3 Communications Inc., NII Holdings Inc., SBA Communications Corp., Sprint Corp., T-Mobile US Inc., Telephone and Data Systems, Inc. (TDS), TW Telecom, Inc., Verizon Communications Inc., and Windstream Holdings, Inc.

*
Cumulative total return assumes reinvestment of dividends.

Telephone and Data Systems, Inc.

SHAREHOLDER INFORMATION

	2008	2009	2010	2011	2012	2013
Telephone and Data Systems Common Shares (NYSE: TDS)	$100	$108.43	$118.33	$85.32	$80.97	$96.31
S&P 500 Index	100	126.46	145.51	148.59	172.37	228.19
Dow Jones U.S. Telecommunications Index	100	109.85	129.35	134.48	159.75	182.32

Assumes $100.00 invested at the close of trading on the last trading day preceding the first day of 2008, in TDS Common Shares, S&P 500 Index and the Dow Jones U.S. Telecommunications Index.

Dividend reinvestment plan

TDS' dividend reinvestment plans provide its common and preferred shareholders with a convenient and economical way to participate in the future growth of TDS. Holders of record of ten (10) or more Common Shares or Preferred Shares may purchase Common Shares with their reinvested dividends at a five percent discount from market price. Common Shares may also be purchased, at market price, on a monthly basis through optional cash payments by participants in this plan. The initial ten (10) shares cannot be purchased directly from TDS. An authorization card and prospectus will be mailed automatically by the transfer agent to all registered record holders with ten (10) or more shares. Once enrolled in the plan, there are no brokerage commissions or service charges for purchases made under the plan.

Telephone and Data Systems, Inc.

SHAREHOLDER INFORMATION

Investor relations

TDS' annual report, SEC filings and news releases are available to investors, securities analysts and other members of the investment community. These reports are provided, without charge, upon request to our Corporate Office. Investors may also access these and other reports through the Investor Relations portion of the TDS website (www.teldta.com).

Questions regarding lost, stolen or destroyed certificates, consolidation of accounts, transferring of shares and name or address changes should be directed to:

Julie Mathews, Manager—Investor Relations
Telephone and Data Systems, Inc.
30 North LaSalle Street, Suite 4000
Chicago, IL 60602
312.592.5341
312.630.9299 (fax)
 julie.mathews@teldta.com

General inquiries by investors, securities analysts and other members of the investment community should be directed to:

Jane W. McCahon, Vice President—Corporate Relations and Corporate Secretary
Telephone and Data Systems, Inc.
30 North LaSalle Street, Suite 4000
Chicago, IL 60602
312.592.5379
312.630.9299 (fax)
 jane.mccahon@teldta.com

Directors and executive officers
See "Election of Directors" and "Executive Officers" sections of the Proxy Statement issued in 2014 for the 2014 Annual Meeting.

Principal counsel
Sidley Austin LLP, Chicago, Illinois

Transfer agent
Computershare Trust Company, N.A.
211 Quality Circle, Suite 210
College Station, TX 77845
877.337.1575

Independent registered public accounting firm
PricewaterhouseCoopers LLP

Visit TDS' web site at www.teldta.com

We provide outstanding communications services to our customers and meet the needs of our shareholders, our people, and our communities. • Fortune 500® company • Focus on long-term value creation • 40 years of annual dividend increases • Strong balance sheet • Investment-grade debt ratings TDS headquarters, Chicago, IL U.S. Cellular operations TDS Telecom operations OneNeck IT Solutions data center OneNeck IT Solutions sales office Baja Broadband operations Telephone and Data Systems headquarters, Chicago U.S. Cellular operations TDS Telecom operations Baja Broadband HMS operations Datacenter Sales O ce About Our Businesses U.S. Cellular Provides outstanding wireless experiences to nearly five million customers, with a high-quality nationwide network, competitive devices, plans, and pricing, and a Rewards Program that makes customers feel like neighbors, not numbers. TDS Telecom Trusted provider of residential high-speed Internet, phone, and TV entertainment services, and commercial VoIP (managedIP Hosted) phone service, dedicated high-speed Internet, and hosted-managed services. TDS Telecom manages the operations of: OneNeck IT Solutions Offers comprehensive IT solutions, including colocation, cloud and hosting solutions, ReliaCloud enterprise cloud services, managed services, ERP application management, professional services, and IT hardware. Baja Broadband Delivers high-quality residential and commercial cable TV, high-speed Internet, phone and data services.

LeRoy T. Carlson, Jr. President and Chief Executive Officer Joseph R. Hanley Senior Vice President - Technology, Services and Strategy Peter L. Sereda Senior Vice President - Finance and Treasurer Douglas D. Shuma Senior Vice President and Controller Kurt B. Thaus Senior Vice President and Chief Information Officer Scott H. Williamson Senior Vice President - Acquisitions and Corporate Development LeRoy T. Carlson Chairman Emeritus Douglas W. Chambers Assistant Controller David D. Gillman Assistant Controller - Tax C. Theodore Herbert Vice President - Human Resources Frieda E. Ireland Vice President - Internal Audit Kenneth M. Kotylo Vice President - Acquisitions and Corporate Development Jane W. McCahon Vice President - Corporate Relations and Corporate Secretary Laurie A. Ruchti Vice President - IT Strategy, Architecture and Quality Alan Schultz Vice President - Enterprise Growth and Portfolio Strategy John M. Toomey Assistant Treasurer Theodore E. Wiessing Vice President and Chief Information Security Officer Officers Walter C.D. Carlson Chairman of the Board (non-executive), TDS Partner, Sidley Austin LLP Chairman, Corporate Governance and Nominating Committee LeRoy T. Carlson, Jr. President and Chief Executive Officer, TDS Member, Corporate Governance and Nominating Committee Kenneth R. Meyers President and Chief Executive Officer, U.S. Cellular LeRoy T. Carlson Director Emeritus, TDS Letitia G. Carlson, MD Physician and Associate Clinical Professor, George Washington University Medical Center Prudence E. Carlson Private Investor Clarence A. Davis Consultant Member, Audit Committee Donald C. Nebergall Consultant Member, Audit Committee Board of Directors George W. Off Private Investor Chairman, Audit Committee Member, Compensation Committee Christopher D. O´Leary Executive Vice President and Chief Operating Officer - International, General Mills, Inc. Member, Compensation Committee Mitchell Saranow Chairman, The Saranow Group, LLC Member, Audit Committee Member, Corporate Governance and Nominating Committee Gary L. Sugarman Managing Member, Richfield Capital Partners Member, Compensation Committee Herbert S. Wander Partner, Katten Muchin Rosenman LLP Chairman, Compensation Committee Member, Audit Committee Telephone and Data Systems, Inc. 30 N. LaSalle Street, Suite 4000 Chicago, IL 60602 Tel: 312.630.1900 www.teldta.com